FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THE REPUBLIC OF ITALY
(Name of Registrant)

The Republic of Italy	0000052782
Exact name of registrant as specified in charter	Registrant CIK Number
Form 18-K Annual Report of the Republic of Italy for the year end December 31, 2007	Registration Statement No. 333-111482
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Name of Person Filing the Document (If other than the Registrant)

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

Filing under Form SE, pursuant to the Securities Exchange Act of 1934 and Rule 306(c) of Regulation S-T.

SIGNATURE

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned. thereunto duly authorized. in Rome. Italy on January 13 . 2009.

REPUBLIC OF ITALY

By: [signature]

Name: Dott.ssa Maria Cannata

Title: Director General – Treasury Department – Directorate II
Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.
(c)	Update to the Program Document for 2009-2013 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2009-2013*) and Annual Program Report for 2009 (*Relazione Previsionale e Programmatica per il 2009*), each dated September 23, 2008.	5

Exhibit (c)

Update to the Program Document for 2009-2013 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2009-2013*) and Annual Program Report for 2009 (*Relazione Previsionale e Programmatica per il 2009*), each dated September 23, 2008.

Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria

Per gli anni 2009-2013

Presentata dal Presidente del Consiglio dei Ministri

Silvio Berlusconi

e

dal Ministro dell'Economia e delle Finanze

Giulio Tremonti

al Consiglio dei Ministri il 23 Settembre 2008

QUADRO MACROECONOMICO

Nel corso del 2008, la congiuntura internazionale si è deteriorata per l'accentuarsi della crisi finanziaria, per l'incremento del prezzo delle materie prime, per le nuove tensioni inflazionistiche.

Per l'area dell'euro ha inciso anche l'apprezzamento del cambio nei confronti del dollaro, culminato nel massimo storico toccato nel luglio scorso (1,59).

Tra gli aspetti positivi del contesto attuale, si può comunque notare la buona capacità di reazione dimostrata dalle economie emergenti, che hanno mantenuto prospettive di espansione sostanzialmente invariate rispetto all'estate scorsa. Dalla fine dell'estate sembra essersi inoltre interrotta la fase di apprezzamento dell'euro sui mercati valutari. I prezzi delle *commodity* hanno mostrato una profonda correzione.

L'elemento di maggiore incertezza è costituito dalla crisi finanziaria mondiale. A un anno dalla loro prima esplosione, le turbolenze non si sono ancora ridotte e, sui mercati azionari e del credito, i comparti più direttamente esposti alla crisi hanno subito perdite significative. A settembre, si è manifestato un nuovo acuirsi della crisi, con il coinvolgimento di alcune grandi istituzioni finanziarie e con il rischio di una restrizione del credito nei prossimi mesi.

Negli Stati Uniti, la crescita economica registrata nella prima parte dell'anno è stata superiore alle attese, anche per effetto delle misure di politica economica adottate dalle autorità. Tuttavia, gli investimenti in costruzioni sono in contrazione da dieci trimestri consecutivi e i prezzi delle case hanno mostrato riduzioni marcate.

L'area dell'euro, dopo una crescita oltre le previsioni nel primo trimestre, ha sperimentato nel secondo trimestre una contrazione del PIL rispetto al periodo precedente. Tutte le componenti della domanda aggregata sono state in flessione.

L'economia italiana ha mostrato una prestazione debole già nel primo semestre 2008, per l'operare di fattori negativi quali (i) il rincaro dei beni energetici e alimentari, che ha inciso sui consumi delle famiglie, (ii) l'apprezzamento dell'euro, che ha indebolito la domanda estera e (iii) una correzione superiore alle attese, nel settore delle costruzioni.

Questi elementi inducono a un ritocco verso il basso delle stime di crescita rispetto al DPEF 2009-2013 sia per il 2008 che per il 2009 di 0,4 punti percentuali. La crescita prevista si colloca ora rispettivamente allo 0,1 e allo 0,5 per cento. Anche il profilo atteso nel biennio 2010-2011 risulta più debole: il PIL è previsto espandersi mediamente all'1,0 per cento dall'1,2 per cento nel DPEF, mentre a fine periodo si ricolloca sui valori precedentemente stimati (1,5 per cento). In generale, la congiuntura economica rimane caratterizzata da un elevato grado di incertezza.

Il quadro macroeconomico dal 2008 al 2013 è illustrato in dettaglio nella Relazione Previsionale e Programmatica per il 2009.

QUADRO DI FINANZA PUBBLICA PER GLI ANNI 2008-2013

Con la presente Nota il Governo aggiorna il conto consolidato delle Amministrazioni pubbliche per il periodo 2008-2013.

Le differenze, relativamente contenute, rispetto alle stime indicate nel DPEF derivano principalmente dai seguenti fattori:

- un indebolimento delle prospettive di crescita dell'economia italiana;
- una più puntuale ripartizione della manovra di finanza pubblica per gli anni 2009-2011 tra le categorie economiche di entrata e spesa del conto delle Amministrazioni Pubbliche;
- le modifiche alla manovra introdotte in sede di conversione dei provvedimenti attuativi;
- l'aggiornamento del conto delle Pubbliche Amministrazioni per il 2008 in base all'attività di monitoraggio;
- le variazioni dei interesse derivanti dalle turbolenze sui mercati finanziari.

Per il 2008 l'indebitamento netto viene riconfermato al 2,5 per cento del PIL. Il saldo sconta una ricomposizione del conto che lascia sostanzialmente invariato il livello in termini nominali. Dal lato delle entrate, gli effetti della minore crescita sul gettito tributario sono in parte compensati da un aumento dei contributi sociali a seguito di una dinamica più positiva dei redditi da lavoro dipendente in alcuni comparti del settore privato. Per quanto concerne le spese, l'aumento degli oneri per interessi è compensato da economie nella spesa.

TAVOLA 1: CONTO DELLA P.A. A LEGISLAZIONE VIGENTE (in milioni e in percentuale del PIL)

	2007	2008	2009	2010	2011	2012	2013
SPESE							
Redditi da lavoro dipendente	164.645	174.494	177.790	179.500	181.433	184.065	187.057
Consumi intermedi	121.460	128.048	128.493	129.672	130.531	135.643	140.354
Prestazioni sociali	265.284	278.340	287.450	298.370	308.940	318.950	331.280
di cui: Pensioni	214.991	223.810	233.240	242.780	250.790	259.280	269.070
Altre prestazioni sociali	50.293	54.530	54.210	55.590	58.150	59.670	62.210
Altre spese correnti al netto di interessi	56.817	59.277	60.185	59.769	59.719	60.346	60.963
Totale spese correnti al netto interessi	608.206	640.159	653.918	667.311	680.623	699.004	719.654
(in % di PIL)	*39,6*	*40,1*	*39,9*	*39,5*	*39,1*	*38,8*	*38,6*
Interessi passivi	76.726	81.133	83.732	85.355	86.667	88.094	89.589
(in % di PIL)	*5,0*	*5,1*	*5,1*	*5,1*	*5,0*	*4,9*	*4,8*
Totale spese correnti	684.932	721.292	737.650	752.666	767.290	787.098	809.243
di cui: Spesa sanitaria	102.290	110.478	113.284	115.436	119.085	123.185	127.945
Totale spese in conto capitale	68.493	62.881	64.306	61.944	55.725	56.588	57.218
di cui: Investimenti fissi lordi	36.134	37.690	37.672	37.244	36.568	37.399	37.943
Contributi in conto capitale	24.769	22.952	23.549	21.177	16.343	16.244	16.515
Altri trasferimenti	7.590	2.239	3.085	3.523	2.814	2.945	2.760
Totale spese finali al netto di interessi	676.699	703.040	718.224	729.255	736.348	755.592	776.872
Totale spese finali	753.425	784.173	801.956	814.610	823.015	843.686	866.461
ENTRATE							
Totale entrate tributarie	459.888	466.557	481.101	499.083	513.921	530.826	548.503
di cui: Imposte dirette	233.660	246.957	253.697	266.411	276.635	287.441	298.114
Imposte indirette	225.928	219.368	227.172	232.440	237.054	243.153	250.157
Imposte in c/capitale	300	232	232	232	232	232	232
Contributi sociali	204.772	215.438	223.874	230.180	236.410	242.201	249.107
di cui: Contributi effettivi	200.911	211.468	219.799	226.034	232.185	237.900	244.727
Contributi figurativi	3.861	3.970	4.075	4.146	4.225	4.301	4.380
Altre entrate correnti	55.272	57.118	58.202	59.548	61.124	63.024	64.348
Totale entrate correnti	719.632	738.881	762.945	788.579	811.223	835.819	861.726
Entrate in c/capitale non tributarie	4.314	5.357	4.709	5.738	5.775	5.324	5.365
Totale entrate finali	724.246	744.470	767.886	794.549	817.230	841.375	867.323
p.m. Pressione fiscale	*43,3*	*42,8*	*43,0*	*43,2*	*43,1*	*42,9*	*42,8*
SALDI							
Saldo primario	47.547	41.430	49.662	65.294	80.882	85.783	90.451
(in % di PIL)	*3,1*	*2,6*	*3,0*	*3,9*	*4,6*	*4,8*	*4,9*
Saldo di parte corrente	34.700	17.589	25.295	35.913	43.933	48.721	52.483
(in % di PIL)	*2,3*	*1,1*	*1,5*	*2,1*	*2,5*	*2,7*	*2,8*
Indebitamento netto	-29.179	-39.703	-34.070	-20.061	-5.785	-2.311	862
(in % di PIL)	*-1,9*	*-2,5*	*-2,1*	*-1,2*	*-0,3*	*-0,1*	*0,0*
PIL nominale	1.535.541	1.594.560	1.640.242	1.687.885	1.741.254	1.800.558	1.863.041

Nota: I dati di finanza pubblica non considerano la riclassificazione di Equitalia ancora in via di definizione.

Per gli anni successivi, l'effetto complessivo dei fattori di variazione richiamati determina un peggioramento dell'avanzo primario di 0,1 punti percentuali del PIL per il periodo 2009-2013, ad esclusione del 2011 quando il peggioramento risulta pari a 0,3 punti.

L'indebitamento peggiora di 0,1 punti percentuali del PIL nel 2009, 0,2 punti nel 2010 e 2011, e 0,1 punti negli ultimi due anni considerati per effetto del diverso profilo della spesa per interessi.

Il debito in rapporto al PIL è previsto ridursi gradualmente, attestandosi sotto il 100 per cento nel 2011, come indicato nel DPEF, fino a raggiungere il 91,9 per cento nel 2013.

TAVOLA 2: QUADRO SINTETICO AGGIORNATO[1] DI FINANZA PUBBLICA (in percentuale del PIL)

		2008	2009	2010	2011	2012	2013
INDEBITAMENTO NETTO	(Agg.DPEF)	-2,5	-2,1	-1,2	-0,3	-0,1	0,0
	(DPEF 2009-2013)	-2,5	-2,0	-1,0	-0,1	0,0	0,1
INTERESSI	(Agg.DPEF)	5,1	5,1	5,1	5,0	4,9	4,8
	(DPEF 2009-2013)	5,0	5,1	5,0	5,0	4,9	4,9
SALDO CORRENTE NETTO INTERESSI	(Agg.DPEF)	6,2	6,6	7,2	7,5	7,6	7,6
	(DPEF 2009-2013)	6,2	6,7	7,4	7,8	7,8	7,8
SALDO PRIMARIO	(Agg.DPEF)	2,6	3,0	3,9	4,6	4,8	4,9
	(DPEF 2009-2013)	2,6	3,1	4,0	4,9	4,9	5,0
INDEBITAMENTO NETTO CORRETTO (2)	(Agg.DPEF)	-2,5	-1,8	-0,7	0,2	0,2	0,2
	(DPEF 2009-2013)	-2,3	-1,7	-0,6	0,3	0,2	0,2
DEBITO	(Agg.DPEF)	103,7	102,9	101,3	98,4	95,1	91,9
	(DPEF 2009-2013)	103,9	102,7	100,4	97,2	93,6	90,1
FABBISOGNO SETTORE STATALE	(Agg.DPEF)	-2,9	-1,4	-0,6	0,5	0,8	0,9
	(DPEF 2009-2013)	-2,9	-1,3	-0,4	0,7	1,0	1,1
FABBISOGNO SETTORE PUBBLICO	(Agg.DPEF)	-2,9	-1,8	-1,0	0,1	0,4	0,5
	(DPEF 2009-2013)	-2,8	-1,6	-0,8	0,4	0,7	0,7

1) I dati non considerano la riclassificazione di Equitalia ancora in via di definizione.
2) Per il ciclo e al netto delle una-tantum.

In termini strutturali, per il 2008 il saldo di bilancio peggiora di 0,2 punti percentuali rispetto al DPEF per effetto del minor *output gap* e delle maggiori misure *una tantum*. Il percorso di risanamento riprende dal 2009, in linea con le regole europee circa l'aggiustamento strutturale annuo. Dopo il temporaneo peggioramento del 2008, il *deficit* strutturale corretto per il ciclo e al netto delle misure una *tantum* risulta in progressivo ridimensionamento. Nel quadriennio 2008-2011, la correzione complessiva ammonta a oltre due punti percentuali assicurando la convergenza verso l'obiettivo di medio termine del bilancio in pareggio.

TAVOLA 3: VARIAZIONE DELL'INDEBITAMENTO CORRETTO PER IL CICLO E MISURE UNA TANTUM

	2007	2008	2009	2010	2011	2012	2013
Tasso di crescita del PIL a prezzi costanti	1,5	0,1	0,5	0,9	1,2	1,5	1,5
Tasso di crescita del PIL potenziale	1,3	0,9	0,9	1,3	1,2	1,1	1,2
Output gap	0,4	-0,3	-0,8	-1,1	-1,1	-0,7	-0,4
Componente ciclica del saldo di bilancio	0,2	-0,2	-0,4	-0,5	-0,5	-0,3	-0,2
Indebitamento netto	-1,9	-2,5	-2,1	-1,2	-0,3	-0,1	0,0
Indebitamento netto corretto per il ciclo	-2,1	-2,3	-1,7	-0,6	0,2	0,2	0,2
Avanzo primario corretto per il ciclo	2,9	2,8	3,4	4,4	5,2	5,1	5,0
Misure una tantum	-0,2	0,2	0,1	0,1	0,0	0,1	0,1
Saldo di bilancio al netto delle una tantum	-1,7	-2,7	-2,1	-1,2	-0,4	-0,2	0,0
Indebitamento netto corretto per il ciclo al netto delle una tantum	-1,9	-2,5	-1,8	-0,7	0,2	0,2	0,2
Avanzo primario corretto per il ciclo al netto delle una tantum	3,1	2,6	3,4	4,4	5,2	5,1	5,0
Variazione saldo di bilancio al netto delle una tantum	-1,3	1,0	-0,6	-0,9	-0,9	-0,2	-0,2
Variazione saldo di bilancio corretto per ciclo al netto delle una tantum	-1,2	0,6	-0,8	-1,1	-0,9	0,0	0,0

Nota: La popolazione in età lavorativa per gli anni 2010-2013 è stata calcolata sulla base dei dati della Commissione Europea per il 2009 e applicando da tale anno il tasso di crescita calcolato sulla base delle proiezioni demografiche dell'ISTAT (2007-2051). La caduta della crescita del prodotto potenziale che si registra tra il 2010 e il 2012 è dovuta alla tendenza fortemente decrescente della popolazione in età lavorativa che riduce il contributo del lavoro alla crescita del reddito. La riduzione della popolazione in età lavorativa discende dalle previsioni demografiche ISTAT attualmente disponibili.
I dati di finanza pubblica non considerano la riclassificazione di Equitalia ancora in via di definizione.

DECISIONE DI BILANCIO: GLI STRUMENTI

A completamento della manovra di bilancio 2009-2011 varata nel luglio scorso, il Governo collega alla decisione di bilancio i seguenti disegni di legge:

i) Progetto di legge: 1441-bis (Fase iter Camera: 1^ lettura)

'Disposizioni per lo sviluppo economico, la riforma del processo civile, la semplificazione, la competitività, la stabilizzazione della finanza pubblica e la perequazione tributaria' (testo risultante dallo stralcio degli articoli 3, da 5 a 13, da 15 a 18, 22, 31, 70 e dallo stralcio degli articoli 23, 24, 32, da 37 a 39 e da 65 a 67 del disegno di legge 1441, deliberato dall'Assemblea il 5 agosto 2008) (1441-bis);

ii) Progetto di legge: 1441-ter (Fase iter Camera: 1^ lettura)

'Disposizioni per lo sviluppo e l'internazionalizzazione delle imprese, nonché in materia di energia' (già articoli 3, da 5 a 13, da 15 a 18, 22, 31 e 70 del disegno di legge 1441, stralciati con deliberazione dell'Assemblea il 5 agosto 2008) (1441-ter);

iii) Progetto di legge: 1441-quater (Fase iter Camera: 1^ lettura)

'Delega al Governo in materia di lavori usuranti e di riorganizzazione di enti, misure contro il lavoro sommerso e norme in tema di lavoro pubblico e di controversie di lavoro' (articoli 23, 24, 32, da 37 a 39, da 65 a 67 del disegno di legge 1441, stralciati con deliberazione dell'Assemblea il 5 agosto 2008) (1441-quater).

iv) Progetto di legge A.S. 847 – Delega al Governo finalizzata all'ottimizzazione della produttività del lavoro pubblico (Fase iter Senato: 1^ lettura);

v) Progetto di legge – Delega al Governo in materia di federalismo fiscale, in attuazione dell'articolo 119 della Costituzione (Fase iter: approvato dal Consiglio dei Ministri in via preliminare l'11 settembre 2008, con modifiche).

BILANCIO PROGRAMMATICO DELLO STATO

Con la presente Nota si provvede anche ad aggiornare il livello del saldo netto da finanziare per l'anno 2009 rispetto a quello indicato nel Documento di Programmazione presentato alle Camere nel giugno 2008.

Il predetto Documento stimava il livello del saldo netto da finanziare programmatico per l'anno 2009 in 16,6 miliardi.

Tale stima era formulata sulla base degli elementi al momento disponibili riguardanti il bilancio dello Stato a legislazione vigente che sostanzialmente si basavano sulla proiezione per gli anni 2009 e seguenti del bilancio triennale 2008-2010.

Sulla scorta dei dati del bilancio a legislazione vigente 2009, il predetto livello di saldo è stato rideterminato in 33,6 miliardi.

Tale livello è conseguenza della rideterminazione di alcune poste di bilancio relative ai trasferimenti alle Amministrazioni Pubbliche (circa 14 miliardi), tra i quali gli enti di previdenza e gli enti territoriali, e alle poste correttive e compensative delle entrate (circa 4 miliardi). Si tratta per la grandissima parte di regolazioni contabili che non hanno alcuna influenza sul livello di indebitamento netto delle Pubbliche Amministrazioni.

L'emergere di tali nuove esigenze ha determinato una revisione al rialzo del saldo netto da finanziare programmatico.

Una revisione al rialzo di tale portata è già intervenuta nel settembre 2002 e nel settembre 2007, in sede di Nota di Aggiornamento del DPEF 2003-2006 e del DPEF 2008-2011.

TAVOLA 4: BILANCIO PROGRAMMATICO DELLO STATO 2009-2011 (al netto delle regolazioni contabili, debitorie e dei rimborsi IVA, in miliardi)

	Consuntivo 2007	LB 2008	LB 2008 Assestato	2009	2010	2011	Tassi di variazione medi
Entrate Tributarie	426,6	426,5	423,2	432,7	448,7	462,6	3,4
In % sul PIL	*27,8*	*26,7*	*26,5*	*26,4*	*26,6*	*26,6*	
Altre Entrate	52,0	31,9	34,2	30,2	28,3	28,7	-2,4
In % sul PIL	*3,4*	*2,0*	*2,1*	*1,8*	*1,7*	*1,6*	
ENTRATE FINALI	478,6	458,4	457,4	462,9	477,0	491,3	3,0
In % sul PIL	*31,2*	*28,7*	*28,7*	*28,2*	*28,3*	*28,2*	
Spese correnti netto interessi	347,8	352,8	365,8	368,4	366,3	364,6	-0,5
In % sul PIL	*22,7*	*22,1*	*22,9*	*22,5*	*21,7*	*20,9*	
Interessi	68,2	78,5	85,4	81,3	83,0	85,0	2,3
In % sul PIL	*4,4*	*4,9*	*5,4*	*5,0*	*4,9*	*4,9*	
Spese in conto capitale	50,2	60,4	62,4	46,8	44,2	44,8	-2,1
In % sul PIL	*3,3*	*3,8*	*3,9*	*2,9*	*2,6*	*2,6*	
SPESE FINALI	466,2	491,7	513,6	496,5	493,5	494,4	-0,2
In % sul PIL	*30,4*	*30,8*	*32,2*	*30,3*	*29,2*	*28,4*	
RISPARMIO PUBBLICO	60,0	24,8	2,8	11,9	26,7	40,7	
In % sul PIL	*3,9*	*1,6*	*0,2*	*0,7*	*1,6*	*2,3*	
SALDO NETTO DA FINANZIARE	12,4	-33,3	-56,2	-33,6	-16,5	-3,1	
In % sul PIL	*0,8*	*-2,1*	*-3,5*	*-2,0*	*-1,0*	*-0,2*	
AVANZO PRIMARIO	80,6	45,2	29,2	47,7	66,5	81,9	
In % sul PIL	*5,2*	*2,8*	*1,8*	*2,9*	*3,9*	*4,7*	
SALDO DI BILANCIO ESCLUSE LE PARTITE FINANZIARIE	11,0	-32,9	-55,7	-33,3	-16,4	-3,0	
In % sul PIL	*0,7*	*-2,1*	*-3,5*	*-2,0*	*-1,0*	*-0,2*	
PIL ai prezzi di mercato	1.535,5	1.594,6	1.594,6	1.640,2	1.687,9	1.741,3	

MINISTERO DELL'ECONOMIA E DELLE FINANZE

L'Economia italiana nel 2009

Relazione Previsionale e Programmatica

E' possibile scaricare la
RELAZIONE PREVISIONALE
E PROGRAMMATICA
dai Siti Internet www.mef.gov.it
www.dt.tesoro.it

ISSN 1974 6695

Relazione Previsionale
e Programmatica
per il 2009

Presentata dal Ministro dell'Economia e delle Finanze

Giulio Tremonti

il 23 settembre 2008

INDICE

INDICE DELLE TAVOLE

INDICE DELLE FIGURE

I. SINTESI

Successivamente alla presentazione del DPEF 2009-2013 nel giugno scorso, il quadro economico internazionale si è deteriorato per l'acuirsi degli effetti della crisi finanziaria e per il persistere delle pressioni inflative indotte dai marcati rialzi registrati dai prodotti energetici e da quelli alimentari. L'area dell'euro ha sofferto inoltre dell'apprezzamento della valuta europea nella prima parte dell'anno.

La congiuntura italiana è risultata anch'essa indebolita in un contesto di elevata incertezza. Nel secondo trimestre 2008, il PIL ha registrato una riduzione, con una diminuzione anche dei consumi privati. In linea con i segnali provenienti dagli indicatori anticipatori, generalmente improntati alla flessione, è stata operata una revisione al ribasso delle stime di crescita rispetto a quelle indicate nel DPEF. La crescita del PIL è attesa allo 0,1 per cento nel 2008 e allo 0,5 per cento nel 2009, inferiore di 0,4 punti percentuali all'anno rispetto alle stime del giugno scorso. Anche il profilo di sviluppo atteso nel 2010-2011 risulta più debole (1 per cento contro l'1,2 per cento nel DPEF), riguadagnando a fine periodo i valori precedentemente stimati (1,5 per cento).

Nonostante il deterioramento della congiuntura economica, l'aggiornamento delle stime del conto delle Pubbliche Amministrazioni per il 2008-2013 conferma l'obiettivo di indebitamento netto al 2,5 per cento del PIL per il 2008, oltre che il perseguimento del sostanziale pareggio di bilancio entro il 2011, indicati nel DPEF.

TAVOLA I.1: QUADRO SINTETICO AGGIORNATO[1] DI FINANZA PUBBLICA (in percentuale del PIL)

		2008	2009	2010	2011	2012	2013
INDEBITAMENTO NETTO	(RPP 2009)	-2,5	-2,1	-1,2	-0,3	-0,1	0,0
	(DPEF 2009-2013)	-2,5	-2,0	-1,0	-0,1	0,0	0,1
INTERESSI	(RPP 2009)	5,1	5,1	5,1	5,0	4,9	4,8
	(DPEF 2009-2013)	5,0	5,1	5,0	5,0	4,9	4,9
SALDO CORRENTE NETTO INTERESSI	(RPP 2009)	6,2	6,6	7,2	7,5	7,6	7,6
	(DPEF 2009-2013)	6,2	6,7	7,4	7,8	7,8	7,8
SALDO PRIMARIO	(RPP 2009)	2,6	3,0	3,9	4,6	4,8	4,9
	(DPEF 2009-2013)	2,6	3,1	4,0	4,9	4,9	5,0
INDEBITAMENTO NETTO CORRETTO (2)	(RPP 2009)	-2,5	-1,8	-0,7	0,2	0,2	0,2
	(DPEF 2009-2013)	-2,3	-1,7	-0,6	0,3	0,2	0,2
DEBITO	(RPP 2009)	103,7	102,9	101,3	98,4	95,1	91,9
	(DPEF 2009-2013)	103,9	102,7	100,4	97,2	93,6	90,1
FABBISOGNO SETTORE STATALE	(RPP 2009)	-2,9	-1,4	-0,6	0,5	0,8	0,9
	(DPEF 2009-2013)	-2,9	-1,3	-0,4	0,7	1,0	1,1
FABBISOGNO SETTORE PUBBLICO	(RPP 2009)	-2,9	-1,8	-1,0	0,1	0,4	0,5
	(DPEF 2009-2013)	-2,8	-1,6	-0,8	0,4	0,7	0,7

1) I dati non considerano la riclassificazione di Equitalia ancora in via di definizione.
2) Per il ciclo e al netto delle *una-tantum*.

Per l'anno in corso, le stime aggiornate scontano una ricomposizione del conto delle Pubbliche Amministrazioni, che incorpora dal lato delle entrate gli effetti della minore crescita sul gettito tributario, in parte compensati da un aumento dei contributi sociali a seguito di una dinamica più positiva del previsto dei redditi da lavoro dipendente in alcuni comparti del settore privato. Per quanto concerne le spese, l'aumento degli oneri per interessi derivante dagli effetti delle turbolenze finanziarie è compensato da economie nella spesa.

Per gli anni successivi al 2008, l'effetto complessivo dei fattori di variazione richiamati determina un peggioramento dell'avanzo primario di 0,1 punti percentuali del PIL per il periodo 2009-2013, ad esclusione del 2011 quando il peggioramento risulta pari a 0,3 punti.

L'indebitamento cresce di 0,1 punti percentuali del PIL nel 2009, 0,2 punti nel 2010 e 2011, e 0,1 punti negli ultimi due anni considerati per effetto del diverso profilo della spesa per interessi.

Il debito pubblico in rapporto al PIL è previsto ridursi gradualmente attestandosi, come indicato nel DPEF, sotto il 100 per cento nel 2011 fino a raggiungere il 91,9 per cento nel 2013.

In termini strutturali, per il 2008 il saldo di bilancio peggiora di 0,2 punti percentuali rispetto al DPEF per effetto del minor *output gap* e delle maggiori misure *una tantum*. Il percorso di risanamento riprende dal 2009, in linea con le regole europee circa l'aggiustamento strutturale annuo. Dopo il temporaneo deterioramento del 2008, il deficit strutturale corretto per il ciclo e al netto delle misure *una tantum* risulta in progressivo ridimensionamento. Nel quadriennio 2008-2011, la correzione complessiva ammonta a oltre due punti percentuali assicurando la convergenza verso l'obiettivo di medio termine del bilancio in pareggio.

II ECONOMIA INTERNAZIONALE

II.1 CONTESTO INTERNAZIONALE

Nel corso del 2008 il quadro economico internazionale si è deteriorato per l'accentuarsi degli effetti della crisi finanziaria e per la forte crescita dei prezzi delle materie prime energetiche e alimentari.

A un anno di distanza la crisi del sistema finanziario non accenna a ridursi, coinvolgendo anche importanti istituti di credito e assicurativi a livello internazionale. Le autorità monetarie delle principali aree economiche hanno garantito massicce iniezioni di liquidità al fine di stabilizzare i mercati in modo coordinato. A livello globale il settore bancario ha registrato pesanti perdite e, in risposta, significative operazioni di ricapitalizzazione.

Nei primi otto mesi del 2008, il prezzo del petrolio ha continuato a crescere raggiungendo, all'inizio di luglio, il massimo storico di 145 dollari al barile, per poi scendere a circa 86 dollari a metà settembre. L'Agenzia internazionale per l'energia (AIE) ha rivisto al ribasso le previsioni di crescita della domanda mondiale, stimando che sarà pari a 86,8 milioni di barili al giorno per il 2008 e crescerà dell'1,0 per cento nel 2009. L'incertezza sull'evoluzione futura dei corsi del greggio rimane molto elevata.

Dall'inizio dell'anno l'euro si è apprezzato rispetto alle principali valute, raggiungendo rispetto al dollaro il massimo di 1,59 nel luglio scorso, per poi indebolirsi notevolmente attorno a quota 1,40 nel mese di settembre. Il cambio effettivo reale dell'euro si è rafforzato di circa il 35 per cento dai minimi dell'ottobre 2000 all'agosto scorso.

Tenendo conto di questi elementi ed in linea con i principali previsori internazionali, si prevede una crescita mondiale del 3,7 per cento per l'anno in corso, inferiore di un punto percentuale rispetto al 2007, e del 3,4 per cento per il 2009. Nei quattro anni successivi, è previsto un incremento medio del 4,1 per cento. Il commercio mondiale è stimato aumentare in media del 5,2 per cento nel periodo 2008-2009, in rallentamento di due punti percentuali rispetto al 2007. Nei rimanenti anni dell'arco previsivo, il commercio mondiale dovrebbe crescere a un tasso medio del 7,2 per cento. Con un'ipotesi 'tecnica' di invarianza di prezzo rispetto alle due settimane precedenti la chiusura di questo rapporto, il prezzo del petrolio si attesterebbe attorno a 109 dollari al barile nella media del 2008, con una riduzione negli anni successivi. Dal 2009, si stima che la moneta unica europea assuma un valore medio di 1,43 rispetto al dollaro.

Negli Stati Uniti, la crescita del PIL è stata dello 0,8 per cento nel secondo trimestre rispetto al periodo precedente, superiore di 0,6 punti percentuali a quella del primo trimestre grazie a un maggior contributo delle esportazioni, della spesa pubblica e dei consumi privati, questi ultimi sostenuti dalle misure fiscali introdotte nella primavera del 2008. Nella seconda parte dell'anno, il mancato sostegno del pacchetto fiscale potrebbe influire sul reddito disponibile delle famiglie, contribuendo a deprimere i consumi privati. Gli investimenti residenziali hanno continuato a ridursi, sebbene in misura minore rispetto ai tre mesi precedenti.

Nel mercato del lavoro continua la contrazione dei nuovi posti di lavoro, iniziata verso la fine del 2007. L'inflazione al consumo è progressivamente aumentata nel corso dell'anno, superando il 5 per cento. Questo risultato è dovuto principalmente al rincaro dei prodotti energetici. Infatti, l'inflazione al netto della componente energetica è risultata pari a circa la metà di quella totale.

Il perdurare della crisi finanziaria ha contribuito a far ridurre ripetutamente il tasso di riferimento alla *Federal Reserve* dal 4,25 all'inizio dell'anno al 2,0 per cento. Inoltre, l'autorità monetaria ha garantito abbondante liquidità nel tentativo di ristabilire condizioni ordinate sui mercati finanziari.

La crescita dell'economia statunitense è prevista in ulteriore indebolimento nella seconda parte dell'anno, con un rischio non trascurabile di recessione, a causa del perdurare delle tensioni finanziarie, del debole andamento dei consumi e del rallentamento della domanda estera. Nel 2008 il PIL è stimato crescere dell'1,5 per cento, inferiore di 0,7 punti percentuali rispetto all'anno precedente. Anche nel 2009 la crescita dovrebbe rallentare ulteriormente, per poi riprendere negli anni 2009-2013 a un tasso medio di crescita del 2,0 per cento.

Il Giappone ha registrato una contrazione del PIL nel secondo trimestre pari allo 0,6 per cento sul periodo precedente, dopo un primo trimestre robusto (0,8 per cento), per la flessione della domanda interna ed estera. Inoltre, anche gli investimenti residenziali hanno subito una forte diminuzione. L'inflazione al consumo è ritornata positiva dalla fine del 2007, raggiungendo il 2,3 per cento a luglio. Anche nell'ultima riunione del 18 settembre la Banca del Giappone ha mantenuto invariato il tasso di *policy* allo 0,5 per cento. Nel 2008 e nel 2009 si prevede una crescita media del PIL giapponese dell'1,0 per cento, e un aumento medio dell'1,6 per cento nei quattro anni successivi.

Le economie emergenti asiatiche hanno mostrato alcuni segnali di rallentamento, in conseguenza di un quadro globale meno positivo. Tuttavia, le esportazioni dell'area sono rimaste robuste e la domanda interna ha trainato la crescita, nonostante l'aumento dell'inflazione abbia ridotto la capacità d'acquisto delle famiglie.

In Cina la crescita del PIL ha subito una lieve moderazione al 10,1 per cento nel secondo trimestre, 0,5 punti percentuali in meno rispetto alla prestazione dei primi tre mesi del 2008. La crescita delle esportazioni è stata meno sostenuta nei primi sette mesi del 2008 rispetto all'anno precedente, mentre le importazioni hanno accelerato. L'inflazione è scesa attorno al 4,3 per cento ad agosto, dall'8,7 per cento di febbraio.

L'economia indiana continua a registrare una crescita vivace pari al 7,9 per cento nel secondo trimestre dell'anno, anche se l'inflazione è cresciuta molto nei mesi più recenti.

Per l'area asiatica le previsioni di crescita restano elevate, anche se in moderazione rispetto agli anni precedenti. Secondo i principali osservatori internazionali l'espansione dei paesi emergenti dell'Asia dovrebbe essere di circa l'8 per cento nel periodo 2008-2009. La stima per la Cina è pari al 10 per cento nel 2008 (quasi 2 punti percentuali in meno rispetto al 2007), e del 9,3 per cento nell'anno successivo. L'India dovrebbe crescere del 7,8 per cento nell'anno in corso e del 7,2 per cento nel 2009.

TAVOLA II.1: QUADRO MACROECONOMICO INTERNAZIONALE (variazioni percentuali)

	2006	2007	2008	2009	2010	2011	2012	2013
PIL								
Paesi industrializzati	3,0	2,7	1,7	1,3	2,1	2,3	2,5	2,5
Stati Uniti	2,9	2,2	1,5	0,8	2,0	2,3	2,4	2,4
Giappone	2,4	2,1	1,0	0,9	1,3	1,5	1,7	1,7
UEM	2,7	2,6	1,4	1,1	1,7	1,9	2,1	2,1
Francia	2,0	1,9	1,0	0,9	1,8	2,1	2,4	2,4
Germania	2,9	2,5	1,8	1,0	1,4	1,4	1,4	1,5
Regno Unito	2,9	3,1	1,1	0,9	2,6	2,6	2,8	2,8
Spagna	3,9	3,8	1,4	0,9	3,0	3,3	3,4	3,4
Mondo escluso UE	5,4	5,2	4,3	4,0	4,4	4,6	4,7	4,7
Mondo	4,9	4,7	3,7	3,4	3,9	4,1	4,2	4,2
Commercio mondiale	9,3	7,2	5,2	5,1	7,0	7,2	7,2	7,2

Fonte: Elaborazione su dati IMF, OCSE, UE.

TAVOLA II.2: PREZZI INTERNAZIONALI (variazioni percentuali)

	2006	2007	2008	2009	2010	2011	2012	2013
Petrolio (Brent FOB dollari/barile)	65,1	72,5	109,0	101,0	101,0	101,0	101,0	101,0
Materie prime non energetiche	16,5	25,7	23,7	0,0	0,0	0,0	0,0	0,0
Manufatti	4,8	6,7	9,5	2,0	1,5	1,5	1,5	1,5

Fonte. Elaborazione su dati IMF, OCSE, UE.

II.2 SVILUPPI IN EUROPA

Dopo un'ancor robusta prestazione nel primo trimestre del 2008, nel secondo l'andamento economico dell'area dell'euro ha risentito oltre il previsto dell'indebolimento del contesto internazionale. Le turbolenze che hanno caratterizzato i mercati finanziari e immobiliari si sono tradotte in un inasprimento delle condizioni del credito bancario e un marcato rallentamento nella crescita della domanda interna. I rincari delle *commodity*, e in particolar modo dei prodotti energetici e di quelli alimentari, hanno sospinto l'inflazione su valori storicamente elevati. Nel luglio scorso, la Banca Centrale Europea ha aumentato il tasso di politica monetaria di 25 punti base al 4,25 per cento. I massimi registrati dalla moneta unica nei confronti del dollaro fino all'estate scorsa non hanno agevolato la domanda estera, mentre le incertezze del quadro economico e il minor reddito disponibile dei consumatori hanno indebolito la domanda interna.

Nel primo trimestre 2008, alcuni effetti transitori hanno spinto la crescita dell'area dell'euro oltre le attese, con un incremento del PIL dello 0,7 per cento rispetto al periodo precedente. Tuttavia, nel secondo trimestre il PIL dell'area dell'euro ha registrato una riduzione dello 0,2 per cento rispetto al periodo precedente. Ad eccezione della spesa per consumi della PA, in aumento dello 0,5 per cento rispetto al trimestre precedente, tutte le componenti della domanda aggregata hanno registrato una flessione. Particolarmente

pronunciato è stato l'indebolimento della domanda interna, con gli investimenti fissi lordi in riduzione dell'1,2 per cento e i consumi delle famiglie dello 0,2 per cento rispetto al trimestre precedente. Anche le esportazioni sono diminuite dello 0,4 per cento, per un affievolimento della domanda mondiale e il rafforzamento dell'euro. Una pari riduzione è stata registrata dalle importazioni.

Nel secondo trimestre dell'anno, la produzione industriale ha registrato il peggiore risultato degli ultimi cinque anni, con una diminuzione dello 0,8 per cento rispetto al periodo precedente, dopo un aumento dello 0,2 nel primo trimestre. Il grado di utilizzo degli impianti ha continuato a ridursi, sebbene sia ancora superiore alla media storica. Gli indicatori di fiducia delle imprese elaborati dalla Commissione Europea prospettano una fase di debolezza per la seconda parte dell'anno, essendosi attestati a fine estate sui valori minimi degli ultimi anni in molti settori economici, e in particolare nell'industria.

Anche il mercato del lavoro dell'area dell'euro ha mostrato segni di indebolimento. Nel secondo trimestre 2008 la crescita occupazionale ha subito una nuova moderazione (0,2 per cento rispetto al periodo precedente, 1,2 per cento rispetto al periodo corrispondente del 2007) mentre ad aprile il tasso di disoccupazione ha registrato un marginale aumento al 7,3 per cento, stabilizzandosi poi nei successivi tre mesi.

Nei primi otto mesi del 2008 l'inflazione nell'area dell'euro si è attestata su valori storicamente elevati, registrando un picco del 4,0 per cento a luglio, per poi ripiegare al 3,8 per cento in agosto. Anche l'inflazione di fondo è risultata in crescita, dal 2,1 per cento della seconda parte del 2007 al 2,5 nel primo semestre del 2008. La componente più dinamica è stata quella dei beni alimentari prodotti, il cui tasso di inflazione ha raggiunto il 7,2 per cento nel luglio scorso dall'1,9 per cento di un anno prima.

Il cambio dell'euro sembra aver invertito la lunga fase di apprezzamento nei confronti del dollaro culminata nel luglio scorso con un massimo storico di 1,59. Durante il mese di settembre è sceso sotto quota 1,40. L'attuale debolezza della moneta unica contribuirà a sostenere la crescita dell'area dell'euro tramite il canale estero, o quantomeno a limitare l'impatto negativo dovuto all'apprezzamento precedente.

Le più importanti istituzioni internazionali stimano per il 2008 una crescita del PIL per l'area dell'euro dell'1,4 per cento, in ribasso di circa 0,3 punti percentuali rispetto alle previsioni di primavera, a causa di un andamento sostanzialmente piatto nel secondo semestre dell'anno. Per il 2009 le previsioni indicano una crescita del PIL dell'area dell'euro dell'1,1 per cento, anch'essa in ribasso rispetto alle stime precedenti. Nel quadriennio successivo la crescita media si attesterebbe all'1,9 per cento, stabile rispetto alle previsioni precedenti.

FIGURA II.1: AREA EURO, PIL E COMPONENTI DELLA SPESA (variazioni percentuali sul trimestre precedente)


3,5
2,5
1,5
0,5
-0,5
-1,5
2006-II
2006-III
2006-IV
2007-I
2007-II
2007-III
2007-IV
2008-I
2008-II
Consumi privati
Investimenti fissi lordi
Esportazioni
Importazioni
Consumi pubblici
PIL

Fonte: Eurostat e Thompson Datastream.

II.3 RISCHI DELLA PREVISIONE

Le incertezze sull'evoluzione dell'economia internazionale provengono in primo luogo dalla constatazione che a un anno di distanza dall'inizio della crisi innescata dai mutui *sub-prime* negli Stati Uniti non si intravede ancora la fine delle turbolenze. Nel suo complesso, il sistema finanziario ha continuato a registrare perdite significative e importanti istituzioni sono state coinvolte nella crisi, nonostante il pronto intervento delle banche centrali dei paesi più industrializzati che hanno garantito abbondante liquidità al sistema in modo coordinato.

Il ciclo dell'economia statunitense, rivelatosi più robusto delle attese nel primo semestre 2008, potrebbe indebolirsi più del previsto nei prossimi trimestri per il rallentamento delle principali componenti della domanda, interna ed estera. Inoltre, la correzione del mercato immobiliare, in atto da dieci trimestri consecutivi negli Stati Uniti, ed estesasi al mercato europeo e in particolar modo alla Spagna, al Regno Unito e all'Irlanda, potrebbe rivelarsi più significativa delle attese.

Infine, nonostante la recente fase di moderazione nei prezzi delle *commodity*, permane il rischio di possibili nuovi rincari per i potenziali sbilanci prospettici tra domanda ed offerta di energia e per l'operare di fattori climatici e geopolitici avversi.

In generale, la congiuntura economica internazionale rimane caratterizzata da un elevato grado di incertezza.

III. ECONOMIA ITALIANA

III.1 EVOLUZIONE NEL 2008

Già nel secondo trimestre il prodotto interno lordo ha registrato una riduzione pari allo 0,3 per cento rispetto al trimestre precedente. La flessione è risultata più marcata di quanto previsto sulla base dei segnali provenienti dagli indicatori congiunturali. La contrazione è avvenuta contestualmente anche nell'area dell'euro (-0,2 per cento) e, in particolare, in Germania (-0,5 per cento) e in Francia (-0,3 per cento).

In Italia, nel secondo trimestre il contributo delle scorte è ritornato positivo (0,2 punti percentuali) rispetto al trimestre precedente mentre la domanda estera netta e la spesa delle famiglie hanno sottratto rispettivamente 0,3 e 0,2 punti percentuali. Gli investimenti fissi lordi hanno fornito un contributo nullo; la spesa della PA ha contribuito per 0,1 punti percentuali.

FIGURA III.1: CONTRIBUTI ALLA CRESCITA DEL PIL


Consumi delle famiglie
Spesa per consumi della PA
Esportazioni nette
Scorte
Investimenti fissi lordi
PIL (var.%, scala dx)
punti percentuali
variazione percentuale anno su anno
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
-3,0
1Q97
1Q98
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
1Q08

Fonte. ISTAT.

Nel secondo trimestre la domanda interna ha continuato ad essere stagnante. I consumi delle famiglie si sono ridotti dello 0,3 per cento rispetto al primo trimestre. Sulle decisioni di spesa delle famiglie hanno influito sia l'incremento sostenuto dei prezzi al consumo, in particolare dei prodotti energetici e di quelli alimentari, sia il calo del clima di fiducia. La spesa per consumi di beni durevoli è risultata molto debole. Con riferimento al turismo, la spesa all'estero dei residenti ha mostrato un incremento, mentre continua a ridursi quella in Italia da parte dei non residenti.

Gli investimenti in costruzioni si sono ridotti dello 0,9 per cento nel secondo trimestre, così come la produzione nel settore (-2,7 per cento rispetto al trimestre

precedente). Entrambi i risultati sono riconducibili alla riduzione sia della domanda sia della profittabilità delle costruzioni. Secondo alcune fonti, nel primo semestre 2008 le compravendite sono diminuite di quasi il 15 per cento rispetto allo stesso periodo del 2007. I prezzi delle case, inoltre, avrebbero mostrato nei primi sei mesi del 2008 una riduzione rispetto allo stesso periodo del 2007, mostrando una reattività al calo della domanda superiore alle attese. Sembra plausibile ipotizzare una modesta flessione nei prezzi delle abitazioni nell'anno in corso.

Il calo della domanda di abitazioni è confermato, inoltre, dall'andamento della concessione di prestiti alle famiglie per l'acquisto della casa. Dopo anni di forte crescita, a luglio i mutui alle famiglie hanno registrato una riduzione (-0,2 per cento) rispetto allo stesso mese dell'anno precedente.

Gli investimenti in macchinari hanno mostrato una debole ripresa congiunturale, legata anche alla componente in mezzi di trasporto, generalmente più volatile, che è aumentata dell'1,5 per cento rispetto al trimestre precedente. Tuttavia le indicazioni provenienti dal grado di utilizzo degli impianti e dal continuo deterioramento dei saldi finanziari delle imprese non sono favorevoli, così come avvalorato anche dalla debolezza della domanda attesa. Effetti negativi sugli investimenti potrebbero provenire anche dalla restrizione del credito che, in base all'indagine sul credito bancario della Banca d'Italia, nel secondo trimestre 2008 ha colpito in misura principale le imprese, soprattutto quelle medio-grandi e i prestiti a lungo termine.

Nel secondo trimestre, le esportazioni si sono contratte dello 0,7 per cento, risentendo sia della decelerazione della domanda estera, in particolare di quella europea, sia dell'apprezzamento dell'euro. Le importazioni a seguito del calo della domanda si sono ridotte per il secondo trimestre consecutivo rispetto al trimestre corrispondente.

Riguardo ai prezzi, il deflatore delle importazioni è aumentato del 5,7 per cento rispetto allo stesso periodo dell'anno precedente, sospinto dai rincari registrati nelle materie prime energetiche e non energetiche. Il deflatore dei consumi, risentendo delle pressioni inflazionistiche esterne ha avuto un incremento pari al 4,0 per cento rispetto all'anno precedente.

Le prospettive per l'economia italiana nella seconda parte dell'anno risultano incerte e con rischi concentrati al ribasso. La produzione industriale, in flessione dall'ultimo trimestre del 2007, ha continuato a ridursi a luglio (-1,1 per cento rispetto al mese precedente), soprattutto per i beni di consumo non durevoli. Inoltre, i consumi privati in base all'indice in termini reali elaborato da Confcommercio sono cresciuti a luglio solo marginalmente rispetto a giugno (0,2 per cento), registrando invece una variazione negativa rispetto allo stesso mese dell'anno precedente (-1,0 per cento). Sebbene rimangano su livelli storicamente bassi, gli indicatori di fiducia dei consumatori e delle imprese operanti nel commercio e nei servizi hanno mostrato ad agosto dei segnali di recupero rispetto a luglio. La fiducia delle imprese manifatturiere, viceversa, è risultata stabile ad agosto e continua a permanere sui livelli minimi registrati nel 2001.

Tenuto conto di tali considerazioni, si prevede una crescita solo lievemente positiva per il 2008 pari allo 0,1 per cento, inferiore allo 0,5 per cento indicato a giugno nel DPEF 2009-2013.

Nel 2008, la domanda interna risulterebbe molto debole. I consumi registrerebbero una riduzione, seppur lieve (-0,3 per cento) anche per effetto della compressione del potere d'acquisto legata ai recenti rincari dei prezzi.

Gli investimenti fissi risulterebbero stagnanti, per effetto del calo degli investimenti in costruzioni (-0,5 per cento). Quelli in macchinari risulterebbero, invece, in lieve recupero rispetto al 2007 (0,3 per cento).

Con riferimento alla domanda estera, le esportazioni in volume registrerebbero una battuta d'arresto rispetto all'anno precedente (0,7 per cento) per effetto del rallentamento del commercio mondiale.

TAVOLA III.1: CONTO RISORSE E IMPIEGHI (variazioni percentuali, valori concatenati, anno base 2000)

	2005	2006	2007	2008
PIL	0,6	1,8	1,5	0,1
Importazioni di beni e servizi	2,2	5,9	4,4	-0,8
TOTALE RISORSE	0,9	2,7	2,1	0,0
Consumi finali nazionali	1,2	1,0	1,4	-0,1
Spesa delle famiglie residenti	0,9	1,1	1,4	-0,3
Spesa della P.A. e delle I.S.P.	1,9	0,9	1,3	0,8
Investimenti fissi lordi	0,7	2,5	1,2	-0,1
macchinari, attrezzature e vari	0,9	3,5	0,2	0,3
costruzioni	0,5	1,5	2,2	-0,5
Variazione delle scorte*	-0,2	0,5	0,0	-0,1
DOMANDA NAZIONALE	0,8	1,8	1,3	-0,2
Esportazioni di beni e servizi	1,0	6,2	5,0	0,7
TOTALE IMPIEGHI	0,9	2,7	2,1	0,0

*) I dati in percentuale misurano il contributo relativo alla crescita del PIL.

A seguito della riduzione della domanda e tenuto conto dei risultati della prima metà dell'anno, le importazioni risulterebbero in calo dello 0,8 per cento. I prezzi delle importazioni aumenterebbero del 5,7 per cento per effetto dei rialzi delle materie prime.

Il saldo merci in percentuale del PIL risulterebbe in *surplus* (0,2 per cento). Il *deficit* corrente della bilancia dei pagamenti si attesterebbe a 2,4 in percentuale del PIL in linea con lo scorso anno.

Con riferimento alla composizione del valore aggiunto, l'industria in senso stretto registrerebbe la riduzione più marcata (-1,4 per cento) seguita dal settore delle costruzioni (-0,3 per cento). Nei servizi privati si registrerebbe un forte rallentamento rispetto alla media del biennio precedente: 0,7 per cento contro il 2,3 per cento.

Il mercato del lavoro si mostrerebbe ancora solido. L'occupazione, misurata in termini di unità *standard* di lavoro, crescerebbe dello 0,9 per cento nel 2008. La stima tiene conto dei risultati dei primi due trimestri che mostrano una crescita sostenuta degli occupati, a dispetto del rallentamento ciclico.

Il tasso di disoccupazione dovrebbe ridursi rispetto al 2007, attestandosi al 6,0 per cento, tenuto conto di una modesta crescita dell'offerta di lavoro rispetto al risultato del primo trimestre 2008.

Le retribuzioni lorde per dipendente crescerebbero del 4,0 per cento, in sensibile rialzo rispetto al 2007, per effetto dei rinnovi contrattuali avvenuti sia nel settore pubblico che in quello privato. La dinamica del costo del lavoro per unità di prodotto è prevista in

accelerazione (4,7 per cento), seppur temporaneamente. L'inflazione interna, misurata dal deflatore del PIL, risulterebbe quindi anch'essa in sensibile aumento (3,7 per cento).

Mercato del lavoro

Il mercato del lavoro mostra segnali contrastanti nella prima parte del 2008. L'occupazione mantiene una certa vitalità nel complesso dei settori, con un aumento su base annua dell'1,1 per cento nel secondo trimestre del 2008. Tale andamento è largamente sostenuto dal settore dei servizi, con una crescita pari al 2,4 per cento rispetto al trimestre corrispondente del 2007 a fronte di una riduzione nel settore industriale pari a un punto percentuale. Al netto dei fattori stagionali, l'occupazione nell'insieme dell'economia ha registrato una crescita dello 0,5 per cento nel secondo trimestre 2008 rispetto al primo, con il contributo sia dei servizi (0,8 per cento) sia dell'industria (0,5 per cento).

L'indagine sulle forze di lavoro mostra che il tasso di disoccupazione non destagionalizzato è salito al 7,1 per cento, sette decimi di punto al di sopra del valore del periodo corrispondente nel 2007. Nel Mezzogiorno la crescita è più accentuata (circa 1,5 punti percentuali) e ha coinvolto sia gli uomini sia, in misura maggiore, le donne, i cui tassi di disoccupazione sono saliti rispettivamente al 10,5 e al 17,4 per cento. Rispetto al quarto trimestre 2007 e al netto degli effetti stagionali, il tasso di disoccupazione è salito di tre decimi di punto posizionandosi al 6,5 per cento.

Nel primo trimestre 2008, l'offerta di lavoro risulta in aumento (0,4 per cento destagionalizzato) rispetto al quarto trimestre 2007. Su base annua, l'offerta di lavoro ha registrato un incremento del 2,2 per cento, che sintetizza un aumento dell'1,1 per cento della componente maschile e del 3,8 per cento della componente femminile. A livello territoriale è invece il Centro ad aver registrato l'aumento più consistente su base annua, con il 4,4 per cento contro l'1,6 del Nord e l'1,5 per cento del Mezzogiorno. Il tasso di attività della popolazione in età lavorativa (15-64 anni) si è posizionato al 62,8 per cento, cioè nove decimi di punto in più rispetto a un anno prima.

Per quanto concerne l'andamento salariale, l'indice sulle retribuzioni contrattuali orarie evidenzia un incremento relativamente elevato pari al 4,3 per cento su base annua a luglio 2008. Tale aumento consolida la tendenza al rialzo registratasi nel corso del 2008, dopo due anni di relativa moderazione dovuti anche ai ritardi nei rinnovi contrattuali. A tal riguardo, a luglio 2008 la quota di contratti in attesa di rinnovo è scesa al 30,3 per cento dei contratti osservati e riguarda prevalentemente le attività dell'intera Pubblica Amministrazione.

Secondo l'indagine OROS (Occupazione, Retribuzioni e Oneri Sociali), dopo il marcato incremento nei primi tre mesi dell'anno, l'andamento delle retribuzioni di fatto registra un rallentamento nel secondo trimestre 2008. Il tasso di crescita tendenziale nella media del complesso dell'industria e dei servizi si riduce al 3,0 per cento. Il rallentamento è largamente dovuto al settore dei servizi, il cui tasso di crescita delle retribuzioni per unità di lavoro *standard* è stato pari all'1,9 per cento nel secondo trimestre 2008 rispetto al trimestre corrispondente, contro il 4,1 per cento dell'industria.

FIGURA III.2: UNITÀ STANDARD DI LAVORO


Variazioni percentuali rispetto al trimestre precedente (dati destagionalizzati)
Variazioni percentuali rispetto al trimestre corrispondente (dati grezzi)
2,5
2,0
1,5
1,0
0,5
0,0
-0,5
-1,0
3T 2001
1T 2002
3T 2002
1T 2003
3T 2003
1T 2004
3T 2004
1T 2005
3T 2005
1T 2006
3T 2006
1T 2007
3T 2007
1T 2008

Fonte: ISTAT, Contabilità Nazionale.

FIGURA III.3: INDICATORI DELLE RETRIBUZIONI DELL'INTERA ECONOMIA – (variazioni percentuali rispetto al trimestre corrispondente)


Retribuzioni di fatto
Retribuzioni contrattuali
variazione anno su anno
6
5
4
3
2
1
0
1T 2001
3T 2001
1T 2002
3T 2002
1T 2003
3T 2003
1T 2004
3T 2004
1T 2005
3T 2005
1T 2006
3T 2006
1T 2007
3T 2007
1T 2008

Fonte: ISTAT, OROS e Retribuzioni contrattuali.

Scambi con l'estero

Dall'estate del 2007 il quadro internazionale ha subito un deterioramento a causa del protrarsi degli effetti della crisi finanziaria e, nonostante la recente correzione, degli elevati prezzi delle materie prime e del rafforzamento dell'euro sul dollaro. Questo ha determinando un contesto meno favorevole per le imprese esportatrici italiane.

Tuttavia, nel primo semestre del 2008 gli scambi commerciali cif-fob nel complesso hanno mostrato una buona capacità di tenuta. Le esportazioni e le importazioni sono cresciute di circa il 6 per cento rispetto allo stesso periodo dell'anno precedente. Anche dal punto di vista geografico, le relazioni commerciali sono state positive: con i paesi europei si sono registrati aumenti delle esportazioni del 4,4 per cento rispetto allo stesso periodo dell'anno passato, mentre le importazioni hanno superato di poco l'uno per cento. Con i tradizionali paesi *partner*, come Francia e Germania, le esportazioni sono incrementate di oltre il 5 per cento.

Verso i paesi extra-europei, gli scambi nei primi sette mesi dell'anno sono aumentati in misura più significativa: le importazioni sono cresciute quasi del 13 per cento e le esportazioni del 9 per cento. I principali destinatari delle esportazioni sono stati i paesi del Mercosur, dell'OPEC e la Russia con incrementi superiori al 20 per cento. Soltanto verso il Giappone e gli Stati Uniti continua la riduzione delle esportazioni (di circa il 5 per cento).

Dal punto di vista settoriale, la maggior parte dei comparti tradizionali del *Made in Italy* ha mostrato, nei primi due trimestri del 2008, una *performance* positiva, anche se leggermente inferiore a quella dello stesso periodo del 2007. I settori che hanno registrato una crescita maggiore sono stati i prodotti alimentari trasformati, le macchine e gli apparecchi meccanici e i mezzi di trasporto.

Nei primi sei mesi dell'anno, il saldo commerciale nel complesso è stato negativo per 7,2 miliardi, in linea con quello dell'anno precedente, mentre con i paesi europei il saldo è stato positivo per circa 5,6 miliardi, in marcato aumento rispetto allo stesso periodo del 2007. Nei primi sette mesi del 2008, la bilancia commerciale verso i paesi extra-europei ha mostrato un peggioramento di 4,3 miliardi rispetto allo stesso periodo dell'anno passato (da 10,1 miliardi a 14,4 miliardi).

FIGURA III.4: ESPORTAZIONI PER AREA GEOGRAFICA (variazioni percentuali tendenziali)


60
50
40
30
20
10
0
-10
-20
1T 2007
2T 2007
3T 2007
4T 2007
1T 2008
2T 2008
EFTA
Russia
Altri paesi europei
OPEC
Stati Uniti
Mercosur
Cina
Giappone
EDA
UE-27
Turchia

Fonte: ISTAT.

Nel primo semestre del 2008, il saldo normalizzato è rimasto sostanzialmente stabile rispetto al periodo corrispondente del 2007, nonostante l'incremento delle importazioni energetiche. Nel complesso del 2007, tuttavia, il saldo normalizzato aveva registrato un miglioramento rispetto all'anno precedente.

FIGURA III.5: SALDI NORMALIZZATI DELL'INTERSCAMBIO COMMERCIALE


Esportazioni
Importazioni
Saldi normalizzati (scala dx)
miliardi
%
400
350
300
250
200
150
100
50
0
15
10
5
0
-5
-10
-15
-20
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2S 2007

Fonte: ISTAT.
Nota: Il valore del saldo normalizzato varia tra -100, nel caso in cui il paese sia unicamente importatore, e +100, qualora il paese sia unicamente esportatore. Se la bilancia commerciale è in pareggio, il saldo normalizzato è pari a zero. E' dato dal rapporto percentuale tra il saldo corrente e la somma di esportazioni e delle importazioni.

I dati più recenti hanno evidenziato qualche incertezza. A giugno le esportazioni nel complesso hanno mostrato una contrazione di circa il 4 per cento rispetto all'anno precedente. Le importazioni sono cresciute lievemente (0,6 per cento). Verso i paesi dell'Unione Europea si è determinata una flessione del 3,6 per cento delle esportazioni e di circa l'8 per cento delle importazioni, appesantite dalla debole prestazione dell'economia dell'UE, inferiore alle aspettative nel secondo trimestre dell'anno. Al contrario, verso i paesi extra-europei le esportazioni e le importazioni a luglio sono aumentate rispettivamente del 9,0 per cento e del 12,6 per cento.

La capacità competitiva delle imprese se misurata con indici di tasso di cambio effettivo reale, mostra un peggioramento più marcato per l'Italia rispetto agli altri principali paesi europei nel corso degli ultimi anni.

FIGURA III.6: TASSO DI CAMBIO EFFETTIVO REALE (indice sui prezzi dei prodotti manufatti,1999=100)


110
108
106
104
102
100
98
96
94
92
90
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Italia
Francia
Germania
Regno Unito

Fonte: Banca d'italia.
Nota Un aumento del tasso di cambio effettivo reale segnala una perdita di competitività.

Confrontando l'andamento delle quote di mercato a valori correnti dal 1998, tra i maggiori paesi europei il Regno Unito e la Francia hanno subito una flessione vicina ai due punti percentuali e l'Italia di 0,9 punti (seppure con un marginale miglioramento nel 2007), mentre la Germania ha mantenuto sostanzialmente invariata la propria quota di mercato a fronte di un fisiologico forte avanzamento della quota di alcune economie emergenti.

FIGURA III.7: QUOTE DI MERCATO (valori percentuali)


12
10
8
6
4
2
0
%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Italia
Francia
Germania
Regno Unito

Fonte: ICE-ISTAT, Rapporto ICE 2007-2008. Dati espressi a valori correnti

Recenti studi hanno tuttavia sottolineato che le imprese esportatrici, rispetto a quelle operanti solo sul mercato interno, raggiungono un livello di produttività più elevato, presentano maggiore capacità di introdurre nuove produzioni e di sostituire o eliminare quelle meno efficaci in termini di vendite e una migliore allocazione interna delle risorse. Infatti, gli indicatori di competitività di prezzo mostrano un andamento significativamente più favorevole per il settore manifatturiero e per quello delle imprese esportatrici.

Inoltre, altri fattori non di prezzo hanno apparentemente contribuito a mantenere i prodotti italiani competitivi nei mercati internazionali. Al netto della componente energetica, la bilancia commerciale italiana non ha registrato peggioramenti negli ultimi anni, e addirittura ha mostrato un miglioramento nel 2007. A conferma di questo andamento, alcuni indicatori di *performance* del commercio internazionale, come ad esempio il *trade performance index* dell'UNCTAD/WTO, mostrano una elevata competitività del sistema produttivo italiano nei mercati mondiali.

COMPETITIVITÀ DELL'ITALIA NEL CONTESTO MONDIALE

Secondo il Trade Performance Index *(TPI) elaborato dall'*International Trade Center *dell'UNCTAD/WTO*[1] *e riferito ai dati del 2006, l'Italia occupa la seconda posizione in termini di competitività, dopo la Germania, su 14 settori del commercio mondiale*[2].

Nella graduatoria, l'Italia è il paese più competitivo in tre settori (tessile, abbigliamento, cuoio-pelletteria-calzature); è in seconda posizione in quattro comparti (meccanica non elettronica, meccanica elettrica e elettrodomestici, prodotti manifatturieri di base e prodotti miscellanei); in sesta posizione nel settore degli alimenti trasformati che comprendono anche la produzione di vini. Il Paese assume, inoltre, un peso rilevante sul mercato europeo nell'esportazione dei mobili; tuttavia la buona prestazione del settore non emerge nella classifica per motivi di aggregazione statistica dell'indice.

Il TPI mostra la capacità del sistema produttivo italiano di competere con gli altri paesi sui mercati mondiali, precedendo le principali economie avanzate. Infatti, rispetto all'Italia, la Francia occupa il secondo posto nei mezzi di trasporto e la terza posizione in tre settori (chimica, prodotti alimentari trasformati, meccanica elettronica). Il Giappone e gli Stati Uniti si collocano in posizioni più arretrate, seguiti dal Regno Unito e dalla Spagna.

*La classifica indica il primato dell'Europa rispetto agli Stati Uniti e alle economie asiatiche, in tredici settori sui quattordici considerati. La Cina consegue il secondo posto in tre settori (prodotti dell'*information technology (IT) *e dell'elettronica di consumo, abbigliamento, cuoio-pelletteria-calzature), nonostante i valori assoluti delle esportazioni siano considerevoli.*

Inflazione

Seguendo l'andamento degli *input* importati, in agosto l'inflazione al consumo in Italia è arrivata al 4,1 per cento (indice NIC - intera collettività nazionale) mentre la crescita dei prezzi alla produzione è arrivata all'8,3 per cento.

La fase di rapida accelerazione, iniziata negli ultimi mesi del 2007, si deve principalmente agli impulsi di origine esterna provenienti dagli energetici e dagli alimentari: il contributo dei prodotti energetici alla crescita sui dodici mesi dei prezzi al consumo è salito da -0,1 a 1,1 punti percentuali tra agosto 2007 e agosto 2008. Nello stesso periodo, il contributo dei prodotti alimentari è cresciuto da 0,4 a 1,1 punti percentuali.

La diversa intensità con cui l'accelerazione dei prezzi al consumo, già avviata nell'ultimo trimestre del 2007, si è manifestata nelle ripartizioni territoriali durante i primi

---

[1] Fonte: Fondazione Edison, agosto 2008. Questo nuovo indicatore di competitività analizza la *performance* di 184 paesi in termini di capacità di esportare e di competitività in 14 macrosettori del commercio internazionale, evidenziando i guadagni e le perdite di quote di mercato e i motivi alla base di questi cambiamenti. Questo indice si affianca a quelli già prodotti dall'IMD di Losanna e del *World Economic Forum* che, tuttavia, tengono conto anche di altri indicatori di carattere generale.

[2] I 14 macrosettori considerati dall'indice sono: i mezzi di trasporto, la meccanica non elettronica, la chimica, i prodotti manufatti di base, i prodotti diversi, la meccanica elettrica ed elettrodomestici, l'IT ed elettronica di consumo, i minerali e combustibili, i prodotti alimentari lavorati, i prodotti in legno, l'agricoltura ed alimentari freschi, i tessili, l'abbigliamento e il cuoio, pelletteria e calzature.

8 mesi del 2008 ha avuto come conseguenza l'ampliamento dei differenziali d'inflazione tra le ripartizioni territoriali e la media nazionale.

Nel Nord-Est, nell'Italia Centrale e nel Nord-Ovest l'inflazione al consumo nei primi 8 mesi del 2008 è stata inferiore alla media italiana (3,5 per cento anno su anno) attestandosi rispettivamente al 3,2 per cento, 3,3 per cento e 3,4 per cento. Nelle Isole (4,1 per cento) e nel Sud (3,9 per cento), invece, la crescita dei prezzi è stata più sostenuta e costantemente superiore alla media italiana. Le regioni con i tassi di inflazione più elevati si concentrano tutte nel Sud e nelle Isole, con l'eccezione del Piemonte.

L'andamento crescente dell'inflazione a livello territoriale è da addebitare, principalmente, alla componente energetica. L'unica eccezione si registra nel Sud dove il contributo maggiore è riconducibile alla dinamica dei prodotti alimentari.

FIGURA III.8: DIFFERENZIALI DI INFLAZIONE PER RIPARTIZIONE GEOGRAFICA - PREZZI AL CONSUMO (variazioni tendenziali su indici mensili; differenziale rispetto alla media nazionale)


0,8
0,6
0,4
0,2
0
-0,2
-0,4
-0,6
Variazioni %
Gen 2007
Feb
Mar
Apr
Mag
Giu
Lug
Ago
Set
Ott
Nov
Dic
Gen 2008
Feb
Mar
Apr
Mag
Giu
Lug
Ago
Italia Centrale
Italia Nord-Occidentale
Italia Nord-Orientale
Italia Meridionale
Italia Insulare

Fonte: Elaborazioni su dati ISTAT.

FIGURA III.9: PREZZI AL CONSUMO NELLE REGIONI ITALIANE


Anno 2007
Gennaio - Agosto 2008

Fonte: Elaborazioni su dati ISTAT.

L'andamento dell'indice generale delle materie prime espresso in dollari conferma l'elevata incidenza delle tensioni per combustibili e alimentari, presentando un aumento cumulato nei primi otto mesi del 55,0 per cento, mentre la crescita dell'indice al netto dei combustibili si ridimensiona al 13,6 per cento. Il rafforzamento del cambio ha consentito un aumento meno marcato dell'indice dei prezzi delle materie prime espresso in euro (35,4 per cento nei primi otto mesi; -0,7 per cento la crescita al netto dei combustibili).

FIGURA III.10: MATERIE PRIME IN EURO – PREZZI ALLA PRODUZIONE – PREZZI AL CONSUMO (variazioni tendenziali su indici trimestrali)


Materie Prime
Prezzi alla Produzione - Prezzi al Consumo (NIC)
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Materie prime - Totale
Combustibili
Prezzi alla produzione
Prezzi al consumo (NIC)

Fonte: Elaborazioni su dati ISTAT.

Il confronto con l'area dell'euro, basato sull'indice armonizzato dei prezzi al consumo, evidenzia nei primi 3 mesi del 2008 un andamento più moderato della dinamica tendenziale dell'inflazione italiana. Nei mesi successivi, il differenziale mensile è tornato ad ampliarsi a sfavore dell'Italia.

Il confronto tra i tassi di crescita tendenziali per capitoli di spesa mostra che la dinamica di alimentari e bevande analcoliche è meno sostenuta sia rispetto alla media dell'area dell'euro sia nei confronti della Germania e della Spagna, mentre risulta sostanzialmente in linea con quella francese. Più elevata è invece la dinamica del capitolo dell'abitazione rispetto all'area dell'euro e anche nei confronti dei principali paesi europei. Il capitolo dei trasporti presenta una crescita inferiore alla media dell'area dell'euro e a quella spagnola, mentre è superiore a quella di Francia e Germania.

Gli aumenti sono ancora prevalentemente circoscritti ai prezzi dei prodotti dei comparti energia e alimentari. Tuttavia, negli ultimi mesi sono emerse alcune tensioni per alcuni servizi particolarmente sensibili agli andamenti delle materie prime (trasporti aerei e marittimi, ristorazione e pubblici esercizi). L'inflazione di fondo ha raggiunto ad agosto il 3,0 per cento, 1,3 punti percentuali in più rispetto ad agosto 2007.

Nell'aggregato dei prezzi 'controllati', gli 1,6 punti percentuali di inflazione aggiuntiva accumulati dall'inizio dell'anno sono interamente attribuibili all'andamento delle tariffe di energia elettrica e gas, al netto delle quali la crescita è molto bassa (0,8 per cento) e influenzata in massima parte dalle tariffe locali.

TAVOLA III.2: PREZZI CONTROLLATI NEL PANIERE NIC (variazioni percentuali in media anno)

		2004	2005	2006	2007	2008 (ago)
TOTALE TARIFFE (al netto dei tabacchi)		0,9	1,5	2,8	0,9	3,3
di cui:	Tariffe di competenza Governo	0,8	-1,9	-1,4	-2,3	-3,0
	Tariffe di competenza Autorità	-1,4	4,2	7,3	1,2	10,1
	Tariffe di competenza Enti locali	3,8	3,1	3,4	4,8	2,7
	Tabacchi	9,9	8,9	6,3	4,2	5,4
TOTALE BENI E SERVIZI LIBERALIZZATI		3,4	4,0	2,9	2,1	7,8
di cui:	Benzina verde	6,3	9,3	5,5	0,9	10,6
	Gasolio riscaldamento	6,1	16,6	6,6	0,1	26,8
	GPL in bombole	3,5	4,0	7,4	1,7	8,9
	GPL auto	-1,3	5,3	14,4	-3,8	11,0
	Gasolio auto	6,3	18,1	5,3	-0,1	23,8
	Assicurazione R.C.	0,9	1,7	2,3	1,5	2,3
TOTALE LIBERALIZZATI AL NETTO DEI PETROLIFERI		2,6	2,0	1,9	2,3	4,6
PREZZI AL CONSUMO - NIC (compresi i tabacchi)		2,2	1,9	2,1	1,8	4,1

Fonte: Elaborazioni su dati ISTAT.

Le previsioni sull'andamento dei prezzi nel 2008 formulate nel DPEF 2009-2013, scontavano il permanere delle tensioni sui mercati delle materie prime alimentari ed energetiche nella prima parte dell'anno e un rallentamento nel secondo semestre. Le tensioni di inizio anno, tuttavia, si sono verificate con una maggiore intensità rispetto a quanto stimato, portando a rivedere il dato di inflazione in media d'anno per l'indice NIC al 3,7 per cento.

Per l'anno 2009, con un'ipotesi 'tecnica' di stabilità dei prezzi del greggio attorno agli attuali livelli e con un effetto di trascinamento dal 2008 dell'1,6 per cento, è possibile stimare nella media dell'anno un tasso di inflazione pari al 2,6 per cento.

Aspetti territoriali

La difficile congiuntura economica in Italia sembra interessare in misura pressoché analoga le due grandi ripartizioni. Gli indicatori disponibili segnalano una maggiore fragilità del mercato del lavoro nel Mezzogiorno, con andamenti di segno negativo in corso d'anno per i livelli occupazionali, che si riflettono in una minore capacità d'acquisto dei consumatori e quindi in una diminuzione dei consumi, in particolare di beni durevoli. Peraltro, il clima di fiducia sia dei consumatori sia degli imprenditori, pur con una tendenza discendente da oltre un anno, evidenzia nelle ultime rilevazioni qualche segnale di stabilizzazione, mentre la crescita delle esportazioni prosegue a un ritmo superiore rispetto al resto del Paese, anche nell'aggregato al netto dei prodotti petroliferi raffinati. In questo contesto la variazione del PIL del Mezzogiorno non è prevista discostarsi dalla media nazionale sia nel 2008 sia nel 2009.

III.2 QUADRO MACROECONOMICO 2009-2013

Alcune variabili esogene alla base del quadro macroeconomico, tra cui il prezzo del petrolio e cambio dollaro/euro, sono più favorevoli rispetto allo scorso DPEF 2009-2013[3], mentre il commercio e la crescita mondiale sono più sfavorevoli. Nel complesso, la crescita italiana è prevista al ribasso rispetto alle previsioni di giugno. L'espansione del PIL è stimata attestarsi allo 0,5 per cento nel 2009 (0,9 per cento indicato nel DPEF). Anche il profilo di medio termine risulterebbe lievemente più basso rispetto a quanto precedentemente stimato: il PIL crescerebbe mediamente poco al di sopra dell'1 per cento.

La crescita dell'economia italiana continuerebbe a essere inferiore all'area dell'euro, nonostante gli effetti diretti della crisi finanziaria siano contenuti rispetto agli altri paesi europei. La debolezza dell'economia italiana è quindi legata soprattutto a fattori strutturali.

Nel 2009, la domanda nazionale apporterebbe un contributo pari a 0,5 punti percentuali (di cui 0,1 punti per investimenti e 0,3 punti per spesa delle famiglie). Il settore estero darebbe un contributo nullo.

I consumi delle famiglie crescerebbero dello 0,6 per cento, in recupero rispetto all'anno precedente. Sulle decisioni di spesa delle famiglie peserebbe ancora una crescita dei prezzi al consumo mediamente elevata, parzialmente compensata dalla tenuta del mercato del lavoro. Negli anni seguenti si proietta una dinamica di crescita media pari a circa l'1,5 per cento.

Gli investimenti in macchinari e attrezzature, favoriti dal miglioramento delle prospettive della domanda mostrerebbero un incremento pari all'1,1 per cento. Nel medio periodo, tenuto conto della ritrovata vivacità delle esportazioni e del commercio internazionale, gli investimenti in macchinari e attrezzature crescerebbero in media a tassi superiori al 2,0 per cento.

Gli investimenti in costruzioni mostrerebbero una riduzione nel 2009 pari allo 0,2 per cento. Per effetto dell'esaurimento del ciclo delle costruzioni residenziali, la crescita del settore risulterebbe moderata in tutto l'arco previsivo considerato.

L'anno prossimo, la crescita delle esportazioni in volume risulterebbe inferiore a quella del commercio mondiale. Tuttavia le imprese esportatrici tenderanno a recuperare gradualmente competitività di prezzo nel periodo successivo, con una dinamica poco sostenuta dei deflatori delle esportazioni (2,0 per cento a fine periodo). Le importazioni mostrerebbero un recupero spinte dalle componenti più dinamiche della domanda.

Tenuto conto del miglioramento delle ragioni di scambio, il saldo della bilancia commerciale si attesterebbe allo 0,8 per cento in rapporto al PIL nel 2013. Proiettando un'evoluzione delle altre voci della bilancia dei pagamenti in linea con le tendenze più recenti, il disavanzo di parte corrente mostrerebbe un profilo in progressivo miglioramento sino a raggiungere l'1,2 per cento in rapporto al PIL a fine periodo.

Con riferimento al valore aggiunto, il settore dell'industria in senso stretto mostrerebbe un incremento dello 0,2 per cento rispetto al 2008. Il settore delle costruzioni risulterebbe in contrazione, mentre quello dei servizi evidenzierebbe tassi di crescita in linea con quelli registrati l'anno precedente. Nonostante la crescita della produttività risulti sostanzialmente nulla, la crescita dell'occupazione, misurata in termini

[3] Il quadro macroeconomico assume un'ipotesi tecnica sia sul prezzo del petrolio che sul cambio dollaro/euro. Negli ultimi quattro mesi del 2008 e negli anni successivi viene utilizzata la media delle due settimane lavorative dal 1° al 12 settembre 2008.

di unità di lavoro, sarà ancora moderatamente positiva, attestandosi allo 0,5 per cento. Tra i settori, quello dei servizi privati mostrerebbe la dinamica più accentuata, seppur in rallentamento rispetto al 2008.

Negli anni seguenti l'occupazione è stimata crescere in media dello 0,6-0,7 per cento all'anno. Il tasso di disoccupazione si ridurrebbe gradualmente dal 5,9 per cento nel 2009 al 5,5 per cento nel 2013.

Tenuto conto delle stime contenute nel quadro programmatico della finanza pubblica per il settore pubblico, le retribuzioni lorde per dipendente crescerebbero del 2,4 per cento rispetto al 2008. Unitamente alla crescita nulla della produttività del lavoro, il costo del lavoro per unità di prodotto crescerebbe del 2,5 per cento.

Nel medio periodo l'incremento moderato delle retribuzioni nominali, intorno al 2,0 per cento, e un graduale recupero di produttività conterrebbero la dinamica attesa del costo del lavoro per unità di prodotto e dell'inflazione interna. Coerentemente con la moderazione delle pressioni inflazionistiche esterne, l'inflazione misurata dal deflatore dei consumi privati dovrebbe attestarsi in media lievemente al di sotto del 2,0 per cento.

TAVOLA III.3: QUADRO MACROECONOMICO (variazioni percentuali)

	2007	2008	2009	2010	2011	2012	2013
ESOGENE INTERNAZIONALI							
Commercio internazionale	7,2	5,2	5,1	7,0	7,2	7,2	7,2
Prezzo del petrolio (Brent FOB dollari/barile)	72,5	109,0	101,0	101,0	101,0	101,0	101
Cambio dollaro/euro	1,371	1,497	1,428	1,428	1,428	1,428	1,428
MACRO ITALIA (VOLUMI)							
PIL	1,5	0,1	0,5	0,9	1,2	1,5	1,5
Importazioni	4,4	-0,8	1,9	3,4	3,9	4,4	4,6
Consumi finali nazionali	1,4	-0,1	0,5	0,9	1,0	1,5	1,4
- Spesa delle famiglie residenti	1,4	-0,3	0,6	1,2	1,4	1,6	1,6
- Spesa della P.A. e I.S.P.	1,3	0,8	0,3	0,0	0,0	1,2	1,0
Investimenti fissi lordi	1,2	-0,1	0,5	0,9	1,5	1,8	2,0
- Macchinari, attrezzature e vari	0,2	0,3	1,1	1,3	1,9	2,5	2,9
- Costruzioni	2,2	-0,5	-0,2	0,5	1,0	1,0	1,0
Esportazioni	5,0	0,7	1,8	3,5	4,0	4,3	4,5
p.m. Saldo corrente bil. pag. in % PIL	*-2,4*	*-2,4*	*-2,1*	*-1,8*	*-1,5*	*-1,4*	*-1,2*
CONTRIBUTI ALLA CRESCITA DEL PIL (*)							
Esportazioni nette	0,1	0,4	0,0	0,0	0,0	0,0	0,0
Scorte	0,0	-0,1	0,0	0,0	0,0	0,0	0,0
Domanda nazionale al netto delle scorte	1,4	-0,2	0,5	0,9	1,2	1,5	1,5
PREZZI							
Deflatore importazioni	2,3	5,7	2,4	2,0	1,8	1,8	1,8
Deflatore esportazioni	3,6	4,5	3,2	2,5	2,3	2,0	2,0
Deflatore PIL	2,3	3,7	2,4	2,0	2,0	1,9	1,9
Pil nominale	3,8	3,8	2,9	2,9	3,2	3,4	3,5
Deflatore consumi	2,2	3,8	2,8	2,0	2,0	1,9	1,9
Inflazione (programmata)	2,0	1,7	1,5	1,5	1,5	1,5	1,5
LAVORO							
Costo del lavoro	1,9	4,0	2,4	2,0	2,0	2,1	2,1
Produttività (misurata su PIL)	0,5	-0,7	0,0	0,3	0,6	0,9	0,9
CLUP (misurato su PIL)	1,5	4,7	2,5	1,7	1,4	1,2	1,2
Occupazione (ULA)	1,0	0,9	0,5	0,6	0,6	0,7	0,7
Tasso di disoccupazione	6,1	6,0	5,9	5,8	5,7	5,6	5,5
Tasso di occupazione (15-64 anni)	58,7	58,9	59,0	59,2	59,6	60,2	60,8
p.m. PIL nominale (val. assoluti milioni €)	*1.535.541*	*1.594.560*	*1.640.242*	*1.687.885*	*1.741.254*	*1.800.558*	*1.863.041*

IV. FINANZA PUBBLICA

IV.1 EVOLUZIONE NEL 2008

Nel DPEF 2009-2013 presentato lo scorso mese di giugno, il Governo aveva aggiornato la previsione dell'indebitamento netto per l'anno in corso al 2,5 per cento del PIL per tener conto delle indicazioni provenienti dal nuovo quadro macroeconomico e dalla più recente evoluzione dei dati sulle entrate e sulle spese.

La nuova stima incorporava sia gli effetti degli interventi finalizzati al sostegno della domanda e all'incremento della produttività, adottati nei primi giorni della legislatura[1], sia quelli di anticipo al 2008 della manovra finanziaria per il triennio 2009-2011[2]. Entrambi i provvedimenti determinavano una ricomposizione del conto delle Amministrazioni pubbliche senza incidere sul saldo, se non in misura modesta.

Il nuovo saldo evidenziava un incremento di un solo decimo di punto rispetto al PIL, risultando sostanzialmente in linea con la stima indicata per il 2008 nella Relazione Unificata sull'Economia e la Finanza Pubblica (RUEF) nel mese di marzo e con il percorso di risanamento dei conti pubblici che il Governo, all'atto del suo insediamento, aveva riconfermato.

L'andamento dei conti pubblici nei primi otto mesi dell'anno ha determinato un fabbisogno del settore statale pari a circa 27,4 miliardi, in aumento di circa 2,7 miliardi rispetto allo stesso periodo del 2007. Tale andamento sconta, sul lato della spesa, maggiori oneri per interessi e l'erogazione di anticipazioni alle Regioni per l'estinzione dei debiti sanitari pregressi per effetto della Legge finanziaria 2008. L'evoluzione complessiva del fabbisogno risulta comunque in linea con le previsioni per l'intero anno.

Nello stesso periodo le entrate hanno evidenziato una buona *performance*, frutto dell'efficacia dell'attività di contrasto all'evasione che ha determinato una sensibile crescita del gettito rispetto al 2007. Nell'ambito delle entrate tributarie, il buon andamento del comparto diretto ha parzialmente compensato la dinamica sfavorevole di quello indiretto, connessa al forte rallentamento del gettito IVA sugli scambi interni.

Gli andamenti rilevati e i profili evolutivi dei flussi di entrata e di spesa attesi per il resto dell'anno, tradotti in termini di contabilità nazionale, portano a confermare l'indebitamento netto delle Amministrazioni pubbliche nel 2008 al 2,5 per cento del PIL, in linea con quanto indicato nel DPEF.

Il saldo stimato sconta una ricomposizione all'interno dei grandi aggregati del conto, che lascia sostanzialmente invariato il livello in termini nominali. Tale ricomposizione riflette minori entrate per 0,7 miliardi, risultanti da un ridimensionamento delle imposte indirette per circa 3,6 miliardi, maggiori imposte dirette per 2,3 miliardi e maggiori contributi sociali per 0,5 miliardi.

---

[1] D.L. n° 93/2008 cvt. nella Legge n.126/2008.
[2] D.L n° 112/2008 cvt. nella Legge n.133/2008.

Il rapporto debito/PIL, in presenza di una lieve revisione al rialzo del PIL nominale, è stimato collocarsi al 103,7 per cento.

TAVOLA IV.1: CONTO DELLA PA A LEGISLAZIONE VIGENTE, STIME DPEF E RPP (In milioni di euro)

	2007	2008		2009		2010	
	Consuntivo	DPEF	RPP	DPEF	RPP	DPEF	RPP
SPESE							
Redditi da lavoro dipendente	164.645	175.082	174.494	179.141	177.790	181.072	179.500
Consumi intermedi	121.460	128.154	128.048	127.550	128.493	128.018	129.672
Prestazioni sociali	265.284	278.340	278.340	286.995	287.450	296.761	298.370
di cui: Pensioni	214.991	223.810	223.810	232.795	233.240	241.236	242.780
Altre prestazioni sociali	50.293	54.530	54.530	54.200	54.210	55.525	55.590
Altre spese correnti al netto di interessi	56.817	59.148	59.277	59.649	60.185	59.341	59.769
Totale spese correnti al netto interessi	608.206	640.724	640.159	653.335	653.918	665.192	667.311
(in % di PIL)	*39,6*	*40,3*	*40,1*	*39,9*	*39,9*	*39,4*	*39,5*
Interessi passivi	76.726	79.802	81.133	82.824	83.732	84.777	85.355
(in % di PIL)	*5,0*	*5,0*	*5,1*	*5,1*	*5,1*	*5,0*	*5,1*
Totale spese correnti	684.932	720.526	721.292	736.159	737.650	749.969	752.666
di cui: Spesa sanitaria	102.290	110.626	110.478	112.736	113.284	115.036	115.436
Totale spese in conto capitale	68.493	63.813	62.881	63.945	64.306	61.763	61.944
di cui: Investimenti fissi lordi	36.134	37.637	37.690	36.816	37.672	36.218	37.244
Contributi in conto capitale	24.769	23.690	22.952	24.248	23.549	22.426	21.177
Altri trasferimenti	7.590	2.486	2.239	2.881	3.085	3.119	3.523
Totale spese finali al netto di interessi	676.699	704.537	703.040	717.280	718.224	726.955	729.255
Totale spese finali	753.425	784.339	784.173	800.104	801.956	811.732	814.610
ENTRATE							
Totale entrate tributarie	459.888	467.843	466.557	482.034	481.101	500.902	499.083
di cui: Imposte dirette	233.660	244.649	246.957	249.904	253.697	262.844	266.411
Imposte indirette	225.928	222.962	219.368	231.899	227.172	237.827	232.440
Imposte in c/capitale	300	232	232	232	232	232	232
Contributi sociali	204.772	214.941	215.438	222.521	223.874	228.707	230.180
di cui: Contributi effettivi	200.911	210.943	211.468	218.477	219.799	224.595	226.034
Contributi figurativi	3.861	3.998	3.970	4.044	4.075	4.112	4.146
Altre entrate correnti	55.272	57.072	57.118	58.165	58.202	60.020	59.548
Totale entrate correnti	719.632	739.623	738.881	762.488	762.945	789.397	788.579
Entrate in c/capitale non tributarie	4.314	5.349	5.357	4.685	4.709	5.712	5.738
Totale entrate finali	724.246	745.204	744.470	767.405	767.886	795.341	794.549
p.m. Pressione fiscale	*43,3*	*43,0*	*42,8*	*43,0*	*43,0*	*43,2*	*43,2*
SALDI							
Saldo primario	47.547	40.667	41.430	50.125	49.662	68.386	65.294
(in % di PIL)	*3,1*	*2,6*	*2,6*	*3,1*	*3,0*	*4,0*	*3,9*
Saldo di parte corrente	34.700	19.097	17.589	26.329	25.295	39.428	35.913
(in % di PIL)	*2,3*	*1,2*	*1,1*	*1,6*	*1,5*	*2,3*	*2,1*
Indebitamento netto	-29.179	-39.135	-39.703	-32.699	-34.070	-16.391	-20.061
(in % di PIL)	*-1,9*	*-2,5*	*-2,5*	*-2,0*	*-2,1*	*-1,0*	*-1,2*
PIL nominale	1.535.541	1.588.803	1.594.560	1.637.199	1.640.242	1.689.202	1.687.885

Nota: I dati di finanza pubblica non considerano la riclassificazione di Equitalia ancora in via di definizione.

TAVOLA IV.1 segue: CONTO DELLA PA A LEGISLAZIONE VIGENTE, STIME DPEF E RPP (in milioni di euro)

	2011		2012		2013	
	DPEF	RPP	DPEF	RPP	DPEF	RPP
SPESE						
Redditi da lavoro dipendente	182.948	181.433	186.247	184.065	189.322	187.057
Consumi intermedi	127.832	130.531	133.371	135.643	137.763	140.354
Prestazioni sociali	307.328	308.940	317.338	318.950	329.669	331.280
di cui: Pensioni	249.248	250.790	257.738	259.280	267.529	269.070
Altre prestazioni sociali	58.080	58.150	59.600	59.670	62.140	62.210
Altre spese correnti al netto di interessi	59.470	59.719	60.372	60.346	60.964	60.963
Totale spese correnti al netto interessi	677.578	680.623	697.328	699.004	717.718	719.654
(in % di PIL)	*38,9*	*39,1*	*38,8*	*38,8*	*38,6*	*38,6*
Interessi passivi	86.583	86.667	88.434	88.094	90.638	89.589
(in % di PIL)	*5,0*	*5,0*	*4,9*	*4,9*	*4,9*	*4,8*
Totale spese correnti	764.161	767.290	785.762	787.098	808.356	809.243
di cui: Spesa sanitaria	118.685	119.085	123.185	123.185	127.945	127.945
Totale spese in conto capitale	56.702	55.725	57.135	56.588	57.343	57.218
di cui: Investimenti fissi lordi	34.552	36.568	35.165	37.399	35.524	37.943
Contributi in conto capitale	20.338	16.343	20.029	16.244	20.067	16.515
Altri trasferimenti	1.812	2.814	1.941	2.945	1.752	2.760
Totale spese finali al netto di interessi	734.280	736.348	754.463	755.592	775.061	776.872
Totale spese finali	820.863	823.015	842.897	843.686	865.699	866.461
ENTRATE						
Totale entrate tributarie	516.899	513.921	533.872	530.826	550.663	548.503
di cui: Imposte dirette	272.487	276.635	283.136	287.441	293.037	298.114
Imposte indirette	244.180	237.054	250.504	243.153	257.394	250.157
Imposte in c/capitale	232	232	232	232	232	232
Contributi sociali	235.208	236.410	241.206	242.201	248.061	249.107
di cui: Contributi effettivi	231.023	232.185	236.951	237.900	243.736	244.727
Contributi figurativi	4.185	4.225	4.255	4.301	4.325	4.380
Altre entrate correnti	61.483	61.124	62.929	63.024	64.373	64.348
Totale entrate correnti	813.358	811.223	837.775	835.819	862.865	861.726
		0		0		0
Entrate in c/capitale non tributarie	5.743	5.775	5.286	5.324	5.325	5.365
		0		0		0
Totale entrate finali	819.333	817.230	843.293	841.375	868.422	867.323
p.m. Pressione fiscale	*43,2*	*43,1*	*43,1*	*42,9*	*43,0*	*42,8*
SALDI						
Saldo primario	85.053	80.882	88.830	85.783	93.361	90.451
(in % di PIL)	*4,9*	*4,6*	*4,9*	*4,8*	*5,0*	*4,9*
Saldo di parte corrente	49.197	43.933	52.013	48.721	54.509	52.483
(in % di PIL)	*2,8*	*2,5*	*2,9*	*2,7*	*2,9*	*2,8*
Indebitamento netto	-1.530	-5.785	396	-2.311	2.723	862
(in % di PIL)	*-0,1*	*-0,3*	*0,0*	*-0,1*	*0,1*	*0,0*
PIL nominale	1.742.139	1.741.254	1.799.075	1.800.558	1.858.870	1.863.041

Nota: I dati di finanza pubblica non considerano la riclassificazione di Equitalia ancora in via di definizione.

IV.2 LA MANOVRA DI BILANCIO PER IL PROSSIMO TRIENNIO

La strategia di bilancio adottata dal Governo contestualmente al DPEF per gli anni 2009-2013 presenta caratteri fortemente innovativi sia nei tempi che nei contenuti.

In coerenza con l'esigenza di una stabilizzazione della finanza pubblica, la manovra di bilancio per gli anni 2009-2011, approvata già entro l'estate, consente per la prima volta l'integrale convergenza dei profili programmatico e attuativo (a legislazione vigente) e costituisce un importante progresso per quanto concerne la qualità della *governance* fiscale.

La manovra[3], anticipando gli effetti tipici della Legge finanziaria, reperisce risorse (maggiori entrate e minori spese) per 36,7 miliardi, destinandone una quota prevalente al consolidamento dei conti pubblici, pari a regime a circa l'84 per cento dell'ammontare complessivo.

Gli interventi operano una correzione progressivamente crescente nel triennio 2009-2011, fino a raggiungere a regime un impatto netto per 30,9 miliardi: l'aggiustamento netto sul saldo primario ammonta a circa lo 0,6 per cento del PIL nel 2009, per poi incrementarsi a poco più dell'1,0 per cento nel 2010 e raggiungere circa l'1,8 per cento nel 2011.

Nel 2009 il contributo delle entrate nette e delle spese nette alla correzione dell'indebitamento è sostanzialmente analogo, rappresentando rispettivamente il 47 e 53 per cento della correzione complessiva. Si sposta decisamente a favore delle seconde negli anni 2010 e 2011, ove la riduzione netta delle spese rappresenta, rispettivamente, oltre il 70 e l'82 per cento della correzione del saldo.

La riduzione dell'indebitamento è dovuto a un aumento netto annuo delle entrate, pari allo 0,3 per cento del PIL e a una riduzione netta delle spese significativamente crescente nel triennio, dallo 0,3 per cento del PIL nel 2009 all'1,5 per cento del PIL nel 2011.

TAVOLA IV.2: EFFETTI DELLA MANOVRA DI BILANCIO PER GLI ANNI 2009-2011 (valori cumulati)

	2008	2009	2010	2011	2008	2009	2010	2011
	(in milioni di euro)				(in % PIL)			
Maggiori entrate	2.248	5.765	5.516	6.103	0,14	0,35	0,33	0,35
Minori entrate	337	1.103	555	580	0,02	0,07	0,03	0,03
AUMENTO NETTO ENTRATE	1.911	4.662	4.961	5.523	0,12	0,28	0,29	0,32
Minori spese	329	11.332	17.446	30.624	0,02	0,69	1,03	1,76
correnti	329	8.923	13.776	22.050	0,02	0,55	0,82	1,27
conto capitale		2.409	3.670	8.574		0,15	0,22	0,49
Maggiori spese	1.902	6.101	5.270	5.222	0,12	0,37	0,31	0,30
correnti	1.789	5.182	5.003	4.978	0,11	0,32	0,30	0,29
conto capitale	113	919	267	244	0,01	0,06	0,02	0,01
RIDUZIONE NETTA SPESE	-1.573	5.231	12.177	25.402	-0,10	0,32	0,72	1,46
RIDUZIONE INDEBITAMENTO NETTO	338	9.893	17.138	30.925	0,02	0,60	1,01	1,78

[3] Lo strumento normativo cui il Governo ha affidato la correzione dei conti pubblici è costituito dal D.L. n°112/2008, cvt nella L n°133/2008.

Le maggiori entrate derivano principalmente dagli interventi relativi al settore bancario e assicurativo tramite misure di rimodulazione della base imponibile degli istituti e delle società e a quelli relativi alle industrie operanti nel settore dell'energia. Ulteriori misure sono destinate a potenziare la lotta all'evasione e al sommerso tramite l'incremento del 10 per cento (rispetto al biennio 2007-2008) della capacità operativa destinata all'attività di contrasto all'evasione fiscale; la predisposizione di un piano straordinario di controlli anche tramite un maggiore coinvolgimento dei comuni; norme di contrasto all'evasione derivante dalle estero-residenze fittizie; il controllo degli obblighi fiscali e contributivi dei soggetti extracomunitari e non residenti; l'applicazione dello strumento dell'accertamento con adesione anche ai verbali di constatazione relativi ad accertamenti parziali con un effetto crescente nel triennio. Altre misure attengono all'incremento dei diritti statali di estrazione mineraria, l'armonizzazione del regime fiscale delle cooperative, l'eliminazione dei requisiti di favore fiscale per gli extra-compensi (*stock-option*).

Le minori entrate sono dovute principalmente all'autorizzazione del Fondo proroga agevolazioni fiscali. Inoltre, la manovra sulle entrate tiene conto delle modifiche al regime di detraibilità dell'IVA sulle prestazioni alberghiere.

Dal lato della spesa l'azione correttiva si concentra principalmente sul contenimento della spesa primaria corrente per una quota pari a circa il 79 per cento annuo delle minori spese lorde negli anni 2009-2010 e 72 per cento nel 2011.

Le minori spese derivano dall'applicazione di un limite preventivo alla crescita della spesa stessa attraverso l'utilizzo dei margini di manovra consentiti dal nuovo bilancio basato su missioni e programmi[4]. Ulteriori interventi si concentrano sul contenimento della spesa nei settori del Pubblico Impiego, della Finanza decentrata, della Sanità e della Previdenza.

Nel settore del Pubblico Impiego le minori spese[5], con un impatto finanziario crescente nel triennio, attengono (i) al riordino del sistema di reclutamento, con l'introduzione di un limite più stringente ai nuovi ingressi, una rimodulazione degli ingressi per studi e consulenze, in coerenza con il processo di valorizzazione delle professionalità interne, nonché (ii) all'attuazione di un processo di razionalizzazione del personale della scuola pubblica anche attraverso la riduzione del *gap* nel rapporto medio alunni/docente rispetto agli altri paesi.

Gli interventi sulla finanza decentrata prevedono risparmi correlati alla rinegoziazione del Patto di stabilità interno per il triennio 2009-2011 nel quadro di una riorganizzazione dei rapporti finanziari fra amministrazione centrale e periferica. I risparmi avverranno tramite la fissazione di obiettivi in termini di riduzione del saldo tendenziale per le Province e i Comuni e in termini di tetti alla crescita del complesso delle spese finali per le Regioni. Sono inoltre previsti meccanismi sanzionatori per il mancato

---

[4] Tale strumento si integra con gli elementi di flessibilità già presenti nella legislazione, consentendo il dispiegamento graduale dei benefici offerti dal processo di revisione sistematica della spesa (*spending review*), attraverso la possibilità di rimodulare le dotazioni finanziarie tra diversi programmi ricompresi all'interno di ciascuna missione di spesa. Tale flessibilità viene rafforzata dal D.L. n°112/2008 che consente, per esigenze di tempestività, di intervenire sulla legislazione esistente tramite appositi decreti del Ministro dell'Economia e delle Finanze su proposta del Ministro competente.

[5] Tali misure si integrano con i principi di fondo che sono alla base del "Piano industriale" del Ministero per la Pubblica Amministrazione ed innovazione, finalizzato a promuovere i criteri di meritocrazia, premialità e trasparenza.

rispetto degli obiettivi, premialità per gli enti locali virtuosi e norme per il contenimento dell'uso degli strumenti derivati.

TAVOLA IV.3: EFFETTI DELLA MANOVRA DI BILANCIO PER GLI ANNI 2009-2011 (articolazione per settori, valori cumulati)

	2008	2009	2010	2011	2008	2009	2010	2011
	(in milioni di euro)				(in % PIL)			
REPERIMENTO RISORSE	2.577	17.097	22.962	36.727	0,16	1,04	1,36	2,11
Maggiori entrate	2.248	5.765	5.516	6.103	0,14	0,35	0,33	0,35
Imprese operanti nel settore energetico		*2.395*	*1.323*	*1.331*		*0,15*	*0,08*	*0,08*
Settore bancario e assicurativo	*2.134*	*2.522*	*3.099*	*2.494*	*0,13*	*0,15*	*0,18*	*0,14*
Riscossione e lotta all'evasione	*50*	*513*	*793*	*1.953*	*0,00*	*0,03*	*0,05*	*0,11*
Altre	*64*	*335*	*301*	*325*	*0,00*	*0,02*	*0,02*	*0,02*
Minori spese	329	11.332	17.446	30.624	0,02	0,69	1,03	1,76
Minori spese correnti	329	8.923	13.776	22.050	0,02	0,54	0,82	1,27
Pubblico impiego (al netto degli effetti indotti)	*20*	*829*	*1.336*	*1.874*	*0,00*	*0,05*	*0,08*	*0,11*
Finanza decentrata (Patto di stabilità interno e altre razionalizzazioni)		*3.430*	*5.480*	*9.480*		*0,21*	*0,32*	*0,54*
Spesa sanitaria		*357*	*2.351*	*3.344*		*0,02*	*0,14*	*0,19*
Misure previdenziali		*247*	*267*	*295*		*0,02*	*0,02*	*0,02*
Riduzione missioni di spesa		*3.049*	*3.532*	*6.328*		*0,19*	*0,21*	*0,36*
Altro	*309*	*1.011*	*811*	*729*	*0,02*	*0,06*	*0,05*	*0,04*
Minori spese in conto capitale		2.409	3.670	8.574		0,15	0,22	0,49
Riduzione missioni di spesa		*2.280*	*3.616*	*8.574*		*0,14*	*0,21*	*0,49*
Altro		*129*	*54*			*0,01*	*0,00*	
USO DELLE RISORSE	2.239	7.204	5.825	5.802	0,14	0,44	0,35	0,33
Minori entrate	337	1.103	555	580	0,02	0,07	0,03	0,03
Fondo proroga agevolazioni fiscali		*900*	*500*	*500*		*0,05*	*0,03*	*0,03*
Detraibilità IVA su prestazioni alberghiere	*168*	*147*	*-80*	*-17*	*0,01*	*0,01*	*0,00*	*0,00*
Altro	*169*	*56*	*135*	*97*	*0,01*	*0,00*	*0,01*	*0,01*
Maggiori spese	1.902	6.101	5.270	5.222	0,12	0,37	0,31	0,30
Maggiori spese correnti	1.789	5.182	5.003	4.978	0,11	0,32	0,30	0,29
Pubblico impiego (al netto degli effetti indotti)		*1.984*	*1.984*	*1.984*		*0,12*	*0,12*	*0,11*
Spesa sanitaria		*834*	*834*	*834*		*0,05*	*0,05*	*0,05*
Misure previdenziali		*410*	*415*	*420*		*0,02*	*0,02*	*0,02*
Misure in favore di Enti e società pubbliche	*613*	*453*	*453*	*450*	*0,04*	*0,03*	*0,03*	*0,03*
Misure a carattere sociale	*170*	*300*			*0,01*	*0,02*		
Fondo sicurezza e contrattazione integrativa		*260*	*100*	*100*		*0,02*	*0,01*	*0,01*
Fondo interventi strutturali di politica economica	*669*	*599*	*615*	*603*	*0,04*	*0,04*	*0,04*	*0,03*
Altro	*338*	*342*	*602*	*587*	*0,02*	*0,02*	*0,04*	*0,03*
Maggiori spese in conto capitale	113	919	267	244	0,01	0,06	0,02	0,01
Fondo per l'occupazione		*700*				*0,04*		
Trasporto pubblico locale	*80*	*100*	*110*	*120*	*0,01*	*0,01*	*0,01*	*0,01*
Altro	*33*	*119*	*157*	*124*	*0,00*	*0,01*	*0,01*	*0,01*
EFFETTO DELLA MANOVRA SUL SALDO PRIMARIO	338	9.893	17.138	30.925	0,02	0,60	1,02	1,78

Nel settore della Sanità si prevedono risparmi crescenti nel triennio le cui modalità di conseguimento, fermo restando il pieno rispetto dei Piani di rientro, sono demandate alle Regioni nell'ambito di una intesa con lo Stato. In caso di mancato raggiungimento dell'obiettivo, è mantenuto il sistema di adeguamento delle aliquote delle addizionali regionali. Ulteriori misure di razionalizzazione della spesa attengono alla remunerazione

delle strutture accreditate, al potenziamento dell'attività di verifica delle esenzioni e di controllo dell'appropriatezza nell'erogazione dell'assistenza sanitaria.

Nel settore della Previdenza gli interventi comportano una riduzione della spesa per l'invalidità civile attraverso l'attivazione di un piano straordinario di verifica del diritto al beneficio.

Le maggiori spese correnti sono principalmente attribuibili agli interventi nel settore del pubblico impiego, agli oneri per la sanità conseguenti all'abolizione per gli anni 2009-2011 della quota fissa di partecipazione al costo per assistenza specialistica[6], alle norme in materia previdenziale che sanciscono l'abolizione del divieto di cumulo fra pensioni e redditi da lavoro sia autonomo che dipendente, nonché alle modifiche al fondo interventi strutturali di politica economica e in favore degli enti o società di pubblica utilità. Le maggiori spese in conto capitale si riferiscono all'incremento per il 2009 dell'autorizzazione di spesa relativa al Fondo per l'occupazione e all'istituzione del Fondo per la promozione e il sostegno del trasporto pubblico locale.

La manovra triennale prevede inoltre un intervento sui fondi destinati al riequilibrio territoriale e una loro ricalibratura ispirata a criteri di efficienza ed efficacia, attraverso la concentrazione dei fondi pubblici per lo sviluppo su alcuni settori (infrastrutture, ricerca, energia) e su alcuni grandi interventi. Oltre alla concentrazione strategica del Fondo per le Aree Sottoutilizzate con le risorse ancora disponibili nell'ambito del ciclo di programmazione 2000-2006, viene istituito un nuovo Fondo presso il Ministero per lo Sviluppo Economico alimentato da parte delle risorse della programmazione 2007-2013 a fini di interventi infrastrutturali di rilevanza strategica nazionale.

Per allineare il sistema di istruzione e formazione del Mezzogiorno ai migliori *standard* internazionali, sarà utilizzato il Programma Istruzione del Quadro Strategico nazionale 2007-2013. Ulteriori finanziamenti sono indirizzati anche alle politiche per l'Innovazione e la Ricerca nelle aree più deboli.

Inoltre, per innalzare la qualità dei servizi offerti nel Mezzogiorno, il Quadro Strategico Nazionale 2007-2013 impone alle Regioni degli obiettivi specifici, quali la previsione di incentivi e di premi alle Amministrazioni più virtuose in tema di qualità dell'istruzione, servizi di cura per l'infanzia e per gli anziani, gestione dei rifiuti urbani e servizio idrico integrato.

IV.3 QUADRO DI FINANZA PUBBLICA 2009-2013

Il quadro programmatico di finanza pubblica indicato nel DPEF 2009-2013 ha sostanzialmente confermato gli impegni presi con l'Unione Europea che prevedono il raggiungimento del pareggio di bilancio nel 2011.

Con la Nota di Aggiornamento, presentata contestualmente a questa Relazione, si è provveduto a una revisione del quadro, partendo da una ricostruzione degli andamenti tendenziali delle entrate e delle spese delle Amministrazioni pubbliche, per tener conto (i) dei riflessi della minore crescita attesa per il 2008 sui conti pubblici, (ii) di una più puntuale ripartizione della manovra tra le categorie economiche del conto delle Pubbliche Amministrazioni, (iii) delle modifiche alla manovra introdotte in sede di conversione dei

[6] Per il 2008 tale quota era stata soppressa dalla Legge finanziaria per il 2008.

provvedimenti attuativi, e (iv) delle variazioni dei tassi di interesse. Le variazioni apportate risultano comunque contenute rispetto alle precedenti stime.

In coerenza con le nuove valutazioni, l'indebitamento netto per il 2009 viene ricollocato al 2,1 per cento del PIL. La revisione pari a un decimo di punto è riconducibile a un moderato rialzo della spesa, compensata solo in parte dall'andamento delle entrate. Le nuove stime delle entrate scontano una ricomposizione del prelievo fiscale: il minor gettito previsto per il comparto tributario, trainato dal ridimensionamento delle imposte indirette, risulta più che compensato dalla maggiore crescita dei contributi sociali rispetto a quanto previsto in precedenza. Le stime per le entrate tributarie incorporano una elasticità di base al PIL pari a circa l'1,1 per il 2009 e lo 0,96 per il 2010. Questi valori riflettono l'evoluzione prevista del quadro macroeconomico e considerano gli effetti differenziali sul gettito di tutte le manovre, incluse quelle passate, e degli eventi *una tantum*.

Dal lato della spesa, l'aumento degli oneri per interessi è controbilanciato da economie nella spesa.

TAVOLA IV.4: INDICATORI DI FINANZA PUBBLICA A LEGISLAZIONE VIGENTE (valori in percentuale del PIL) [1]

	2007	2008	2009	2010	2011	2012	2013
Indebitamento netto	-1,9	-2,5	-2,1	-1,2	-0,3	-0,1	0,0
Spesa per interessi	5,0	5,1	5,1	5,1	5,0	4,9	4,8
Saldo corrente (2)	7,3	6,2	6,6	7,2	7,5	7,6	7,6
Avanzo primario	3,1	2,6	3,0	3,9	4,6	4,8	4,9
Debito pubblico	104,0	103,7	102,9	101,3	98,4	95,1	91,9
Fabbisogno settore statale	-1,9	-2,9	-1,4	-0,6	0,5	0,8	0,9
Fabbisogno settore pubblico	-2,3	-2,9	-1,8	-1,0	0,1	0,4	0,5

1) I dati non considerano la riclassificazione di Equitalia ancora in via di definizione.
2) Al netto della spesa per interessi.

Per gli anni successivi le nuove stime rimangono coerenti con l'impegno a proseguire nel processo di risanamento. L'indebitamento netto si riduce al -1,2 per cento del PIL nel 2010 conseguendo il sostanziale pareggio di bilancio nel 2011. L'avanzo primario aumenta progressivamente dal 3,9 per cento del PIL del 2010 al 4,9 per cento del 2013. La spesa per interessi in rapporto al PIL si riduce dal 5,1 per cento del 2010 al 4,8 per cento del 2013.

Il debito in rapporto al PIL è previsto ridursi gradualmente, attestandosi sotto il 100 per cento nel 2011, come indicato nel DPEF, fino a raggiungere il 91,9 per cento nel 2013.

FIGURA IV.1: SALDI DI FINANZA PUBBLICA A LEGISLAZIONE VIGENTE (in rapporto al PIL)


Indebitamento netto (scala sx)
Saldo primario (scala sx)
Debito pubblico (scala dx)
in % del PIL
in % del PIL

L'andamento delineato beneficia delle iniziative intraprese con la manovra finanziaria per gli anni 2009-2011 finalizzate alla riqualificazione della spesa.

Dal 2008 al 2013, in presenza di un rafforzamento dell'azione di razionalizzazione, l'incidenza della spesa corrente primaria si ridimensiona gradualmente dal 40,1 per cento al 38,6 per cento. La sua dinamica manifesta un netto rallentamento, registrando nel quinquennio 2009-2013 un tasso di incremento medio annuo del 2,4 per cento in termini nominali, contro l'aumento medio annuo del 4,4 registrato nel biennio 2007-2008.

FIGURA IV.2: SPESA CORRENTE PRIMARIA (in percentuale del PIL, variazioni percentuali tendenziali)


Spesa corrente primaria, in % del PIL (scala sx)
Spesa corrente primaria, var.% a/a (scala dx)
in % del PIL
Var. % a/a

In coerenza con il raggiungimento dell'obiettivo di medio termine, la pressione fiscale è prevista attestarsi nella media del triennio 2009-2011 al 43,1 per cento per poi ridursi al 42,8 per cento nel 2013.

FIGURA IV.3: PRESSIONE FISCALE (in percentuale del PIL)


in % del PIL
44
43
42
41
40
39
38
38,3
39,4
41,9
42,9
40,8
41,2
41,6
43,7
42,3
42,4
41,6
41,3
40,8
41,4
40,6
40,6
42,3
43,3
42,8
43,0
43,2
43,1
42,9
42,8
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

In termini strutturali, per il 2008 il saldo di bilancio peggiora di 0,2 punti percentuali rispetto al DPEF per effetto del minor *output gap* e delle maggiori misure *una tantum*. Il percorso di risanamento riprende dal 2009, in linea con le regole europee circa l'aggiustamento strutturale annuo. Dopo il temporaneo peggioramento del 2008, il deficit strutturale corretto per il ciclo e al netto delle misure *una tantum* risulta in progressivo ridimensionamento. Nel quadriennio 2008-2011, la correzione complessiva ammonta a oltre due punti percentuali assicurando la convergenza verso l'obiettivo di medio termine del bilancio in pareggio.

TAVOLA IV.5: VARIAZIONE DELL'INDEBITAMENTO CORRETTO PER IL CICLO E MISURE UNA-TANTUM

	2007	2008	2009	2010	2011	2012	2013
Tasso di crescita del PIL a prezzi costanti	1,5	0,1	0,5	0,9	1,2	1,5	1,5
Tasso di crescita del PIL potenziale	1,3	0,9	0,9	1,3	1,2	1,1	1,2
Output gap	0,4	-0,3	-0,8	-1,1	-1,1	-0,7	-0,4
Componente ciclica del saldo di bilancio	0,2	-0,2	-0,4	-0,5	-0,5	-0,3	-0,2
Indebitamento netto	-1,9	-2,5	-2,1	-1,2	-0,3	-0,1	0,0
Indebitamento netto corretto per il ciclo	-2,1	-2,3	-1,7	-0,6	0,2	0,2	0,2
Avanzo primario corretto per il ciclo	2,9	2,8	3,4	4,4	5,2	5,1	5,0
Misure una tantum	-0,2	0,2	0,1	0,1	0,0	0,1	0,1
Saldo di bilancio al netto delle una tantum	-1,7	-2,7	-2,1	-1,2	-0,4	-0,2	0,0
Indebitamento netto corretto per il ciclo al netto delle una tantum	-1,9	-2,5	-1,8	-0,7	0,2	0,2	0,2
Avanzo primario corretto per il ciclo al netto delle una tantum	3,1	2,6	3,4	4,4	5,2	5,1	5,0
Variazione saldo di bilancio al netto delle una tantum	-1,3	1,0	-0,6	-0,9	-0,9	-0,2	-0,2
Variazione saldo di bilancio corretto per ciclo al netto delle una tantum	-1,2	0,6	-0,8	-1,1	-0,9	0,0	0,0

Nota: La popolazione in età lavorativa per gli anni 2010-2013 è stata calcolata sulla base dei dati della Commissione Europea per il 2009 e applicando da tale anno il tasso di crescita calcolato sulla base delle proiezioni demografiche dell'ISTAT (2007-2051). La caduta della crescita del prodotto potenziale che si registra tra il 2010 e il 2012 è dovuta alla tendenza fortemente decrescente della popolazione in età lavorativa che riduce il contributo del lavoro alla crescita del reddito. La riduzione della popolazione in età lavorativa discende dalle previsioni demografiche ISTAT attualmente disponibili.
I dati di finanza pubblica non considerano la riclassificazione di Equitalia ancora in via di definizione.

FIGURA IV.4: SALDO CORRETTO PER IL CICLO E AL NETTO DELLE UNA-TANTUM (variazioni cumulate)



1,0
0,0
-1,0
-2,0
-3,0
-4,0
In % del PIL
2007
2008
2009
2010
2011
2012
2013
Output gap
Variazione cumulata saldo di bilancio corretto per il ciclo e al netto delle una tantum
Indebitamento netto corretto per il ciclo e al netto delle una tantum


Garantire la corretta programmazione
e la rigorosa gestione
delle risorse pubbliche

LA RELAZIONE PREVISIONALE E PROGRAMMATICA

2007
2008
2009
2010

SEZIONE II - L'Economia italiana nel 2009

RELAZIONE PREVISIONALE E PROGRAMMATICA PER IL 2009

SEZIONE II

presentata dal ministro dell'economia e delle finanze

GIULIO TREMONTI

INDICE

IL BILANCIO DELLO STATO A LEGISLAZIONE VIGENTE PER L'ANNO 2009

Il disegno di legge di approvazione del bilancio dello Stato per il triennio 2009-2011, in base a quanto previsto dall'art. 1-bis della legge 468 del 1978, come modificato da ultimo dalla legge n. 208 del 1999, viene presentato alle Camere contestualmente al disegno di legge finanziaria.

Il disegno di legge di approvazione del bilancio dello Stato risulta peraltro impostato secondo la nuova struttura contabile per missioni e programmi introdotta nel 2008, che tende ad evidenziare le funzioni principali dello Stato e gli obiettivi strategici e istituzionali perseguiti con la spesa pubblica.

In tale quadro dispositivo, che privilegia l'individuazione delle finalità e degli obiettivi di spesa, nell'ottica di una ricomposizione qualitativa della stessa attraverso l'avvio di un programma di analisi e valutazione, si inserisce la normativa di cui all'articolo 60 del decreto legge n.112 del 2008, convertito, con modificazioni, dalla legge n. 133 del 2008, recante disposizioni urgenti per lo sviluppo economico, la semplificazione, la competitività, la stabilizzazione della finanza pubblica e la perequazione tributaria.

Il predetto provvedimento da un lato reca un complesso di norme che di fatto ha anticipato, nel mese di luglio, la manovra economico - finanziaria per l'anno 2009, dall'altro, all'articolo 60, comma 3, del citato decreto-legge n. 112/2008, ha stabilito che, fermo quanto previsto in materia di flessibilità con la legge annuale di bilancio, in via sperimentale, limitatamente all'esercizio 2009, nella legge di bilancio, nel rispetto dell'invarianza degli effetti

sui saldi di finanza pubblica e dell'obiettivo di pervenire ad un consolidamento per missioni e per programmi di ciascuno stato di previsione, è consentita la rimodulazione delle dotazioni finanziarie tra i programmi di ciascuna missione di spesa, fatta eccezione per le spese di natura obbligatoria, per le spese in annualita' e a pagamento differito. Le rimodulazioni tra spese di funzionamento e spese per interventi possono avvenire nel limite del 10 per cento delle risorse stanziate per gli interventi stessi. Peraltro non è possibile l'utilizzo degli stanziamenti di spesa in conto capitale per finanziare spese di natura corrente.

In sostanza, anche la manovra 2009-2011 continua ad essere incentrata su due strumenti normativi, l'uno mirante alla ricognizione della legislazione in essere, costituito dal bilancio a legislazione vigente; l'altro costituito dalla legge finanziaria, che completa la manovra posta in essere con il ripetuto decreto legge n.112/2008 già inglobato nel progetto di legge di bilancio.

In questo ambito, la ricognizione della situazione dei conti pubblici e le richiamate innovazioni normative per l'anno 2009, comportano una complessiva razionalizzazione del disegno programmatorio per conseguire obiettivi di finanza pubblica coerenti con gli impegni di medio periodo assunti con l'Unione europea per il Patto di stabilità.

Nel disegno di legge di bilancio, la predetta ricognizione si esprime, oltre che nella definizione di ciascuna posta, riferita al livello decisionale individuato dal Parlamento con la riforma di cui alla legge n. 94 del 1997, anche attraverso le proposte dell'Esecutivo riguardante le spese rimodulabili ai sensi del già citato articolo 60, comma 3.

In tale contesto, le esigenze di contenimento e di razionalizzazione della spesa sono state contemperate con quelle incomprimibili destinate ad assicurare, in ogni caso, l'operatività minima delle Amministrazioni. Inoltre, la possibilità di compensazione diretta tra capitoli di spesa nell'ambito del medesimo stato di previsione e delle medesime missioni, facilitano tale contemperamento e costituiscono importanti elementi di elasticità del bilancio gestionale.

La suddetta manovra è improntata alle esigenze di contenimento e riqualificazione della spesa attraverso la previsione della riduzione delle dotazioni delle missioni di spesa di ciascun Ministero operata con il ripetuto decreto legge n.112/2008.

Da tali riduzioni delle missioni sono escluse le dotazioni di spesa connesse a stipendi, pensioni e altre spese fisse; a spese per interessi; alle poste correttive e compensative delle entrate, comprese le regolazioni con le regioni; ai trasferimenti a favore degli enti territoriali aventi natura obbligatoria; al fondo ordinario delle Università; somme destinate alla ricerca; risorse destinate al 5 per mille delle imposte sui redditi delle persone fisiche; spese dipendenti da parametri stabiliti dalla legge o derivanti da accordi internazionali; fondi di cui agli articoli 7, 8 e 9 della legge 5 agosto 1978, n. 468 e successive modificazioni e integrazioni, i cui importi restano determinati da apposito articolo della legge di approvazione del bilancio.

Va specificato che la suddette riduzioni tengono conto, inoltre, per l'anno 2009 degli effetti delle modifiche alle disposizioni di cui all'articolo 1, commi 507 e 508, della legge 27 dicembre 2006, n. 296. Infatti la relativa quota resa indisponibile per detto anno, ai sensi del medesimo comma 507, è stata portata in riduzione delle relative dotazioni di bilancio.

1. IL CRITERIO DELLA LEGISLAZIONE VIGENTE

1.1. *PREMESSA*

Il documento di programmazione economico-finanziaria 2009-2013 e la relativa nota di aggiornamento - in ottemperanza a quanto disposto dall'articolo 3, ai commi 2, lettera e), e 3, della legge n. 468 del 1978 come modificata, da ultimo, dalla legge n. 208/99 - indica le regole di variazione dell'entrata e della spesa del bilancio statale di competenza per ciascuno degli anni del quinquiennio richiamato, nonché i criteri ed i parametri per la formazione delle relative previsioni.

Conseguentemente, l'impostazione del progetto di bilancio, ha assunto come quadro di riferimento generale le ipotesi di evoluzione del bilancio statale di competenza coerenti con gli obiettivi di finanza pubblica indicati nel documento richiamato e nella relativa nota di aggiornamento, al fine di conseguire mediante la legge finanziaria, i volumi di entrata e di spesa programmati.

In questa sede, pertanto, si precisano le modalità con cui il criterio della legislazione vigente è stato applicato per le previsioni 2009- 2011.

1.2. *ENTRATE*

Per la previsione delle entrate, il criterio della legislazione vigente è stato attuato valutando l'ammontare dei proventi tributari ed extratributari con riferimento alle disposizioni che la normativa in vigore prevede direttamente operanti per il 2009.

Con riferimento alle **entrate di natura tributaria**, la previsione per il 2009 a legislazione vigente è stata formulata tenendo conto dell'andamento del gettito registrato nei primi mesi del secondo semestre 2007 e del nuovo quadro macroeconomico tendenziale disponibile al 15 settembre 2008.

Tale previsione considera gli effetti dei fattori legislativi che hanno inciso sulle entrate tributarie.

Per quanto riguarda le **altre entrate** si è tenuto conto per lo più dei fattori che influenzano l'andamento delle singole voci di entrata.

La struttura classificatoria delle entrate ricalca sostanzialmente quella adottata per il Bilancio 2008. La ripartizione delle relative poste è stata operata in ossequio a quella prevista dalla legge 468 del 1978 e successive modificazioni ed integrazioni.

La nota preliminare dello stato di previsione dell'entrata è integrata dallo schema sintetico di classificazione economica delle entrate del bilancio dello Stato informato ai criteri adottati in contabilità nazionale per i conti del settore della pubblica amministrazione (si veda a riguardo, l'indicazione del relativo codice posta tra parentesi in prossimità di ciascun capitolo ed articolo).

1.3. *SPESE*

Per le spese, si è proceduto analogamente alle entrate, considerando nella previsione gli effetti derivanti dal decreto legge 25 giugno 2008, n. 112, convertito nella legge n.

133/2008, inoltre come sempre è stato utilizzato il riferimento metodologico accolto dalla legge n. 468 del 1978 e successive modificazioni, per l'individuazione e catalogazione dei fattori di variazione rispetto alle previsioni assestate dell'anno in corso.

Prescindendo dalla voce relativa agli interessi, i fattori di variazione rispetto alle previsioni assestate emendate 2008 si possono ricondurre a tre fattispecie:

- Variazioni dovute a **spese aventi natura obbligatoria**, vale a dire sia quelle predeterminate da provvedimenti legislativi preesistenti o intervenuti successivamente alla definizione del bilancio di previsione 2008, sia quelle che, sebbene non legate direttamente a specifiche disposizioni legislative, costituiscono tuttavia oneri inderogabili, essendo vincolate a particolari meccanismi che autonomamente regolano l'evoluzione di questo tipo di spese; nonché le variazioni di quei capitoli inclusi nell'elenco delle spese obbligatorie di cui all'articolo 7 della legge n. 468 del 1978;
- Variazioni dovute a **spese non aventi natura obbligatoria** che si rendono indispensabili per assicurare l'operatività dei vari servizi delle Amministrazioni.

In ordine alla previsione della spesa per interessi, le ipotesi assunte derivano dall'analisi delle tendenze in atto per la struttura del debito, per l'evoluzione dei tassi di interesse e per il fabbisogno, tendenze analoghe a quelle assunte nel documento di programmazione economico- finanziaria.

Più specificatamente, si è tenuto conto:

A) con riferimento alla struttura del debito, delle emissioni di titoli effettuate nel primo semestre 2008 e di quelle programmate per il secondo;

B) con riferimento all'evoluzione dei tassi, delle ipotesi contenute nel DPEF 2009-2013;

c) con riferimento al fabbisogno del settore statale e relative modalità di copertura, dell'ammontare individuato per l'anno 2009 nello scenario tendenziale previsto nella predetta nota di aggiornamento del DPEF;

Circa i redditi da lavoro dipendente si fa presente che lo stanziamento della **contribuzione aggiuntiva** per il 2009 è stato calcolato tenendo conto dell'aliquota del 16% fissata con decreto del Ministro del Lavoro, Salute e Politiche Sociali, emanato di concerto col Ministro dell'Economia e delle Finanze del 12 luglio 2000.

Relativamente ai **trasferimenti agli enti previdenziali** iscritti in bilancio, gli stanziamenti tengono conto delle autorizzazioni di spesa disposte con i nuovi provvedimenti legislativi approvati dal Parlamento in tale comparto.

In particolare, si fa presente che:

- per i trasferimenti all'INPS, lo stanziamento del capitolo relativo alle "anticipazioni di bilancio" è stato determinato in funzione del fabbisogno previsto per l'anno 2009 (che tiene conto delle ipotesi indicata nella nota di aggiornamento del DPEF circa l'evoluzione della spesa pensionistica e dei contributi sociali), nonché delle disponibilità finanziarie giacenti sui conti di Tesoreria;
- in base alla legge n. 244/2007, art. 2, comma 499, dal 2008 l'apporto dello Stato all'INPDAP è stato soppresso; la stessa norma prevede l'introduzione di un meccanismo di anticipazione per consentire la corretta applicazione della legge n. 448/1998, art. 35, comma 3.
- Relativamente alla **Spesa sanitaria** per l'anno 2009 e seguenti per la sua costruzione a legislazione vigente si è tenuto conto del livello di spesa sanitaria, delle diverse componenti del suo finanziamento (IRAP, concorso regioni a statuto speciale, entrate proprie, addizionale regionale IRE)

I **trasferimenti alle Regioni** sono stati aggiornati con le risorse finanziarie necessarie per consentire lo svolgimento delle funzioni loro attribuite con appositi DPCM nell'ambito del **federalismo amministrativo** (articolo 7, legge 15 marzo 1997, n. 59). Per tali funzioni sono stati appositamente istituiti, negli anni passati, due capitoli (uno di parte corrente e uno di conto capitale), con contestuale riduzione degli stanziamenti iscritti negli stati di previsione della spesa dei vari Ministeri interessati.

Analogamente si è proceduto per i **trasferimenti ai Comuni e alle Province** in attuazione dei DPCM che hanno stabilito il trasferimento di funzioni a loro favore.

2. IL QUADRO GENERALE RIASSUNTIVO

2.1. *QUADRO DI SINTESI*

Prima di procedere al confronto delle previsioni iniziali 2009 con quelle assestate emendate 2008, si ritiene utile ricordare che tutte le tabelle di analisi sono al netto delle regolazioni contabili e debitorie riportate nella successiva Tabella n.1

Il quadro di sintesi, per competenza e cassa, delle proposte di previsione del 2009 a legislazione vigente, quali risultano dall'applicazione dei criteri appena precisati, trova esposizione nella Tabella n. 2 a raffronto con le previsioni iniziali ed assestate emendate per l'anno in corso. In particolare si evidenzia:

- per le entrate finali un incremento sia in termini di competenza (milioni 6.472), che in termini di cassa (milioni 6.495);
- per le spese finali, un decremento in termini di competenza (milioni 16.230) imputabile quasi totalmente alle spese in conto capitale per 15.764 milioni; un decremento anche in termini di cassa (milioni 15.510) relativo alle spese in conto capitale (milioni 17.614), mentre le spese correnti presentano una espansione pari a 2.104 milioni;

BILANCIO DELLO STATO : REGOLAZIONI CONTABILI E DEBITORIE (in milioni di euro)	Assestato emendato 2008		Iniziali 2009		2010	2011
	Competenza	Cassa	Competenza	Cassa	Competenza	Competenza
ENTRATE	**28.400**	**28.400**	**33.800**	**33.800**	**33.800**	**33.800**
Rimborsi Iva	28.400	28.400	33.800	33.800	33.800	33.800
Anticipo concessionari	0	0	0	0	0	0
Tit.III-F.Amm.ti titoli di Stato	0	0	0	0	0	0
SPESA CORRENTE	**33.440**	**33.440**	**37.150**	**37.150**	**37.060**	**36.950**
Rimborsi Iva (compresi i pregressi)	28.400	28.400	33.800	33.800	33.800	33.800
Spese di giustizia	0	0	0	0	0	0
Debiti pregressi Poligrafico dello Stato	138	138	200	200	110	0
Anticipo concessionari	0	0	0	0	0	0
FSN-saldo IRAP	830	830	0	0	0	0
Rimborso imposte dirette pregresse	3.150	3.150	3.150	3.150	3.150	3.150
Entrate erariali Sicilia e Sardegna	922	922	0	0	0	0
SPESA IN CONTO CAPITALE	**3.700**	**5.991**	**3.700**	**3.700**	**0**	**0**
Disavanzi USL	0	2.291	0	0	0	0
F.do globale	0	0	0	0	0	0
Rimborsi IVA Autovetture	3.700	3.700	3.700	3.700	0	0
TOTALE SPESA	**37.140**	**39.431**	**40.850**	**40.850**	**37.060**	**36.950**

Tabella 1 : Bilancio dello stato : regolazioni contabili e debitorie

- per le spese correnti al netto degli interessi, si registra una variazione positiva sia in termini di competenza per milioni 3.648, che in termini cassa il cui incremento è pari a 6.251 milioni.

In conseguenza dei rilevati andamenti, il saldo netto da finanziare si attesta a 33.496 milioni in termini di competenza, mentre in termini di cassa passa da 101.763 milioni a 79.758 milioni.

Qui di seguito, con riferimento ai dati prima precisati, vengono ora brevemente illustrate le previsioni concernenti:

- il bilancio di competenza 2009;
- il bilancio di cassa 2009;
- il bilancio pluriennale 2009-2011;
- il bilancio programmatico 2009-2011.

QUADRO DI SINTESI DELLE PREVISIONI 2009 LEGISLAZIONE VIGENTE A RAFFRONTO CON LE PREVISIONI INIZIALI ED ASSESTATE EMENDATE 2008 (Al netto delle regolazioni contabili, debitorie e dei rimborsi IVA)							
	Bilancio 2008		Previsioni	Variazioni assolute		Variazioni percentuali	
COMPETENZA	Previsioni iniziali	Previsioni assestate emendate	D.L.B.2009	2009/2008 Ass. to em.	2009/2008 iniz.		
(valori in milioni di EURO)	1	2	3	4=3-2	5=3-1	6=4/2	7=5/1
ENTRATE FINALI	458.374	457.432	463.904	6.472	5.530	1,4	1,2
Entrate Tributarie	426.484	423.191	433.680	10.489	7.196	2,5	1,7
Altre entrate	31.890	34.241	30.224	-4.017	-1.666	-11,7	-5,2
SPESE FINALI	491.711	513.630	497.400	-16.230	5.689	-3,2	1,2
Spese Correnti	431.277	451.232	450.766	-466	19.489	-0,1	4,5
Speese per Interessi	*78.526*	*85.434*	*81.320*	*-4.114*	*2.794*	*-4,8*	*3,6*
Spese Correnti netto interessi	*352.751*	*365.798*	*369.446*	*3.648*	*16.695*	*1,0*	*4,7*
Spese in Conto capitale	60.434	62.398	46.634	-15.764	-13.800	-25,3	-22,8
RIMBORSO PRESTITI	198.212	191.188	215.245	24.057	17.033	12,6	8,6
Saldo netto da finanziare	-33.337	-56.198	-33.496	22.702	-159	-40,4	0,5
Ricorso al mercato	239.455	256.126	255.791	-335	16.336	-0,1	6,8

Tabella 2 : Quadro di sintesi delle previsioni 2009 legislazione vigente a raffronto con le previsioni iniziali ed assestate emendate 2008 (Al netto delle regolazioni contabili, debitorie e dei rimborsi IVA)

QUADRO DI SINTESI DELLE PREVISIONI 2009
LEGISLAZIONE VIGENTEA RAFFRONTO CON LE PREVISIONI INIZIALI ED ASSESTATE EMENDATE 2008
(Al netto delle regolazioni contabili, debitorie e dei rimborsi IVA)

CASSA	Bilancio 2008		Previsioni	Variazioni assolute		Variazioni percentuali	
	Previsioni iniziali	Previsioni assestate emendate	D.L.B.2009	2009/2008 Ass. to em.	2009/2008 Iniz.		
(valori in milioni di EURO)	1	2	3	4=3-2	5=3-1	6=4/2	7=5/1
ENTRATE FINALI	432.106	431.189	437.684	6.495	5.578	1,5	1,3
Tributarie	*407.208*	*403.915*	*414 058*	*10.143*	*6.850*	*2,5*	*1,7*
Altre	24.898	27.274	23.626	-3.648	-1.272	-13,4	-5,1
SPESE FINALI	513.130	532.952	517.442	-15.510	4.312	-2,9	0,8
Correnti	447.709	465.588	467.692	2.104	19.983	0,5	4,5
Interessi	78.568	85.475	81.329	-4.146	2.761	-4,9	3,5
Correnti netto interessi	369.142	380.112	386.363	6.251	17.221	1,6	4,7
Conto capitale	65.421	67.364	49.750	-17.614	-15.671	-26,1	-24,0
RIMBORSO PRESTITI	*198.214*	*191.189*	*215.250*	*24.061*	*17.036*	*12,6*	*8,6*
Saldo netto da finanziare	**-81.024**	**-101.763**	**-79.758**	**22.005**	**1.266**	**-21,6**	**-1,6**
Ricorso al mercato	**287.157**	**303.983**	**302.058**	**-1.925**	**14.901**	**-0,6**	**5,2**

Tabella 2 : Quadro di sintesi delle previsioni 2009 legislazione vigente a raffronto con le previsioni iniziali ed assestate emendate 2008 (Al netto delle regolazioni contabili, debitorie e dei rimborsi IVA)

2.2. *ENTRATE*

Le nuove previsioni per entrate finali, poste a raffronto con quelle assestate 2008, sono analizzate per titoli e categorie nelle Tabelle n. 3 e 4.

Nel complesso emerge una variazione positiva pari a 6.472 milioni risultante dall'incremento inerente le entrate tributarie per 10.489 milioni e dalla riduzione delle altre entrate per 4.017 milioni. Come si evince dalla successiva Tabella n. 7, concernente l'analisi

delle principali variazioni delle entrate finali 2009, sulla dinamica dell'incremento del gettito tributario hanno inciso le imposte dirette per milioni 9.430 e quelle indirette per milioni 1.059.

Nell'ambito delle entrate diverse da quelle tributarie, la riduzione è da ricondurre principalmente ai redditi da capitale (-2.666 milioni), alle entrate per servizi resi da Amministrazioni Statali (- 769 milioni) e alle altre entrate in conto capitale (-1.086 milioni); viene, invece, registrato un aumento delle restituzioni, rimborsi, recuperi e concorsi vari (+ 2.243 milioni).

Ulteriori analitici ragguagli sulla complessiva evoluzione delle entrate finali sono contenuti nella Nota Preliminare allo stato di previsione dell'entrata per l'anno 2009.

BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA ANALISI DELLE PREVISIONI DI ENTRATE FINALI PER IL 2009 A LEGISLAZIONE VIGENTE A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE 2008 in milioni di EURO	PREVISIONI ASSESTATE EMENDATE 2008	PREVISIONI A LEGISLAZIONE VIGENTE 2009	VARIAZIONI
TITOLO I - ENTRATE TRIBUTARIE			
CATEGORIA I - Imposte sul patrimonio e sul reddito	247.347	256.777	+ 9.430
CATEGORIA II - Tasse ed imposte sugli affari	128.037	127.569	- 468
CATEGORIA III - Imposte sulla produzione, sui consumi e dogane	26.814	28.051	+ 1.237
CATEGORIA IV - Monopoli	10.219	10.335	116
CATEGORIA V - Lotto, lotterie ed altre attività di giuoco	10.774	10.948	+ 174
TOTALE TITOLO I	423.191	433.680	+ 10.489
TITOLO II - ENTRATE EXTRA-TRIBUTARIE			
CATEGORIA VI - Proventi speciali	671	652	- 19
CATEGORIA VII - Proventi di servizi pubblici minori	5.423	3.822	- 1.601
CATEGORIA VIII - Proventi dei beni dello Stato	797	331	- 466
CATEGORIA IX - Prodotti netti di aziende autonome ed utili di gestioni	3.935	1.660	- 2.275
CATEGORIA X - Interessi su anticipazioni e crediti vari del tesoro	5.608	4.972	- 636
CATEGORIA XI - Ricuperi, rimborsi e contributi	11.777	14.718	+ 2.941
CATEGORIA XII - Partite che si compensano nella spesa	2.665	2.719	+ 54
TOTALE TITOLO II	30.876	28.874	- 2.002
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI			
CATEGORIA XIII - Vendita di beni ed affrancazione di canoni	1.380	452	- 928
CATEGORIA XIV - Ammortamento di beni patrimoniali	871	890	+ 19
CATEGORIA XV - Rimborso di anticipazioni e di crediti vari del tesoro	1.114	8	- 1.106
TOTALE TITOLO III	3.365	1.350	- 2.015
TOTALE ENTRATE FINALI	457.432	463.904	+ 6.472

Tabella 3 : Bilancio di competenza dello stato al netto dei rimborsi iva analisi delle previsioni di entrate finali per il 2009 a legislazione vigente a raffronto con le previsioni assestate emendate 2008 (milioni di euro)

BILANCIO DELLO STATO - ENTRATE FINALI 2008 2009 Analisi delle principali variazioni (al netto dei rimborsi IVA)	
(in milioni di euro)	Differenze 2009 - 2008
ENTRATE TRIBUTARIE	**10.489**
a) tributi diretti	9.430
b) tributi indiretti	1.059
2) ALTRE ENTRATE	**-4.017**
di cui:	
- entrate derivanti da servizi resi dalle Amministrazioni statali	-769
- redditi da capitale	-2.666
- restituzioni, rimborsi, recuperi e concorsi vari	2.243
- altre entrate in conto capitale	-1.086
TOTALE ENTRATE FINALI	**6.472**

Tabella 4 : Bilancio dello stato - entrate finali 2008 2009 Analisi delle principali variazioni (al netto dei rimborsi IVA)

2.3. *SPESE*

Per la spesa, le nuove previsioni di competenza per operazioni finali sono analizzate per categorie economiche nella Tabella n. 5 a raffronto con le previsioni iniziali assestate emendate 2008

2.3.1. Parte Corrente

Le spese correnti presentano un lieve decremento rispetto all'assestato emendato di 467 milioni, le principali variazioni riguardano i seguenti comparti:

- I redditi da lavoro dipendente registrano una flessione pari a 2.403 milioni. Al riguardo bisogna considerare che nell'assestato emendato 2008 risultano incluse risorse pari a 1,4 miliardi per il comparto scuola, destinate al pagamento degli oneri connessi ai rinnovi contrattuali di cui al CNNL 2006-2007 sottoscritti a novembre 2007 ed erogati soltanto nel 2008. Inoltre il comparto in esame non comprende ancora le risorse finanziarie per il 2009 a carico del bilancio dello Stato occorrenti per i rinnovi contrattuali (2.240 milioni). Tali risorse sono previste nel disegno di legge finanziaria e trovano copertura sul Fondo per interventi strutturali di politica economica. Inoltre, occorre tener presente che le risorse iscritte nel fondo contratti per l'anno 2008, tenevano conto della corresponsione degli arretrati degli anni precedenti, con una differenza in più pari a 1,3 miliardi circa, rispetto alla previsione del 2009;
- I consumi intermedi (- 3.570 milioni). Tale flessione deriva tra l'altro - così come per altre categorie di spesa, successivamente elencate, i cui stanziamenti in linea di massima sono considerati "rimodulabili" da parte dell'Amministrazione - dalle riduzioni lineari previste ai sensi dell'art. 60, commi 1 e 10, del decreto-legge n. 112/2008 (rispettivamente in relazione ai tagli delle missioni di spesa ed alla decurtazione delle quote rese indisponibili ai sensi del comma 507 della legge n. 296/2006;
- I trasferimenti alle amministrazioni centrali, il cui decremento, complessivamente pari a 1.807 milioni, riguarda per 1.258 milioni gli Organi Costituzionali, con l'esclusione delle risorse destinate alla Presidenza della Repubblica, al Senato della Repubblica, alla Camera dei Deputati ed alla Corte Costituzionale, che non

rientrano nelle tipologie di spesa interessate dall'applicazione del richiamato decreto-legge n.112 del 2008;

- I trasferimenti correnti alle imprese presentano una variazione negativa per 1.675 milioni, prevalentemente per minori somme da corrispondere all'impresa Ferrovie dello Stato;
- Gli interessi passivi registrano un decremento di 4.114 milioni connesso all'andamento dei tassi di interesse sui buoni postali fruttiferi (- 7.398 milioni). Di fatto al netto di tale partita, gli interessi presentano un incremento pari a 3.014 milioni di cui 1.850 relativi agli interessi sui conti correnti di tesoreria;
- Le poste correttive e compensative delle entrate registrano una flessione pari a 1.199 milioni, per minori rimborsi di imposte dirette. Per contro si prevedono maggiori vincite al lotto;
- Le Risorse proprie UE si incrementano di 1.200 milioni per maggiori somme da versare per il finanziamento del bilancio dell'Unione Europea a titolo di risorse complementari basate sul PNL
- I trasferimenti alle amministrazioni locali la cui espansione pari a 2.449 milioni è la risultante di maggiori trasferimenti ai comuni e province per 1.749 milioni ed alle Regioni per 693 milioni. Per i primi l'incremento è relativo a maggiori trasferimenti compensativi di minori introiti ICI ai sensi del decreto legge n. 93/2008 (1.700 milioni), il cui ammontare non è stato incluso in assestatamento , in quanto verrà recepito con apposito atto amministrativo da perfezionarsi in corso d'anno, mentre l'incremento registrato dalle regioni è la risultante: di maggiori somme da erogare alle Regioni a Statuto ordinario a titolo di compartecipazione IVA (spettanze pregresse) per 1.515 milioni; di maggiori somme occorrenti per la regolazione contabile delle quote di entrate erariali per la regione Friuli (3.200 milioni); di minori somme per devoluzione alle regioni a statuto speciale del gettito

di entrate erariali (-14.345 milioni), confluite in parte nel fondo occorrente per l'attuazione dell'ordinamento regionale delle regioni a statuto speciale (10.471 milioni),

- I trasferimenti a enti di previdenza (+ 7.187 milioni) il cui aumento riguarda maggiori somme a titolo di anticipazioni di bilancio sul fabbisogno finanziario delle gestioni previdenziali sia per l'INPS (1.140 milioni), che per l'INPDAP (5.326 milioni), nonché per maggiori somme da corrispondere agli invalidi civili (650 milioni).
- le altre uscite correnti aumentano per 4.375 milioni, riferiti soprattutto al fondo interventi strutturali di politica economica, che come sopra specificato comprendono le somme previste per i rinnovi contrattuali. Si prevedono inoltre incrementi di 1.000 milioni per il fondo per le missioni di pace e di 900 milioni per il fondo destinato al finanziamento, con appositi provvedimenti normativi, delle misure di proroga di agevolazioni fiscali riconosciute a legislazione vigente.

BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI CONTABILI, DEBITORIE E RIMBORSI IVA ANALISI DELLE PREVISIONI DI SPESE FINALI PER IL 2009 A LEGISLAZIONE VIGENTE A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE 2008	Previsioni assestate emendate 2008	Previsioni a legislazione vigente	Variazioni
TITOLO I - SPESE CORRENTI			
Redditi da lavoro dipendente	91.536	89 133	2.403
Consumi intermedi	11.003	7.433	3 570
IRAP	4 697	4 865	173
Trasferimenti correnti ad Amm.ni pubbliche:	204 926	212.755	7.829
- amministrazioni centrali	10.932	9.125	-1 807
- amministrazioni locali:	113 600	116.049	2 449
- regioni	91 499	92.192	693
- comuni e province	13 781	15 030	1.749
- altre	8 820	8.827	7
- enti previdenziali e assistenza sociale	80.394	87.581	7.187
Trasferimenti correnti a famiglie e ISP	4 307	3.775	-532
Trasferimenti correnti a imprese	4 956	3.281	-1 675
Trasferimenti correnti a estero	2 064	1 493	-571
Risorse proprie CEE	15.800	17.000	1.200
Interessi passivi e redditi da capitale	85 434	81.320	-4.114
Poste correttive e compensative	18.237	17.038	-1.199
Ammortamenti	870	890	20
Altre uscite correnti	7 407	11.782	4.375
TOTALE TITOLO I	**451.232**	**450.765**	**-467**
TITOLO II - SPESE CAPITALI			
Investimenti fissi lordi e acquisti di terreni	8.552	4 866	-3.686
Contributi agli investimenti ad Amm.ni pubbliche:	24 622	20.460	4.162
- amministrazioni centrali	14 174	10.443	-3.731
- amministrazioni locali:	8.692	8.562	-130
- regioni	4 957	5.023	66
- comuni e province	3.130	3 015	-115
- altre	605	524	-81
- enti previdenziali e assistenza sociale	1.756	1.455	-301
Contributi agli investimenti ad imprese	10.045	10.324	279
Contributi agli investimenti a famiglie e ISP	128	96	-32
Contributi agli investimenti ad estero	351	205	-146
Altri trasferimenti in conto capitale	9 151	10.314	1.163
Acquisizione di attività finanziarie	9.549	370	-9 179
TOTALE TITOLO II	**62.398**	**46.635**	**-15.763**
TOTALI SPESE FINALI	**513.630**	**497.400**	**-16.230**

Tabella 5 : Bilancio di competenza dello stato al netto delle regolazioni contabili, debitorie e rimborsi iva analisi delle previsioni di spese finali per il 2009 a legislazione vigente a raffronto con le previsioni assestate emendate 2008

2.3.2. Conto Capitale

Le spese in conto capitale presentano un decremento pari a 15.763 milioni, attribuibile per:

- 9.100 milioni alla cessazione del finanziamento dello Stato per l'attuazione dei piani di rientro regionali in materia sanitaria, le cui risorse erano state stanziate solo per il 2008;
- 3.731 milioni alle amministrazioni pubbliche centrali , il cui decremento è dovuto principalmente a minori stanziamenti per il fondo rotazione politiche comunitarie;
- 3.686 milioni agli investimenti fissi lordi principalmente per minori interventi per le opere infrastrutturali nelle regioni Sicilia e Calabria e per minori stanziamenti relativi alla Difesa.

2.4. *BILANCIO DI CASSA PER L'ANNO 2009*

Il bilancio di cassa per l'anno 2009, riportato in sintesi nella Tabella n.6 conclude, per le operazioni di natura finale, con previsioni di incassi e pagamenti, rispettivamente, pari a milioni 437.684, e 517.442 a fronte di una massa acquisibile di 633.874 milioni e di una massa spendibile di 555.941 milioni (vedi Tabelle nn. 7 e 8).

I coefficienti di realizzazione espressi dal raffronto dei flussi di cassa previsti con i corrispondenti potenziali di spesa e di entrata risultano pari al 69.05 % per le entrate finali ed al 93,08 % per le spese finali.

Ai fini di una esatta valutazione dei menzionati coefficienti va peraltro ricordato che in sede di impostazione del bilancio previsionale di cassa, la determinazione del potenziale di entrata e di spesa presenta necessariamente notevoli margini di incertezza per ciò che attiene alla componente residui.

In sede di elaborazione del bilancio 2009, la linea direttiva seguita è stata quella di porre in essere ogni possibile iniziativa per avvicinare la consistenza presunta dei residui passivi all'inizio del nuovo esercizio a quella che dovrebbe definitivamente essere accertata in sede di rendiconto dell'anno 2008.

Ulteriori condizionamenti sono inoltre connessi con i fenomeni delle "economie" e delle "eccedenze" con riferimento alla gestione di competenza, e delle "perenzioni" e "prescrizioni" per la gestione dei residui, fenomeni che - com'è noto - possono quantificarsi solo dopo alcuni mesi dalla chiusura dell'esercizio, rappresentando essi l'ultima fase precedente la definitiva parifica del consuntivo da parte della Corte dei Conti.

BILANCIO DELLO STATO PER IL 2009 (milioni di euro)	RESIDUI PRESUNTI AL 31/12/2008	COMPETENZA 2009	CASSA 2009
Entrate			
TITOLO I - Tributarie	91.505	433.680	414.058
TITOLO II - Extratributarie	78.406	28.874	22.276
TITOLO III - Entrate per alienazione ed ammortamento di beni patrimoniali e rimborso di crediti	59	1.350	1.350
Totale Entrate Finali	169.970	463.904	437.684
Spese			
TITOLO I - Spese correnti netto interessi	26.864	369.446	386.363
Interessi	11	81.320	81.329
TITOLO II - Spese in conto capitale	31.667	46.634	49.750
Totale Spese Finali	58.542	497.400	517.442
TITOLO III - Rimborso prestiti	3.689	215.245	215.250
TOTALE COMPLESSIVO SPESE	62.231	712.645	732.692
RISULTATI DIFFERENZIALI			
Risparmio pubblico		11.788	-31.358
Saldo netto da finanziare		-33.495	-79.758
Avanzo primario saldo netto- interessi		47.825	1.571
Ricorso al mercato		255.791	302.058

Tabella 6: Bilancio dello stato per il 2009

BILANCIO DI CASSA DELLO STATO PER IL 2009 ANALISI, PER CATEGORIE ECONOMICHE, DELLE MASSE SPENDIBILI E DEI PAGAMENTI AL NETTO DELLE REGOLAZIONI CONTABILI, DEBITORIE, DELLE ANTICIPAZIONI A ENTI PREVIDENZIALI E DEI RIMBORSI IVA					
(milioni di euro)	RESIDUI PRESUNTI AL 31/12/2009 1	COMPETENZA 2009 2	MASSA SPENDIBILE 3=1+2	CASSA 2009 4	IN PERCENTUALE Cs/Ms 5=4/3
TITOLO I - SPESE CORRENTI					
- REDDITI DA LAVORO DIPENDENTE	4.576	89 133	93 709	90.831	96,93
- CONSUMI INTERMEDI	2 619	7.433	10.052	7.381	73,43
IMPOSTE PAGATE SULLA PRODUZIONE	57	4.865	4.922	4 865	98,84
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	17.936	212,755	230 691	212 975	92,32
- TRASFERIMENTI CORRENTI A FAMIGLIE ED ISTITUZIONI SOCIALI PRIVATE	519	3 775	4.294	3.793	88,33
- TRASFERIMENTI CORRENTI AD IMPRESE	809	3 282	4.091	3.302	80,71
- TRASFERIMENTI CORRENTI AD ESTERO	302	1.493	1.795	1.503	83,73
- RISORSE PROPRIE CEE	0	17 000	17 000	17 000	100,00
- INTERESSI PASSIVI E REDDITI DA CAPITALE	11	81.320	81.331	81 329	100,00
- POSTE CORRETTIVE E COMPENSATIVE	10	17.038	17 048	17 038	99,94
- AMMORTAMENTI	0	890	890	890	100,00
- ALTRE USCITE CORRENTI	36	11.782	11.818	26.785	226,65
TOTALE TITOLO I-SPESE CORRENTI	26.875	450.766	477.641	467.692	97,92
TITOLO I - SPESE IN CONTO CAPITALE					
- INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	5.451	4.866	10 317	5.299	51,36
- CONTRIBUTI AGLI INVESTIMENTI AD AMMINISTRAZIONI PUBBLICHE	10 112	20 459	30.571	21.603	70,67
- CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	7.334	10.324	17 658	11 474	64,98
- CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE ED ISTITUZIONI SOCIALI PRIVATE	124	96	220	162	73,64
- CONTRIBUTI AGLI INVESTIMENTI AD ESTERO	213	205	418	347	83,01
- ALTRI TRASFERIMENTI IN CONTO CAPITALE	7.734	10.314	18 048	10.317	57,16
- ACQUISIZIONI DI ATTIVITA' FINANZIARIE	698	370	1.068	548	51,31
TOTALE TITOLO II-SPESE IN CONTO CAPITALE	31.666	46.634	78.300	49.750	63,54
TOTALE SPESE FINALI	58.541	497.400	555.941	517.442	93,07

Tabella 7: Bilancio di cassa dello stato per il 2009 analisi, per categorie economiche, delle masse spendibili e dei pagamenti al netto delle regolazioni contabili, debitorie, delle anticipazioni a enti previdenziali e dei rimborsi iva

BILANCIO DI CASSA DELLO STATO PER IL 2009
ANALISI, PER CATEGORIE E TITOLI DI BILANCIO, DELLE MASSE ACQUISIBILI E DEGLI INCASSI AL NETTO DEI RIMBORSI IVA

(milioni di euro)	RESIDUI PRESUNTI AL 31/12/2008	COMPETENZA 2009	MASSA ACQUISIBILE	CASSA 2009	IN PERCENTUALE Cs/Ma
	1	2	3=1+2	4	5=4/3
TITOLO I - ENTRATE TRIBUTARIE	91.505	433.680	525.185	414.058	78,84
CATEGORIA I - Imposte sul patrimonio e sul reddito	39.122	256.777	295.899	245.859	83,09
CATEGORIA II - Tasse ed imposte sugli affari	41.646	127.569	169.215	118.865	70,24
CATEGORIA III - Imposte sulla produzione, sui consumi e dogane	8.638	28.051	36.689	28.051	76,46
CATEGORIA IV - Monopoli	880	10.335	11.215	10.335	92,15
CATEGORIA V - Lotto, lotterie ed altre attivita' di giuoco	1.219	10.948	12.167	10.948	89,98
TITOLO II - ENTRATE EXTRA-TRIBUTARIE	78.406	28.874	107.280	22.276	20,76
CATEGORIA VI - Proventi speciali	170	652	822	652	79,32
CATEGORIA VII - Proventi di servizi pubblici minori	17.042	3.822	20.864	3.101	14,86
CATEGORIA VIII - Proventi dei beni dello Stato	949	331	1.280	229	17,89
CATEGORIA IX - Prodotti netti di aziende autonome ed utili di gestioni	-	1.660	1.660	1.660	100,00
CATEGORIA X - Interessi su anticipazioni e crediti vari del tesoro	4.958	4.972	9.930	3.897	39,24
CATEGORIA XI - Recuperi, rimborsi e contributi	54.463	14.718	69.181	10.018	14,48
CATEGORIA XII - Partite che si compensano nella spesa	824	2.719	3.543	2.719	76,74
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI	59	1.350	1.409	1.350	95,81
CATEGORIA XIII - Vendita di beni ed affrancazione di canoni	6	452	458	452	98,69
CATEGORIA XIV - Ammortamento di beni patrimoniali	-	890	890	890	100,00
CATEGORIA XV - Rimborso di anticipazioni e di crediti vari del tesoro	53	8	61	8	14,10
TOTALE ENTRATE FINALI	169.970	463.904	633.874	437.684	69,05

Tabella 8: Bilancio di cassa dello stato per il 2009 analisi, per categorie e titoli di bilancio, delle masse acquisibili e degli incassi al netto dei rimborsi iva

Va peraltro avvertito che i risultati differenziali espressi dal bilancio, soprattutto per la sua caratterizzazione di bilancio di "trasferimenti", costituiscono parametri idonei solo in parte a valutare la compatibilità dell'evoluzione degli aggregati reali dell'economia, in specie consumi ed investimenti (risparmio pubblico, indebitamento netto), nonché dei flussi finanziari ed in particolare del credito totale interno (saldo netto da finanziare e ricorso al mercato).

A tali fini i medesimi risultati differenziali rispondono infatti pienamente solo se riferiti all'intero settore pubblico e nel suo ambito al settore statale, inteso quest'ultimo come consolidato della gestione di cassa del bilancio statale e della tesoreria.

La gestione di tesoreria, infatti, quale intermediaria tra bilancio e destinatari delle somme dallo stesso trasferite, consente a questi ultimi per un verso di utilizzarle in relazione alle esigenze e, dall'altro, di far fronte anche ad occorrenze non considerate nel bilancio dell'anno.

La trattazione analitica delle principali componenti delle previsioni degli incassi e dei pagamenti statali per il 2009, ivi compresa la manovra di finanza pubblica da realizzare, nonché della loro integrazione con le operazioni di Tesoreria e della stima del complessivo fabbisogno "del bilancio e della tesoreria", verrà effettuata nella presente Relazione previsionale e programmatica per l'anno 2009.

In questa sede si ritiene utile presentare le tabelle di analisi, nelle quali si espongono le disaggregazioni per categorie delle previsioni 2009 delle somme acquisibili e dei relativi incassi, nonché quelle delle somme spendibili e dei corrispondenti pagamenti per categorie economiche.

In sede di impostazione delle previsioni in termini di cassa per l'anno 2009, si è tenuto conto, per i capitoli interessati, delle disponibilità esistenti sui conti di tesoreria, operando una riconsiderazione in senso riduttivo delle correlative appostazioni di bilancio in funzione dell'effettivo presumibile fabbisogno di pagamento e in coerenza anche con gli obiettivi dei flussi di cassa.

Tutto ciò è correlato all'esigenza sia di continuare lo "svuotamento" dei conti di tesoreria, al fine di ricondurre sotto controllo i flussi di cassa diretti verso soggetti esterni, sia di consentire una maggiore efficacia delle manovre correttive che dovranno adottarsi ai fini del rispetto dei parametri fissati per far parte dell'Unione Europea.

In questo senso le autorizzazioni di cassa iscritte in bilancio non possono essere considerate delle poste puramente contabili, ovvero il bilancio di cassa un semplice "derivato" di quello di competenza, bensì le stesse devono ritenersi uno strumento indispensabile per il "mantenimento" in bilancio, sotto forma di residui, delle somme che si prevede non verranno utilizzate e, in tal modo, porre le basi per un serio monitoraggio dell'evoluzione dei flussi di spesa.

In altre parole, il bilancio di cassa in tal modo diviene anche un valido strumento per lo svolgimento di una funzione regolatoria dei flussi di spesa, che si realizza mediante la previsione di "autorizzazioni di cassa" che costituiscono un limite alla facoltà delle Amministrazioni di effettuare pagamenti.

Pertanto, alle citate autorizzazioni - pur nei limiti derivanti dalla tecnica di valutazione dei residui presunti che unitamente alla competenza concorrono a formare la massa spendibile - è attribuibile, non solo una funzione giuridico - amministrativa e quindi di informativa sul volume dei pagamenti previsti dal bilancio statale, ma di fatto le stesse hanno acquisito una tale rilevanza da essere funzionali al raggiungimento degli obiettivi di finanza pubblica.

La citata Legge n. 94/97 ha ratificato questa "nuova funzione" delle richiamate autorizzazioni, attraverso l'istituzione del Fondo di riserva per l'integrazione delle autorizzazioni di cassa, che costituisce un vero e proprio strumento di controllo dei pagamenti. La stessa legge n. 94, peraltro, nel prevedere l'invio dei decreti di prelevamento dal predetto fondo alle competenti Commissioni parlamentari sancisce la volontà di monitorare anche a livello politico la dinamica dei flussi di spesa e conferma il ruolo di primaria importanza del bilancio di cassa.

3. IL DISEGNO DI LEGGE FINANZIARIA PER L'ANNO 2009

3.1. *LA STRUTTURA DELLA LEGGE FINANZIARIA*

Come è noto la scansione temporale del processo di bilancio stabilita dall'art.1-bis della legge n.468 del 1978 prevede nel 30 giugno la data di presentazione al Parlamento del Documento di Programmazione economica finanziaria (DPEF), nel 30 settembre la data di presentazione del disegno di legge di approvazione del bilancio a legislazione vigente e del disegno di legge finanziaria, nonché entro il 15 novembre quella di presentazione dei disegni di legge collegati alla manovra di finanza pubblica.

Le disposizioni recate dal disegno di legge finanziaria 2009 si collocano nel quadro finanziario programmatico perseguito con il decreto-legge n.112/2008, che prevede un sostanziale pareggio a partire dal 2011. Tale quadro è stato confermato con la nota di aggiornamento al DPEF anche se in termini nominali gli obiettivi sono stati rivisti lievemente al rialzo per effetto sia del più sfavorevole quadro macroeconomico che dell'aumento della spesa per interessi nel periodo 2009-2011, derivante dalla turbolenza dei mercati finanziari.

Pertanto, il disegno di legge finanziaria per l'anno 2009 non innova sostanzialmente il quadro normativo vigente. Esso, quindi, presenta un contenuto snello e, peraltro, strettamente attinente a quello previsto dalla citata legge 5 agosto 1978, n. 468.

Le uniche norme sostanziali sono da riferirsi alle risorse destinate ad agevolazioni fiscali, al rinnovo dei contratti pubblici ed alla sistemazione di partite previdenziali INPS, senza alcun aggravio di oneri o effetti peggiorativi sui saldi di finanza pubblica.

Il testo normativo della finanziaria si correla a specifiche tabelle secondo le disposizioni del comma 3 dell'art.11 della legge n. 468 del 1978.

In particolare, per quanto riguarda le tabelle allegate al disegno di legge finanziaria 2009 (in particolare C ed F), si rappresenta in primo luogo che i relativi stanziamenti a legislazione vigente, scontano sia le riduzioni lineari della tabella C disposte da specifiche disposizioni contenute nei decreti legge 27 maggio 2008, n. 93, 25 giugno 2008, n. 112 e 28 agosto 2008, n. 134, sia le riduzioni previste ai sensi dell'art. 60, commi 1 e 10, del medesimo decreto-legge n. 112 (rispettivamente in relazione ai tagli delle missioni di spesa ed alla decurtazione delle quote rese indisponibili ai sensi del comma 507 della legge 27 dicembre 2006, n. 296).

Peraltro, le limitate modifiche alla legislazione vigente apportate con le tabelle suddette si riferiscono a maggiori occorrenze di natura obbligatoria dell'Amministrazione, riconosciute per legge o correlate ad impegni assunti in sede internazionale, che non determinano effetti sotto il profilo dei saldi di finanza pubblica, essendo tali partite correlate a voci di spesa già incluse nei tendenziali di spesa.

Nelle tabelle del disegno di legge finanziaria 2009 sono altresì ricompresi gli effetti derivanti dalle rimodulazioni operate dalle amministrazioni, a seguito dell'ampliamento, previsto dal comma 3 del citato articolo 60, delle potenzialità della legge di bilancio nel modificare le dotazioni finanziarie di programmi all'interno delle singole missioni. Le autorizzazioni legislative, nei termini riportati nelle predette tabelle a seguito delle rimodulazioni, restano esposte in apposito allegato a ciascuno stato di previsione della spesa del disegno di legge di bilancio.

3.2. *EFFETTI SUL BILANCIO DELLO STATO DEL DISEGNO DI LEGGE FINANZIARIA*

3.2.1. COMPETENZA

Il progetto di bilancio per il 2009, redatto in termini di legislazione vigente integrata, acquisirà la sua configurazione di programma di gestione per il nuovo anno, finalizzato al raggiungimento degli obiettivi programmatici indicati nel Documento di Programmazione Economico Finanziaria e nella relativa nota di aggiornamento.

Come si evince dalla successiva Tabella n.9, la complessiva manovra di finanza pubblica proposta per il 2009 determina il livello del saldo netto da finanziare per il nuovo anno in 32.718 milioni di euro rispetto ai 33.495 milioni di euro del bilancio di competenza a legislazione vigente; corrispondentemente, il ricorso al mercato passa da 255.791 a 255.034 milioni di euro, al netto di milioni di euro 4.000 di ricorso all'indebitamento estero.

Il quadro complessivo delle previsioni integrate di bilancio per l'anno 2009 appena descritto, trova esposizione – limitatamente al fabbisogno finanziabile sul mercato interno e nei dati di spesa al netto delle regolazioni contabili, debitorie e dei rimborsi IVA (già illustrati nella precedente Tabella n. 1), nella successiva Tabella n.11, nella quale si opera altresì il raffronto con le corrispondenti previsioni assestate emendate 2008.

Le richiamate previsioni 2009 - comprensive degli effetti derivanti dal disegno di legge finanziaria - raffrontate con le previsioni a legislazione vigente integrate pongono in luce come il saldo netto da finanziare si riduce di 777 milioni di euro per effetto di determinazioni che hanno inciso in diminuzione sulle spese finali.

La successiva Tabella n. 10 concerne la copertura degli oneri correnti previsti dal disegno di legge finanziaria.

3.2.2. CASSA

Analogamente a quanto operato per il bilancio di competenza, anche per il bilancio di cassa si presenta nella Tabella n.12 un quadro di sintesi – al netto delle regolazioni contabili, debitorie e dei rimborsi IVA – degli effetti del nuovo disegno di legge finanziaria sulle autorizzazioni di incasso e di pagamento del bilancio 2009.

Nella Tabella n. 13 sono riportati gli effetti finanziari delle norme contenute nell'articolato della legge finanziaria 2009.

LEGGE FINANZIARIA 2009 (milioni di euro)		(A)
1) SALDO NETTO		-33.495
2) RIMBORSO PASSIVITA' FINANZIARIE		215.245
3) RICORSO AL MERCATO INTERNO (lordo regolazioni contabili)		255.791
4) MAGGIORI ACCANTONAMENTI NETTI RISPETTO A QUELLI		0
DEI FONDI GLOBALI DEL BILANCIO (TABELLE A E B)		
-DI PARTE CORRENTE	0	
-DI CONTO CAPITALE	0	
5) EFFETTI NETTI DELLE ALTRE TABELLE ALLEGATE AL		-235
DISEGNO DI LEGGE FINANZIARIA		
-TABELLA C	0	
-TABELLA D	-12	
-TABELLA E	12	
-TABELLA F	-235	
6)INTERVENTI NORMATIVI SPECIFICI DEL DISEGNO DI LEGGE		1.012
FINANZIARIA		
-ENTRATE	-416	
-SPESE	-1.428	
7)LIMITE MASSIMO DEL SALDO NETTO DA FINANZIARE		-32.718
8)LIMITE MASSIMO DEL RICORSO ALL'INDEBITAMENTO ESTERO		4.000
9)EFFETTI ARTICOLATO RIMBORSO PRESTITI		0
10)LIMITE MASSIMO DEL RICORSO AL MERCATO (al lordo regolazioni contabili e debitorie)		255.034

Tabella 9 : Legge Finanziaria 2009

COPERTURA LEGGE FINANZIARIA	2009	2010	2011
	(importi in milioni di Euro)		
1) ONERI DI NATURA CORRENTE			
Nuove o maggiori spese correnti			
Articolato:	5.458	5.235	5.234
Minori entrate			
Articolato:	507	314	181
Totale oneri da coprire	5.965	5.549	5.415
2) MEZZI DI COPERTURA			
Nuove o maggiori entrate			
Articolato:	91	10	0
Riduzione spese correnti			
Articolato:	6.886	7.113	7.304
Tabella E	12	0	0
Totale mezzi di copertura	6.989	7.123	7.304
Differenza	**1.024**	**1.574**	**1.889**

Tabella 10: Copertura Legge Finanziaria

BILANCIO DELLO STATO : REGOLAZIONI CONTABILI E DEBITORIE						
	Assestato emendato 2008		Iniziali 2009		2010	2011
(in milioni di euro)	Competenza	Cassa	Competenza	Cassa	Competenza	Competenza
ENTRATE	**28.400**	**28.400**	**33.800**	**33.800**	**33.800**	**33.800**
Rimborsi Iva	28.400	28.400	33.800	33.800	33.800	33.800
Anticipo concessionari	0	0	0	0	0	0
Trt.III-F.Amm.ti titoli di Stato	0	0	0	0	0	0
SPESA CORRENTE	**33.440**	**33.440**	**37.150**	**37.150**	**37.060**	**36.950**
Rimborsi Iva (compresi i pregressi)	28.400	28.400	33.800	33.800	33.800	33.800
Spese di giustizia	0	0	0	0	0	0
Debiti pregressi Poligrafico dello Stato	138	138	200	200	110	0
Anticipo concessionari	0	0	0	0	0	0
FSN-saldo IRAP	830	830	0	0	0	0
Rimborso imposte dirette pregresse	3.150	3.150	3.150	3.150	3.150	3.150
Entrate erariali Sicilia e Sardegna	922	922	0	0	0	0
SPESA IN CONTO CAPITALE	**3.700**	**5.991**	**3.700**	**3.700**	**0**	**0**
Disavanzi USL	0	2.291	0	0	0	0
F.do globale	0	0	0	0	0	0
Rimborsi IVA Autovetture	3.700	3.700	3.700	3.700	0	0
TOTALE SPESA	**37.140**	**39.431**	**40.850**	**40.850**	**37.060**	**36.950**
Tabella C - FSN - IRAP 2003			20	20		
TOTALE SPESA CON LEGGE FINANZIARIA	**37.140**	**39.431**	**40.870**	**40.870**	**37.060**	**36.950**

Tabella 10 bis: Bilancio dello stato : regolazioni contabili e debitorie

Bilancio dello Stato - Quadro di sintesi previsioni 2009 - Competenza (al netto delle regolazioni contabili e debitorie)												
(in milioni di euro)	Assestato emendato 2008	D.L. 112/2008	Ass.To + DL 112/2008	DLB 2009	Legge finanziaria 2009							Bilancio integrato 2009
					Articolato	Tab. A e B	Tab. C	Tab. D	Tab. E	Tab. F	Totale	
ENTRATE												
Tributarie	423.191	1.533	424.724	433.680	-507						-507	433.173
Extratributarie	30 876	170	31 046	28 874	91						91	28 965
Alien. e amm.to, ecc.	3 365	0	3.365	1.350	0						0	1.350
ENTRATE FINALI	457 432	1.703	459 135	463 904	-416						-416	463 488
SPESE												
Spese correnti (netto interessi)	365.798	1.120	366 918	369 445	-1 428	0	0		-12		-1 440	368 005
Interessi	85 434	0	85.434	81.320	0						0	81.320
Spese Conto Capitale	62 398	43	62 441	46 634	0	0	0	12	0	235	247	46 881
SPESE FINALI	513 630	1 163	514.793	497.399	-1 428	0	0	12	-12	235	-1.193	496 206
Rimborso prestiti	191.188	0	191.188	215.245	0						0	215.245
Risparmio pubblico	2 835	583	3.418	11.789	1.012	0	0	0	12	0	1.024	12.813
Saldo netto da finanziare	-56.198	540	-55.658	-33.495	1.012	0	0	-12	12	-235	777	-32.718
Ricorso al mercato	256.126	-540	255.586	255.791	-1.012	0	20	12	-12	235	-757	255.034

Tabella 11 : Bilancio dello Stato - Quadro di sintesi previsioni 2009 - Competenza (al netto delle regolazioni contabili e debitorie)

Bilancio dello Stato - Quadro di sintesi previsioni 2010 - Competenza
(al netto delle regolazioni contabili e debitorie)

(in milioni di euro)	DLB 2010	Legge finanziaria							Bilancio integrato 2010
		Articolato	Tab. A e B	Tab. C	Tab. D	Tab. E	Tab. F	Totale	
ENTRATE									
Tributarie	450 692	-314						-314	450.378
Extratributarie	25 284	10						10	25.294
Alien. e amm.to, ecc.	984	0						0	984
ENTRATE FINALI	476 960	-304						-304	476.656
SPESE									
Spese correnti (netto interessi)	370.071	-1.878	0	0		0		-1.878	368.193
Interessi	86.191	0						0	86.191
Spese Conto Capitale	40.222	0	0	0	1.000	0	305	1.305	41.527
SPESE FINALI	496.484	-1.878	0	0	1.000	0	305	-573	495.911
Rimborso prestiti	217.793	0						0	217.793
Risparmio pubblico	19.714	1.574	0	0	0	0	0	1.574	21.288
Saldo netto da finanziare	-19.524	1.574	0	0	-1.000	0	-305	269	-19.255
Ricorso al mercato	240.577	-1.574	0	0	1.000	0	305	-269	240.308

Tabella 11/bis: Bilancio dello stato - quadro di sintesi previsioni 2010 - competenza (al netto delle regolazioni contabili e debitorie)

Bilancio dello Stato - Quadro di sintesi previsioni 2011 - Competenza (al netto delle regolazioni contabili e debitorie)									
	DLB 2011	Legge finanziaria							Bilancio integrato 2011
(in milioni di euro)		Articolato	Tab. A e B	Tab. C	Tab. D	Tab. E	Tab. F	Totale	
ENTRATE									
Tributarie	464.646	-181						-181	464.465
Extratributarie	25.713	0						0	25.713
Alien. e amm.to, ecc.	994	0						0	994
ENTRATE FINALI	491.353	-181						-181	491.172
SPESE									
Spese correnti (netto interessi)	370.534	-2.070	0	0		0		-2.070	368.464
Interessi	91.112	0						0	91.112
Spese Conto Capitale	30.183	0	0	0	6.271	0	305	6.576	36.759
SPESE FINALI	491.829	-2.070	0	0	6.271	0	305	4.506	496.335
Rimborso prestiti	212.964	0						0	212.964
Risparmio pubblico	28.714	1.889	0	0	0	0	0	1.889	30.603
Saldo netto da finanziare	-476	1.889	0	0	-6.271	0	-305	-4.687	-5.163
Ricorso al mercato	216.590	-1.889	0	0	6.271	0	305	4.687	221.277

Tabella 11/TER : Bilancio dello Stato - Quadro di sintesi previsioni 2011 - Competenza (al netto delle regolazioni contabili e debitorie)

Bilancio dello Stato - Quadro di sintesi previsioni 2009 - Cassa (al netto delle regolazioni contabili e debitorie)													
(in milioni di euro)	Assestato emendato 2008	D.L. 112/2008	Ass.To + Dl 112/2008	DLB 2009	Legge finanziaria 2009								Bilancio integrato 2009
					Articolato	Tab. A e B	Tab. C	Tab. D	Tab. E	Tab. F	Totale		
ENTRATE													
Tributarie	403 915	1.533	405 448	414.058	-507						-507		413.551
Extratributarie	23 910	170	24.080	22 276	91						91		22.367
Alien. e amm.to, ecc.	3.365	0	3.365	1.350	0						0		1 350
ENTRATE FINALI	431.190	1.703	432 893	437.684	-416						-416		437 268
SPESE													
Spese correnti (netto interessi)	380.113	1.120	381.233	386.363	-1 428	0	0		-12		-1 440		384 923
Interessi	85 475	0	85 475	81.329	0						0		81.329
Spese Conto Capitale	67.364	43	67 407	49.750	0	0	0	12	0	235	247		49.997
SPESE FINALI	532.952	1.163	534 115	517 442	-1 428	0	0	12	-12	235	-1.193		516 249
Rimborso prestiti	191 189	0	0	215 250	0						0		215 250
Risparmio pubblico	-37.763	583	-37.180	-31.358	1.012	0	0	0	12	0	1.024		-30.334
Saldo netto da finanziare	-101.762	540	-101.222	-79.758	1.012	0	0	-12	12	-235	777		-78.981
Ricorso al mercato	303.982	-540	303.442	302.058	-1.012	0	20	12	-12	235	-757		301.301

Tabella 12 : Bilancio dello Stato - Quadro di sintesi previsioni 2009 - Cassa (al netto delle regolazioni contabili e debitorie)

LEGGE FINANZIARIA 2009 - ARTICOLATO: EFFETTI SUI SALDI DI FINANZA PUBBLICA											
Art.	Co.	A) INTERVENTI IN MATERIA DI ENTRATE	Saldo netto da finanziare			Fabbisogno			Indebitamento netto P.A.		
			2009	2010	2011	2009	2010	2011	2009	2010	2011
		A) MINORI ENTRATE	506,6	313,6	181,4	924,5	530,8	396,9	924,5	530,8	396,9
2	1	Aliquota Irap agricoltura	0,0	0,0	0,0	285,0	177,4	166,7	285,0	177,4	166,7
2	2	esonero contributivo pesca	0,0	0,0	0,0	40,8	48,3	48,3	40,8	48,3	48,3
2	2	agevolazioni IRE/IRES pesca	0,0	30,6	17,5	0,0	30,6	17,5	0,0	30,6	17,5
2	3	Compensazioni contributi al SSN autotrasportatori	0,0	0,0	0,0	72,6	0,0	0,0	72,6	0,0	0,0
2	4	Deduzione forfetaria autotrasporto IRPEF	101,0	-43,0	0,0	101,0	-43,0	0,0	101,0	-43,0	0,0
2	4	Deduzione forfetaria autotrasporto IRAP	0,0	0,0	0,0	19,0	-9,0	0,0	19,0	-9,0	0,0
2	5	Detrazione per autoformazione da parte di docenti	0,0	73,5	-31,5	0,0	73,5	-31,5	0,0	73,5	-31,5
2	6	Detrazione asili nido	35,0	20,0	20,0	35,0	20,0	20,0	35,0	20,0	20,0
2	6	Asili nido addizionale regionale	0,0	0,0	0,0	0,4	0,4	0,4	0,4	0,4	0,4
2	6	Asili nido addizionale comunale	0,0	0,0	0,0	0,1	0,1	0,1	0,1	0,1	0,1
2	7	Detrazione abbonamenti trasporto pubblico locale IRPEF	0,0	163,0	-70,0	0,0	163,0	-70,0	0,0	163,0	-70,0
2	8	Agevolazioni tributarie a favore della proprietà coltivatrice	163,0	0,0	0,0	163,0	0,0	0,0	163,0	0,0	0,0
2	9	esenzione imposte terremoto Belice	2,0	0,0	0,0	2,0	0,0	0,0	2,0	0,0	0,0
2	10	proroga agevolazioni per il riordino IPAB	2,0	0,0	0,0	2,0	0,0	0,0	2,0	0,0	0,0
2	11	riduzione aliquota accisa gas metano ad usi industriali	60,0	32,0	44,0	60,0	32,0	44,0	60,0	32,0	44,0
2	12	Accisa Gasolio GPL riscaldamento zone montane	51,9	43,6	47,2	51,9	43,6	47,2	51,9	43,6	47,2
2	13	Agevolazioni su gasolio e gpl per riscaldamento impiegato nelle frazioni parzialmente non metanizzate-zona climatica E	18,1	-2,9	1,2	18,1	-2,9	1,2	18,1	-2,9	1,2
2	14	Esenzione accise gasolio riscaldamento serra	23,1	-12,7	5,5	23,1	-12,7	5,5	23,1	-12,7	5,5
2	15	Ristrutturazione edilizia	0,0	0,0	147,5	0,0	0,0	147,5	0,0	0,0	147,5
2	17	Autotrasporto-Indennità e deduzione forfetaria trasferte	25,0	5,0	0,0	25,0	5,0	0,0	25,0	5,0	0,0
2	18	Autotrasporto- esclusione straordinario dal reddito imponibile	25,5	4,5	0,0	25,5	4,5	0,0	25,5	4,5	0,0
		B) MAGGIORI ENTRATE	90,5	9,5	0,0	90,5	9,5	0,0	90,5	9,5	0,0
2	21	Copertura art. 2 commi 17-18-19	90,5	9,5	0,0	90,5	9,5	0,0	90,5	9,5	0,0
		TOTALE ENTRATE	-416,1	-304,1	-181,4	-834,0	-521,3	-396,9	-834,0	-521,3	-396,9

Tabella 13 : Legge finanziaria 2009 - articolato: effetti sui saldi di finanza pubblica (importi in milioni di euro)

Articolato											
			Saldo netto da finanziare			Fabbisogno			Indebitamento netto P.A.		
Art.	Co.	B) INTERVENTI IN MATERIA DI SPESA	2009	2010	2011	2009	2010	2011	2009	2010	2011
		MINORI SPESE CORRENTI	6.886,2	7.113,3	7.303,9	897,7	562,8	438,4	897,7	562,8	438,4
2	16	Riduzione Fondo proroga agevolazioni fiscali art 63 c.8 DL 112/08	897,7	500,0	438,4	897,7	500,0	438,4	897,7	500,0	438,4
2	16	Riduzione Fondo (ISPE)art 63 c.10 DL 112/08	0,0	62,8	0,0	0,0	62,8	0,0	0,0	62,8	0,0
2	23	Adeguamento ISTAT	936,5	936,5	936,5	0,0	0,0	0,0	0,0	0,0	0,0
2	25	Incrementi assegni nuclei familiari	782,0	782,0	782,0	0,0	0,0	0,0	0,0	0,0	0,0
2	25	Incremento indennità di disoccupazione ordinaria non agricola	405,0	405,0	405,0	0,0	0,0	0,0	0,0	0,0	0,0
2	25	Trattamenti di disoccupazione non agricola a requisiti interi	656,0	692,0	707,0	0,0	0,0	0,0	0,0	0,0	0,0
2	25	Trattamenti di disoccupazione non agricola a requisiti ridotti	185,0	193,0	200,0	0,0	0,0	0,0	0,0	0,0	0,0
2	25	Indicizzazione meccanismo tetti	2,0	3,0	4,0	0,0	0,0	0,0	0,0	0,0	0,0
2	25	Soppressione contributo aggiuntivo ore di straordinario	175,0	180,0	185,0	0,0	0,0	0,0	0,0	0,0	0,0
2	25	Incrementi assegni nuclei familiari	24,0	24,0	24,0	0,0	0,0	0,0	0,0	0,0	0,0
2	25	revisione requisiti di accesso al pensionamento anticipato	203,0	715,0	1 007,0	0,0	0,0	0,0	0,0	0,0	0,0
2	25	Abolizione divieto di cumulo tra pensione anticipata e redditi di lavoro	380,0	380,0	380,0	0,0	0,0	0,0	0,0	0,0	0,0
2	31	Riduzione Fondo (ISPE) art 63 c.10 DL 112/08	2.240,0	2 240,0	2 240,0	0,0	0,0	0,0	0,0	0,0	0,0
		TOTALE MINORI SPESE	6.886,2	7.113,3	7.303,9	897,7	562,8	438,4	897,7	562,8	438,4
		MAGGIORI SPESE CORRENTI	5.458,1	5.235,2	5.233,5	63,7	41,5	41,5	63,7	41,5	41,5
2	1	Aliquota Irap agricoltura	285,0	177,4	166,7	0,0	0,0	0,0	0,0	0,0	0,0
2	2	esonero contributivo pesca	40,8	48,3	48,3	0,0	0,0	0,0	0,0	0,0	0,0
2	2	Credito d'imposta pesca	14,6	17,3	17,3	14,6	17,3	17,3	14,6	17,3	17,3
2	3	Compensazioni contributi al SSN autotrasportatori	72,6	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
2	4	Deduzione forfetaria autotrasporto IRAP	19,0	9,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
2	6	Asili nido addizionale regionale	0,4	0,4	0,4	0,0	0,0	0,0	0,0	0,0	0,0
2	6	Asili nido addizionale comunale	0,1	0,1	0,1	0,0	0,0	0,0	0,0	0,0	0,0
2	12	Crediti d'imposta riscaldamento biomasse	9,1	24,2	24,2	9,1	24,2	24,2	9,1	24,2	24,2
2	19	Autotrasporto-credito imposta per tassa automobilistica	40,0	0,0	0,0	40,0	0,0	0,0	40,0	0,0	0,0
2	22	Adeguamento ISTAT	936,5	936,5	936,5	0,0	0,0	0,0	0,0	0,0	0,0
2	26	Gestione invalidi civili	1 800,0	1 800,0	1 800,0	0,0	0,0	0,0	0,0	0,0	0,0
2	27 28-29	Fondo contratti	2 240,0	2 240,0	2 240,0	0,0	0,0	0,0	0,0	0,0	0,0
		TOTALE MAGGIORI SPESE	5.458,1	5.235,2	5.233,5	63,7	41,5	41,5	63,7	41,5	41,5
		TOTALE GENERALE	-1.428,1	-1.878,1	-2.070,4	-834,0	-521,3	-396,9	-834,0	-521,3	-396,9
			Saldo netto da finanziare			Fabbisogno			Indebitamento netto P.A.		
		Effetti finanziari	2009	2010	2011	2009	2010	2011	2009	2010	2011
		TABELLE	235,0	1.305,0	6.576,2	0,0	0,0	0,0	0,0	0,0	0,0
		Tab D	12,0	1 000,0	6.271,2	12,0	0,0	0,0	12,0	0,0	0,0
		Tab E	-12,0	0,0	0,0	-12,0	0,0	0,0	-12,0	0,0	0,0
		Tab F	235,0	305,0	305,0	0,0	0,0	0,0	0,0	0,0	0,0

Tabella 13 segue : Articolato

4. I SALDI DI FINANZA PUBBLICA PER GLI ANNI 2008 E 2009

4.1. *LA FINANZA PUBBLICA NEGLI ANNI 2008 E 2009*

Nel Documento di Programmazione Economico Finanziaria per gli anni 2009-2013 sono state indicate le stime dell'indebitamento delle Pubbliche Amministrazioni per gli anni 2008 e 2009 pari rispettivamente al 2,5 per cento e al 2,0 per cento del PIL.

Nel mese di settembre è stata presentata apposita Nota di aggiornamento del predetto Documento di programmazione per la revisione delle stime dovuta ai seguenti fattori:

- un indebolimento delle prospettive di crescita dell'economia italiana dovute alla attuale crisi economico-finanziaria dei mercati;
- una più puntuale ripartizione della manovra attuata con il Decreto-legge n. 112 del 2008 tra le diverse componenti di entrata e spesa del conto consolidato delle Pubbliche Amministrazioni;
- le modifiche alla manovra introdotte in sede di conversione del citato decreto-legge;
- la revisione delle stime 2008 in seguito sia all'andamento del gettito fiscale registrato a tutto il mese di agosto sia alle risultanze dell'attività di monitoraggio dei conti pubblici,
- le variazioni dei tassi di interesse dovute all'attuale crisi dei mercati.

La revisione per l'anno 2008 ha sostanzialmente confermato la previsione contenuta nel DPEF, quale effetto di minori entrate finali per circa 700 milioni di euro e di maggiori spese per interessi per 1.300 milioni di euro, compensate in parte da minori spese finali (al netto degli interessi) per circa 1.500 milioni di euro.

Per l'anno 2009 l'indebitamento tendenziale al netto degli effetti del Decreto-legge n.112/2008 è previsto attestarsi al 2,6 per cento del PIL: il Governo ha, pertanto, deciso di adottare con il citato Decreto-legge una manovra correttiva triennale in grado di conseguire nel 2011 un deficit prossimo al pareggio, concentrando in tal modo in un'unica sessione di bilancio le misure necessarie al rispetto del percorso di rientro concordato a livello comunitario.

Le misure adottate consentiranno di ridurre l'incidenza della spesa primaria sul PIL dal 44,1 per cento del 2007 al 41,7 per cento nel 2013, mentre la pressione fiscale è prevista ridursi dal 43,3 per cento del 2007 al 42,8 per cento del 2013.

La manovra finanziaria per il triennio 2009-2011 prevede interventi strutturali per la riduzione del deficit pari, a fine periodo, al 2,1 per cento del PIL e misure per lo sviluppo economico e sociale del Paese, pari allo 0,3 per cento del PIL.

Per quel che riguarda gli interventi di riduzione del deficit, pari come detto a 2,1 punti percentuali di PIL, si ricordano, dal lato delle entrate, quelli concernenti:

- l'istituzione di una addizionale IRES per il settore energetico per circa 1.050 milioni di euro a regime;
- l'istituzione di una imposta sostitutiva sulle rimanenze finali delle imprese operanti nei settori del gas e dei prodotti petroliferi per circa 250 milioni di euro;
- la revisione dei criteri di determinazione della base imponibile per le società operanti nei settori del credito e delle assicurazioni, per un importo a regime dell'ordine di 2.300 milioni di euro;

- il potenziamento dell'attività di controllo e di contrasto all'evasione che dovrebbe assicurare un livello di introiti non inferiore ai 2.000 milioni di euro a decorrere dal 2011;

mentre le misure di riduzione della spesa riguardano principalmente:

- la riduzione delle missioni di spesa del bilancio dello Stato per circa 15 miliardi di euro a regime;
- interventi di contenimento nel settore del pubblico impiego per circa 1.900 milioni di euro a decorrere dal 2011;
- la revisione del Patto di stabilità interno per gli Enti territoriali, con risparmi attesi per circa 9.500 milioni di euro dal 2011;
- misure di contenimento e razionalizzazione per il settore sanitario per circa 3.350 milioni di euro.

Tra gli interventi per il rilancio dell'economia e la protezione delle fasce più deboli della popolazione si ricordano:

- la previsione delle risorse contrattuali destinate al rinnovo dei contratti del pubblico impiego, per un importo al netto dei contributi e dell'IRE per circa 2.000 milioni di euro;
- il rifinanziamento del Fondo per l'occupazione per 700 milioni di euro;
- la proroga di una serie di agevolazioni fiscali per 900 milioni di euro per l'anno 2009 e 500 milioni a decorrere dall'anno 2010;
- l'abolizione del ticket sulle prestazioni diagnostiche per 850 milioni di euro;
- il finanziamento del Fondo per gli interventi strutturali per un importo pari a 600 milioni di euro annui;
- trasferimenti ad Enti e società pubbliche per circa 450 milioni annui.

Nelle tabelle dal numero 14 al 16/bis sono riportati: la manovra di finanza pubblica, il conto consolidato delle Pubbliche Amministrazioni per gli anni 2007-2013, il conto consolidato del settore statale per gli stessi anni e la tabella riepilogativa delle misure una tantum relative al periodo 2002-2013.

MANOVRA DI FINANZA PUBBLICA 2009-2011 in milioni di euro		2008	2009	2010	2011
A) Misure per la riduzione del deficit	a=a 1+a 2	2 576	17 097	22 962	36 727
% PIL		0,2	1	1,4	2,1
a 1) Maggiori entrate	a 1	2 240	5 765	5 516	6 103
- Addizionale IRES settore energetico		0	1 670	839	839
- Addizionale IRES sul consolidato		0	480	240	240
- IRES: deducibilità interessi passivi per assicurazioni e banche		871	875	1 634	1 436
- Deducibilità della variazione della riserva sinistri		193	186	179	173
- Acconti imposta di bollo e imposta sulle assicurazioni		133	635	466	0
- Svalutazione dei crediti e accantonamenti per rischi su crediti		582	611	643	678
- Valutazione rimanenze imprese operanti settore petrolifero e del gas		0	237	244	252
- Sviluppo attività di controllo		0	0	0	610
- Contrasto alle frodi in materia di IVA, contrasto all'evasione fiscale, altri interventi		50	533	793	1 343
- Altri interventi minori		419	554	478	532
a 2) Minori spese	a 2	329	11.332	17 446	30.624
% PIL		0	0,7	1	1,8
- Pubblico impiego		20	829	1 336	1 874
- Riduzione missioni di spesa del bilancio statale		0	5 449	7 148	14 902
- Patto di Stabilità interno		0	3 410	5 480	9 480
- Riduzione spesa sanitaria		0	353	2 355	3 345
- Riduzione Fondo ISPE		168	486	399	439
- Altri interventi minori		141	783	732	585
B) Interventi per lo sviluppo	b=b.1+b.2	2 239	7 204	5.825	5 802
% PIL		0,1	0.4	0,3	0,3
b 1) Minori entrate	b 1	337	703	55	80
- Fondo proroga agevolazioni fiscali		0	900	500	500
- Detraibilità IVA prestazioni alberghiere e somministrazioni di alimenti e bevande		168	147	-80	17
- Altri interventi minori		169	344	365	403
b 2) Maggiori spese	b 2	1 902	6 501	5.770	5 722
- Pubblico impiego		0	1 984	1 984	1 984
- Fondo per l'occupazione		0	700	0	0
- Abolizione ticket prestazioni diagnostiche		0	834	834	834
- Previdenza		0	430	415	420
- Fondo interventi strutturali		669	599	635	603
- Enti e società pubbliche		613	453	453	450
- Altri interventi minori		620	1 521	1 469	1.431
C) Manovra netta	c=a-b	337	9 893	17.137	30 925
% PIL		0	0,6	1	1,8
Effetto manovra sul Saldo primario	c	337	9 893	17.137	30 925
Saldo primario tendenziale DPEF 2009-2013 - aggiornato	d	41 093	39 769	48.157	49 958
Saldo primario programmatico	f=d+c	41 430	49 662	65.294	80.883
Interessi programmatici	g	81.133	83 732	85.355	86.667
Indebitamento netto programmatico	h=f-g	-39.703	-34.070	-20.061	-5 785
% PIL		-2,5	-2,1	-1,2	-0,3
PIL		1 594 560	1 640 242	1.687.885	1 741.254

Tabella 14: Manovra di finanza pubblica 2009-2011

CONTO ECONOMICO DELLA PUBBLICA AMMINISTRAZIONE A LEGISLAZIONE VIGENTE.Consuntivo 2007 e previsioni anni 2008-2013														
In milioni di euro	2007	% PIL	2008	% PIL	2009	% PIL	2010	% PIL	2011	% PIL	2012	% PIL	2013	% PIL
ENTRATE														
Totale entrate tributarie	459 888	29,9	466.557	29,3	481.101	29,3	499.083	29,6	513 921	29,5	530.826	29,5	548.503	29,4
Imposte dirette	*233.660*	*15,2*	*246 957*	*15,5*	*253 697*	*15,5*	*266.411*	*15,8*	*276 635*	*15,9*	*287.441*	*16*	*298.114*	*16*
Imposte indirette	*225 978*	*14,7*	*219 368*	*13,8*	*227 172*	*13,8*	*232 440*	*13,8*	*237 054*	*13,6*	*243 153*	*13,5*	*250 157*	*13,4*
Imposte in c/capitale	*300*	*0*	*232*	*0*	*232*	*0*	*232*	*0*	*232*	*0*	*232*	*0*	*232*	*0*
Contributi sociali	204.772	13,3	215.438	13,5	223 874	13,6	230 180	13,6	236.410	13,6	242.201	13,5	249.107	13,4
Contributi effettivi	*200 911*	*13,1*	*211 468*	*13,3*	*219 799*	*13,4*	*226 034*	*13,4*	*232 185*	*13,3*	*237 900*	*13,2*	*244 727*	*13,1*
Contributi figurativi	*3 861*	*0,3*	*3 970*	*0,2*	*4 075*	*0,2*	*4 146*	*0,2*	*4 225*	*0,2*	*4 301*	*0,2*	*4 380*	*0,2*
Altre entrate correnti	55 272	3,6	57.118	3,6	58 202	3,5	59.548	3,5	61.124	3,5	63 024	3,5	64 348	3,5
Totale entrate correnti	**719.632**	**46,9**	**738.881**	**46,3**	**762.945**	**46,5**	**788.579**	**46,7**	**811.223**	**46,6**	**835.819**	**46,4**	**861.726**	**46,3**
Entrate in conto capitale	**4.314**	**0,3**	**5.357**	**0,3**	**4.709**	**0,3**	**5.738**	**0,3**	**5.775**	**0,3**	**5.324**	**0,3**	**5.365**	**0,3**
Totale entrate finali	**724.246**	**47,2**	**744.470**	**46,7**	**767.886**	**46,8**	**794.549**	**47,1**	**817.230**	**46,9**	**841.375**	**46,7**	**867.323**	**46,6**
p.m. Pressione fiscale	**43,3**		**42,8**		**43**		**43,2**		**43,1**		**42,9**		**42,8**	
SPESE														
Redditi da lavoro dipendente	164.645	10,7	174.494	10,9	177,790	10,8	179 500	10,6	181 433	10,4	184 065	10,2	187 057	10
Consumi intermedi	121.460	7,9	128.048	8	128.493	7,8	129 672	7,7	130.531	7,5	135 643	7,5	140.354	7,5
Prestazioni sociali	265.284	17,3	278.340	17,5	287 450	17,5	298 370	17,7	308.940	17,7	318 950	17,7	331.280	17,8
Pensioni	*214 991*	*14*	*223 810*	*14*	*233 240*	*14,2*	*242.780*	*14,4*	*250 790*	*14,4*	*259 280*	*14,4*	*269 070*	*14,4*
Altre prestazioni sociali	*50 293*	*3,3*	*54 530*	*3,4*	*54 210*	*3,3*	*55 590*	*3,3*	*58 150*	*3,3*	*59 670*	*3,3*	*62.210*	*3,3*
Altre spese correnti al netto di interessi	56 817	3,7	59.277	3,7	60.185	3,7	59 769	3,5	59 719	3,4	60.346	3,4	60.963	3,3
Totale spese correnti al netto interessi	**608.206**	**39,6**	**640.159**	**40,1**	**653.918**	**39,9**	**667.311**	**39,5**	**680.623**	**39,1**	**699.004**	**38,8**	**719.654**	**38,6**
Interessi passivi	76.726	5	81.133	5,1	83.732	5,1	85.355	5,1	86.667	5	88 094	4,9	89.589	4,8
Totale spese correnti	**684.932**	**44,6**	**721.292**	**45,2**	**737.650**	**45**	**752 666**	**44,6**	**767.290**	**44,1**	**787.098**	**43,7**	**809.243**	**43,4**
Spesa sanitaria	*102 290*	*6,7*	*110 478*	*6,9*	*113 284*	*6,9*	*115 436*	*6,8*	*119 085*	*6,8*	*123 185*	*6,8*	*127 945*	*6,9*
Totale spese in conto capitale	**68.493**	**4,5**	**62.881**	**3,9**	**64.306**	**3,9**	**61.944**	**3,7**	**55.725**	**3,7**	**56 588**	**3,1**	**57.218**	**3,1**
Investimenti fissi lordi	*36 134*	*2,4*	*37 690*	*2,4*	*37 672*	*2,3*	*37 244*	*2,2*	*36 568*	*2,1*	*37 399*	*2,1*	*37 943*	*2*
Contributi in conto capitale	*24 769*	*1,6*	*22.952*	*1,4*	*23 549*	*1,4*	*21.177*	*1,3*	*16 343*	*0,9*	*16 244*	*0,9*	*16 515*	*0,9*
Altri trasferimenti	*7 590*	*0,5*	*2 239*	*0,1*	*3 085*	*0,2*	*3 523*	*0,2*	*2 814*	*0,2*	*2.945*	*0,2*	*2.760*	*0,1*
Totale spese finali al netto di interessi	**676.699**	**44,1**	**703.040**	**44,1**	**718.224**	**43,8**	**729.255**	**43,2**	**736.348**	**42,3**	**755.592**	**42**	**776.872**	**41,7**
Totale spese finali	**753.425**	**49,1**	**784.173**	**49,2**	**801.956**	**48,9**	**814.610**	**48,3**	**823 015**	**47,3**	**843.686**	**46,9**	**866.461**	**46,5**
SALDI														
Saldo di parte corrente	**34.700**	**2,3**	**17.589**	**1,1**	**25.295**	**1,5**	**35.913**	**2,1**	**43.933**	**2,5**	**48.721**	**2,7**	**52.483**	**2,8**
Indebitamento netto	**-29.179**	**-1,9**	**-39.703**	**-2,5**	**-34.070**	**-2,1**	**-20.061**	**-1,2**	**-5.785**	**-0,3**	**-2.311**	**-0,1**	**862**	**0**
PIL nominale	**1.535.541**		**1.594.560**		**1.640.242**		**1.687.885**		**1.741.254**		**1 800.558**		**1.863.041**	
Avanzo primario	**47.547**	**3,1**	**41.430**	**2,6**	**49.662**	**3**	**65.294**	**3,9**	**80.882**	**4,6**	**85.783**	**4,8**	**90.451**	**4,9**

Tabella 15 : Conto economico della pubblica amministrazione a legislazione vigente.consuntivo 2007 e previsioni anni 2008-2013

TABELLA 16: SETTORE STATALE. Conto consolidato di cassa. Consuntivo 2007 e previsioni anni 2008-2013							
In milioni di euro	2007	2008	2009	2010	2011	2012	2013
Entrate correnti	**502.448**	**517.296**	**528.745**	**543.605**	**558.317**	**571.670**	**585.159**
Tributarie	416.331	428 100	439 948	453 012	466.577	478 912	492.139
Imposte dirette	*224 079*	*236 306*	*241 499*	*250 971*	*259 252*	*267 568*	*275 976*
Imposte indirette	*192 252*	*191.794*	*198 449*	*202 040*	*207 325*	*211 344*	*216 163*
Addizionale IRE - Quota regionale IRAP	47.228	46 508	46 700	48 049	48 700	50 800	51 400
Proventi speciali	792	842	871	880	871	871	871
Vendita di beni e servizi	4 410	5 298	5.523	5 578	5 468	5 468	5 468
Redditi da capitale	4 293	4 512	4.093	4 134	4.093	4 093	3.793
Poste correttive e compensative delle spese	8 810	6 998	6 941	7 041	7.522	7.561	7.561
di cui interessi attivi	*3 395*	*2 100*	*2 122*	*2 175*	*2 075*	*2 114*	*2 114*
Trasferimenti correnti	19 998	24 033	23 290	23 722	23 893	22 993	22 993
da Enti territoriali	*59*	*60*	*69*	*69*	*59*	*59*	*59*
da Enti di Previdenza	*4 643*	*6 502*	*6 729*	*6 796*	*6 609*	*6 609*	*6 609*
da UE	*10.189*	*10 994*	*10 804*	*11.112*	*11.704*	*10 804*	*10.804*
Altre entrate correnti	586	1 005	1.379	1.190	1.193	972	934
Entrate in conto capitale	**544**	**612**	**619**	**624**	**605**	**605**	**605**
Entrate Finali	**502.992**	**517.908**	**529.364**	**544.229**	**558.922**	**572.275**	**585.764**
Spese correnti	**489.865**	**513.197**	**512.318**	**517.056**	**513.443**	**521.854**	**531.889**
Redditi da lavoro dipendente	83 085	90 989	94 924	96.491	97 679	98 786	100.491
IRAP	4 574	5.508	5 575	5.589	5 630	5 700	5 800
Consumi intermedi	13 438	14 003	11 607	10 674	5 866	6 566	6 866
Trasferimenti correnti	274 838	280 010	281.510	281 244	279 504	283 969	289 709
• *Pubbliche Amministrazioni*	*246 922*	*250.247*	*250 490*	*250 640*	*248 688*	*252 238*	*257.178*
o *Enti di Previdenza*	*77.539*	*77 000*	*79 488*	*81 387*	*82 429*	*84 329*	*86 229*
o Enti territoriali	*138 325*	*146 111*	*144 057*	*142 426*	*139 551*	*141 201*	*143.451*
• *società servizi pubblici*	*4 164*	*3 713*	*3 724*	*3 720*	*3 610*	*3 610*	*3 610*
o *Poste*	*95*	*844*	*850*	*500*	*400*	*400*	*400*
o *Ferrovie*	*3 255*	*1 856*	*1 850*	*2 050*	*2 050*	*2 050*	*2 050*
• *imprese*	*3 119*	*3 912*	*4 297*	*3 636*	*3 495*	*3 510*	*3 710*
• *Famiglie e ISP*	*4 290*	*5 288*	*5 980*	*5 298*	*5 461*	*5.911*	*6 261*
• *UE*	*13 842*	*14 653*	*14 797*	*15.900*	*16 150*	*16 600*	*16 850*
• *estero*	*2 501*	*2 197*	*2 222*	*2 050*	*2 100*	*2.100*	*2 100*
Interessi passivi	70 996	80 722	75 710	79 555	81 403	83 142	84 532
Poste correttive e compensative delle entrate	41 995	40 895	41 187	42.217	42 350	42 500	43.350
Altre spese correnti	939	1 070	1 806	1 286	1 011	1 192	1.142
Spese in conto capitale	**46.492**	**42.037**	**41.445**	**38.721**	**37.619**	**37.420**	**38.870**
Investimenti fissi lordi	6 537	5 521	3 817	3 009	144	194	244
Trasferimenti in conto capitale	39 075	35 614	36 372	34.512	36.275	35 976	37.326
• *Pubbliche Amministrazioni*	*21 224*	*22 379*	*22.119*	*21 352*	*21.774*	*21 495*	*22 245*
o *Enti territoriali*	*14 596*	*14 897*	*13 604*	*12 652*	*13 133*	*13 724*	*14 274*
o *ANAS*	*2 624*	*3 495*	*3 330*	*3 330*	*2 997*	*1.927*	*1.927*
• *società di pubblici servizi*	*5 386*	*4 060*	*5 346*	*4 426*	*3 996*	*3 996*	*3 996*
o *Poste*	*241*	*241*	*241*	*241*	*241*	*241*	*241*
o *Ferrovie*	*4 826*	*3 199*	*4 800*	*3 900*	*3 500*	*3 500*	*3 500*
• *imprese*	*11 761*	*8 255*	*8 197*	*8 184*	*9 955*	*9 935*	*10 535*
• *Famiglie e ISP*	*157*	*170*	*160*	*150*	*150*	*150*	*150*
• *estero*	*547*	*750*	*550*	*400*	*400*	*400*	*400*
Altre spese in conto capitale	880	902	1 256	1 200	1 200	1 250	1 300
Spese Finali	**536.357**	**555.234**	**553.763**	**555.777**	**551.062**	**559.275**	**570.759**
Interessi passivi netti	67 601	78 622	73 588	77.380	79 328	81 028	82 418
(+) Disavanzo (-)	**34.236**	**41.296**	**49.189**	**65.833**	**87.189**	**94.028**	**97.422**
Saldo al netto delle Partite Finanziarie	**-33.365**	**-37.326**	**-24.399**	**-11.548**	**7.860**	**13.000**	**15.005**
Partite Finanziarie	**3.801**	**-7.874**	**1.799**	**1.648**	**1.840**	**1.700**	**1.395**
Entrate	7 634	2.909	3.389	3 108	3 188	3 148	2.788
Spese	3 833	10 783	1.590	1 460	1.348	1.448	1 393
Saldo primario - Avanzo (+) Disavanzo (-)	**38.037**	**33.422**	**50.988**	**67.481**	**89.029**	**95.728**	**98.817**
Entrate totali	**510.626**	**520.817**	**532.753**	**547.337**	**562.110**	**575.423**	**588.552**
Spese totali	**540.190**	**566.017**	**555.353**	**557.237**	**552.410**	**560.723**	**572.152**
Saldo Settore Statale	**-29.564**	**-45.200**	**-22.600**	**-9.900**	**9.700**	**14.700**	**16.400**

Tabella 16: SETTORE STATALE. Conto consolidato di cassa. Consuntivo 2007 e previsioni anni 2008-2013

TABELLA 16/BIS CONTO CONSOLIDATO DELLA PUBBLICA AMMINISTRAZIONE.Misure una-tantum per gli anni 2002-2013 (Stime per gli anni 2008-2013)													
In milioni di euro		2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Totale misure One-Offs	1+2+..+4	15.808	22.945	17.662	6.213	-5.864	-3.060	3.143	973	908	608	1.000	1.000
% del Pil		1,2	1,7	1,3	0,6	-0,4	-0,2	0,2	0,1	0,1	0	0,1	0,1
a) Entrate	2	4.809	20.168	13.258	5.035	6.140	1.289	3.943	373	300	6		
% del Pil		0,4	1,5	1	0,4	0,4	0,1						
Sostitutiva rivalutazione beni di impresa		1.606	1.361	3.675	728	526	23						
Altre imposte sostitutive		1.723	1.737	1.390	1.101	1.243	631	1.426	300	300			
Rientro dei capitali		1.480	617										
Condono edilizio - Stato				1.577	1.304	168	142	128	65				
Condono edilizio - Enti Locali				735	474								
IFR, Tributo per l'Europa, Patrimoniale													
Condoni fiscali			16.953	5.881									
Gestione attivi finanziari					1.428								
Sostitutiva rivalutazione beni immobili d'impresa						3.938	284	223	8	8	6		
Sostitutiva rivalutazione terreni edificabili						263	209	166					
b.0) Eliminazione acconto dei Concessionari							-4.939						
b.1) Sentenza Corte di Giustizia Europea: detraibilità IVA auto aziendali	3.01						-847		-400	-400	-400		
b.2) Assunzione debito ISPA per finanziamento TAV	3.02					-12.950							
b.3) Sentenza TAR Lazio: rimborso ai gestori telefonici del contributo per le telecomunicazioni	3.03					-737							
c) Dismissioni immobiliari	4=a+b+c	10.999	2.773	4.404	3.176	1.683	1.437	1.200	1.000	1.000	1.000	1.000	1.000
% del Pil		0,8	0,2	0,3	0,2	0,1	0,1						
1) Stato	a	590	431	2.243	1.100	170	123						
2) Enti Previdenziali	b	9.589	1.191	1.268	1.029	254	171						
3) Altri Enti Pubblici	c	820	1.151	893	1.049	1.259	1.143	1.200	1.000	1.000	1.000	1.000	1.000
Pil		1.295.226	1.335.354	1.391.530	1.428.375	1.479.981	1.535.541	1.594.560	1.640.242	1.687.885	1.741.254	1.800.556	1.863.041

Tabella 16/BIS : Conto consolidato della pubblica amministrazione.misure una-tantum per gli anni 2002-2013 (stime per gli anni 2008-2013).

La struttura delle entrate tributarie in percentuale di PIL si è modificata nel corso degli ultimi anni. Mentre tra il 2002 e il 2006 le imposte indirette, in termini di PIL, sono risultate più elevate rispetto a quelle dirette, a partire dal 2007 tale tendenza si è invertita. Nel 2007 le imposte dirette hanno oltrepassato quelle indirette di 0,5 punti percentuali di PIL e tale divario tra le due tipologie di imposte aumenta nel corso degli anni, fino a raggiungere i 2,6 punti percentuali di PIL nel 2013. I contributi sociali, dopo l'introduzione della gestione previdenziale

del TFR presso l'INPS sono passati dal 13,0% nel 2006 al 13,3% del PIL nel 2007 e si stabilizzano su valori prossimi al 13,5% del PIL a partire dal 2008.

FIGURA III.1: Pressione fiscale (percentuale di PIL)


44
43
42
41
40
39
38
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
PRESSIONE FISCALE
PRESSIONE FISCALE al netto delle una tantum

FIGURA III.2: Composizione entrate tributarie (percentuale di PIL)


17
16
15
14
13
12
11
10
9
8
1,5
1,1
0,7
0,3
-0,1
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Imposte dirette
Imposte indirette
Imposte in c/capitale

FIGURA III.3: Componenti della pressione fiscale (percentuale di PIL)


18,0
16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
1,5
1,2
0,9
0,6
0,3
0,0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Imposte dirette
Imposte indirette
Contributi sociali
Imposte in c/capitale

Dal lato della spesa, per le spese correnti primarie, dopo un aumento di 0.5 punti percentuali di PIL nel 2008, è previsto un percorso di ridimensionamento che consentirà di raggiungere un'incidenza sul PIL pari al 38,6 per cento nel 2013. Le spese in conto capitale, attese stabili nel 2008 e 2009 (3,9 per cento del PIL), sono previste in riduzione negli anni successivi, fino a raggiungere un'incidenza sul PIL pari al 3,1 per cento nel 2013.

FIGURA III.4: Spese correnti primarie e spese in conto capitale (percentuale di PIL)


42,0
39,0
36,0
33,0
30,0
7,0
6,5
6,0
5,5
5,0
4,5
4,0
3,5
3,0
2,5
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Spese correnti primarie
Spese in c/capitale

FIGURA III.5: Spese correnti primarie e interessi (percentuale di PIL)


60,0
50,0
40,0
30,0
20,0
10,0
0,0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Spese correnti
Interessi

4.2. *EVOLUZIONE DEI SALDI DI FINANZA PUBBLICA*

Il quadro programmatico di finanza pubblica che viene a delinearsi a partire dal 2009 è coerente con l'impegno a proseguire nel processo di risanamento. Per il 2009 l'indebitamento programmatico è atteso collocarsi al 2,1 per cento del PIL, con un miglioramento di 0,4 punti percentuali rispetto al valore del 2008.

In termini strutturali, dopo un temporaneo peggioramento nel 2008, il percorso di risanamento riprende a partire dal 2009 e risulta interamente dovuto ad interventi a carattere strutturale, in quanto le misure una tantum nel periodo 2009-2013 risultano pari a circa lo 0,1 per cento del PIL.

Al netto delle misure una tantum, l'indebitamento è previsto collocarsi al 2,1 per cento nel 2009, con un miglioramento di circa 0,8 punti percentuali di PIL rispetto al 2008. In termini

strutturali, ovvero al netto del ciclo e delle misure una tantum, l'indebitamento è previsto passare dal 2,5 per cento del 2008 all'1,8 per cento del PIL nel 2009, con un miglioramento strutturale di circa 0,8 punti percentuali di PIL. Per il biennio successivo (2010-2011) la correzione strutturale risulta pari a 2 punti percentuali di PIL, consentendo di rispondere pienamente all'esigenza di stabilizzazione della finanza pubblica.

FIGURA III.6: Indebitamento netto, al netto delle *una tantum* e strutturale (percentuale di PIL)


5,0
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
-
-0,5
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
INDEBITAMENTO NETTO
INDEBITAMENTO NETTO al netto delle una tantum
INDEBITAMENTO NETTO corretto per il ciclo ed al netto delle una tantum

L'avanzo primario è atteso in aumento nel periodo 2009-2013, collocandosi al 4,9 per cento del PIL nel 2013, mentre la spesa per interessi è prevista mantenersi costante al 5,1 per cento del PIL fino al 2010 e scendere al 4,8 per cento nel 2013.

FIGURA III.7: Saldo corrente, saldo primario e interessi (percentuale di PIL)


10,0
8,0
6,0
4,0
2,0
0,0
-2,0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Saldo primario
Interessi
Saldo corrente

5. Bilancio triennale 2009-2011

In relazione a quanto dispone l'articolo 4 della legge n. 468 del 1978, e successive modifiche e integrazioni, le previsioni di competenza per l'anno 2009 sono accompagnate dal bilancio triennale 2009-2011.

La normativa in proposito prevede l'articolazione del bilancio pluriennale in due distinte sezioni - l'una "a legislazione vigente" , l'altra "programmatica" - precisando peraltro che :

- la sezione "a legislazione vigente", senza gli effetti della legge finanziaria, deve essere presentata al Parlamento, insieme al progetto annuale di bilancio, entro il 30 Settembre (articolo 1- bis , comma 1, lettera b), della legge n. 468 del 1978.
- la sezione "programmatica" - in coerenza anche con il disposto dell'articolo 3, commi 1 e 3, della legge n. 468 del 1978 - si concreta nella traduzione in termini finanziari della manovra e degli obiettivi di finanza pubblica posti a base del documento di programmazione economico-finanziaria e pertanto, deve essere presentata dal Governo alle Camere entro il mese di settembre dell'anno precedente quello cui si riferisce unitamente al disegno di legge finanziaria, e alla Relazione previsionale e programmatica (articolo 1 bis comma 1, lettera b della legge n. 468 del 1978) .

Entrambe le sezioni ("vigente" e "programmatica"), da aggiornare annualmente, devono essere redatte - ai sensi dell'articolo 4 , comma 2, della ripetuta legge n. 468, - per unità previsionali di entrata e di spesa (con ulteriore specificazione, nell'ambito di queste ultime, dei trasferimenti correnti e di conto capitale verso i principali settori di spesa

decentrata) e devono essere approvate con apposito articolo della legge di bilancio, il che - comunque - non comporta autorizzazione a riscuotere le entrate e ad eseguire le spese in esso contemplate (articolo 4, commi 2 e 4 , della legge n. 468 del 1978).

Va ricordato che, come già operato negli ultimi anni, la proiezione al successivo biennio della nuova previsione di competenza è stata realizzata, per l'entrata come per la spesa, a livello di singola unità previsionale: tale elaborazione analitica, da un lato, è resa possibile dalla realizzata piena operatività del sistema informativo della Ragioneria Generale dello Stato, e dall'altro, ha consentito di tenere nel dovuto conto le variabili rilevanti ed i meccanismi specifici che incidono sull'evoluzione di ciascuna unità previsionale del Bilancio.

In particolare, per ciò che concerne le entrate, la proiezione della previsione formulata per il 2009 è stata elaborata sulla scorta delle variabili ritenute di volta in volta più appropriate. Per quelle tributarie si è tenuto conto essenzialmente: dell'evoluzione del gettito, prendendo in considerazione le entrate realizzate nei primi sette mesi del 2008; degli effetti in termini di maggiori entrate derivanti dal decreto legge n. 112/2008. Per le altre entrate, si è tenuto essenzialmente conto dell'andamento del gettito delle diverse tipologie di entrata.

In particolare, nei comparti impositivi diretto ed indiretto, la proiezione è stata effettuata avendo riguardo alle caratteristiche proprie dei singoli tributi, atteso che la specifica natura della materia imponibile ed i diversi meccanismi di applicazione degli stessi influenzano in maniera determinante le ipotesi di evoluzione del gettito.

Per le entrate extratributarie, il carattere anelastico e la eterogeneità degli introiti hanno reso necessaria una specifica valutazione riferita alle caratteristiche di ciascun cespite, risultando estremamente aleatoria l'adozione di un criterio che ne collegasse l'andamento al solo quadro economico globale.

Sulla base delle impostazione del bilancio per "missioni" e "programmi", il predetto decreto legge n.112/2008 ha inserito alcune innovazioni in materia di formazione del bilancio, modificando anche l'arco temporale di riferimento. La programmazione, infatti, non è più

riferita ad un solo anno come avveniva nel passato, ma dovrà essere predisposta rispetto al triennio di riferimento. La proposta di bilancio pertanto è stata articolata per ciascuno degli esercizi considerati nel bilancio pluriennale, al fine di conferire maggiore certezza alla pianificazione delle risorse e alla programmazione delle attività di ciascuna Amministrazione. In tal modo esse sono in grado di conoscere con congruo anticipo le risorse disponibili per ciascun programma di attività, impegnando gli stessi Dicasteri in uno sforzo di programmazione che fino ad ora non era richiesto.

L'articolo 60 del richiamato decreto legge n. 112/2008 dispone, tra l'altro, per il triennio 2009 - 2011, le riduzioni delle dotazioni finanziarie, a legislazione vigente, delle missioni di spesa di ciascun Ministero, indicando anche quelle non assoggettate a tale meccanismo.

Da ciò consegue che ogni Ministero dispone nel triennio di un plafond di risorse da ripartire tra i programmi di spesa che compongono una missione.

Da quanto sopra deriva che le dotazioni finanziarie a legislazione vigente delle missioni di spesa, si distinguono in due parti:

- una concernente le risorse rimodulabili il cui ammontare rappresenta, come suddetto, il plafond complessivo di risorse a disposizione di ciascuna Amministrazione nel triennio, in modo che esse possano articolare la propria gestione ripartendole, per ciascuna missione, tra i relativi programmi di spesa ritenuti prioritari, tenendo conto delle proprie finalità strategiche ed istituzionali piuttosto che del livello storico della spesa. La quota delle risorse rimodulabili come determinata ai sensi del decreto-legge n.112/2008, costituirà, in ciascun anno del triennio, un complessivo "tetto" di spesa in sede previsionale e gestionale
- l'altra relativa alle risorse non rimodulabili tra i programmi, per la quale la Ragioneria Generale ha verificato la corretta applicazione dei parametri e dei meccanismi previsti dalla legge per la relativa quantificazione (es. competenze

fisse al personale, spese per interessi ed altre classificabili come oneri inderogabili).

Eventuali competenze predeterminate per legge (fattori legislativi) che dovessero essere ricomprese nella parte di risorse non rimodulabili, non possono comunque essere oggetto di modifica da parte delle Amministrazioni.

Diversamente le competenze predeterminate per legge, ricomprese tra le risorse rimodulabili hanno potuto, se richiesto, essere oggetto di diversa ripartizione tra i programmi, nel rispetto delle finalità stabilite dalle disposizioni legislative relative ai programmi medesimi.

Il meccanismo di flessibilità rappresentato dalla possibilità per le Amministrazioni di rimodulare le dotazioni finanziarie dei programmi è disciplinato dal citato art. 60, comma 3, del decreto legge n.112/2008, il quale lo prevede in via sperimentale per il solo esercizio 2009, per le missioni sottoposte al taglio delle dotazioni di cui allo stesso provvedimento, e con esclusione di alcune spese "indisponibili". La rimodulazione è consentita, nei limiti del 10 per cento delle risorse stanziate per il macroaggregato "Interventi", e tra queste ultime e le risorse destinate al macroaggregato "Funzionamento"; resta precluso l'utilizzo degli stanziamenti di spesa in conto capitale per finanziare spese correnti.

In tal modo, i tradizionali criteri di distinzione delle spese tra fattori legislativi, oneri inderogabili e fabbisogno (spese discrezionali), pur permanendo nella prassi di classificazione delle spese di bilancio, vengono superati. Il decreto legge n. 112/2008 individua, infatti, un livello di classificazione intermedio e trasversale, in cui anche le risorse che prima risultavano immodificabili rientrano ora, nel rispetto dei limiti posti dalla stessa norma, nelle disponibilità dell'Amministrazione che può così contare su una maggiore elasticità nella gestione del bilancio.

Infine per la predisposizione del bilancio triennale 2009- 2011 con riferimento agli accantonamenti dei fondi speciali per provvedimenti legislativi in corso, i relativi ammontari

sono indicati nella proiezione per il triennio 2009-2011 nell' Allegato C/3 del Quadro generale riassuntivo.

Per quanto, infine, riguarda il rimborso dei prestiti, si precisa che il volume di spesa previsto per gli anni 2009 e 2011 non può avere, al momento, che carattere provvisorio.

Esso, infatti, verrà ad essere modificato dalle ulteriori scadenze dei debiti che saranno contratti sia in questo scorcio d'anno 2008 (titoli biennali o triennali con effetti sul 2010 e 2011), e sia nel corso del 2009 (titoli biennali con scadenza 2011).

STATO - BILANCIO PLURIENNALE 2009-2011 A LEGISLAZIONE VIGENTE AL NETTO DELLE REGOLAZIONI E DEI RIMBORSI IVA						
	2009		2010		2011	
	PROGETTO DI BILANCIO A L.V.	CON D.D.L. FINANZIARIA	PROGETTO DI BILANCIO A L.V.	CON D.D.L. FINANZIARIA	PROGETTO DI BILANCIO A L.V.	CON D.D.L. FINANZIARIA
ENTRATE FINALI	463.904	463 488	476.960	476 656	491.353	491.172
SPESE FINALI	497.399	496.206	496.484	495.911	491.829	496 335
SALDO NETTO DA FINANZIARE	-33 495	-32.718	-19.524	-19.255	-476	-5.163
RIMBORSO PASSIVITA' FINANZIARIE	215.245	215.245	217.793	217.793	212.964	212.964
RICORSO AL MERCATO(Lorda delle regolazioni)	255 790	255 034	240.577	240.308	216.590	221.277

Tabella 17: Stato - Bilancio pluriennale 2009-2011 a legislazione vigente al netto delle regolazioni e dei rimborsi iva

STATO - BILANCIO PLURIENNALE 2009/2011 A LEGISLAZIONE VIGENTE AL NETTO DEI RIMBORSI IVA: ANALISI DELLE ENTRATE							
(milioni di euro)		2009		2010		2011	
		Previsioni a legislazione vigente	Con D.D.L. finanziaria	Previsioni a legislazione vigente	Con D.D.L. finanziaria	Previsioni a legislazione vigente	Con D.D.L. finanziaria
TITOLO I - ENTRATE TRIBUTARIE							
CATEGORIA I	- Imposte sul patrimonio e sul reddito	256 777	256 595	269 517	269 287	279 103	279 191
CATEGORIA II	- Tasse ed imposte sugli affari	127 569	127.389	131 418	131 412	135 212	135 033
CATEGORIA III	- Imposte sulla produzione, sui consumi e dogane	28 051	27 906	28 263	28 185	28 604	28 514
CATEGORIA IV	- Monopoli	10 335	10 335	10 335	10.335	10 335	10 335
CATEGORIA V	- Lotto, lotterie ed altre attivita' di giuoco	10 948	10 948	11 159	11.159	11 392	11 392
	Totale Titolo I	**433.680**	**433.173**	**450.692**	**450.378**	**464.646**	**464.465**
TITOLO II - ENTRATE EXTRA-TRIBUTARIE							
CATEGORIA VI	- Proventi speciali	652	652	559	559	399	399
CATEGORIA VII	- Proventi di servizi pubblici minori	3 822	3 822	3 911	3 911	4 013	4 013
CATEGORIA VIII	- Proventi dei beni dello Stato	331	331	277	277	277	277
CATEGORIA IX	- Prodotti netti di aziende autonome ed utili di gestioni	1 660	1 660	1 660	1 660	1 660	1 660
CATEGORIA X	- Interessi su anticipazioni e crediti vari del tesoro	4 972	4 972	5 035	5 035	5 099	5 099
CATEGORIA XI	- Recuperi, rimborsi e contributi	14 718	14 809	11 025	11 035	11 346	11 346
CATEGORIA XII	- Partite che si compensano nella spesa	2 719	2 719	2 817	2 817	2 919	2.919
	Totale Titolo II	**28 874**	**28.965**	**25 284**	**25.294**	**25.713**	**25.713**
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI							
CATEGORIA XIII	- Vendita di beni ed affrancazione di canoni	452	452	75	75	75	75
CATEGORIA XIV	- Ammortamento di beni patrimoniali	890	890	900	900	910	910
CATEGORIA XV	- Rimborso di anticipazioni e di crediti vari del tesoro	8	8	9	9	9	9
	Totale Titolo III	**1.350**	**1.350**	**984**	**984**	**994**	**994**
	TOTALE ENTRATE FINALI	**463.904**	**463.488**	**476.960**	**476.656**	**491.353**	**491.172**

Tabella 18 : Stato - bilancio pluriennale 2009/2011 a legislazione vigente al netto dei rimborsi iva: analisi delle entrate

BILANCIO PLURIENNALE DELLO STATO
Raffronto tra versione a "legislazione vigente" e "versione programmatica" al netto delle regolazioni debitorie e rimborsi IVA

	2009		2010			2011			VARIAZIONI %			
	Versione a legislazione vigente integrata	Versione programmatica	Versione a legislazione vigente integrata	Versione programmatica	DIFFERENZE	Versione a legislazione vigente integrata	Versione programmatica	DIFFERENZE	a legislazione vigente		programmatica	
									2009/2008	2010/2009	2009/2008	2010/2009
	1	2	3	4	5=4-3	6	7	8=7-6	3/1	6/3	4/2	7/4
ENTRATE TRIBUTARIE	433 173,00	433 173,00	450 378,00	448 700,00	1 678,00	464 465,00	462 600,00	1 865,00	3,97%	3,13%	3,58%	3,10%
ALTRE ENTRATE	30 315,00	30 315,00	26 278,00	28 300,00	2 022,00	26 707,00	28 700,00	1 993,00	-13,32%	1,63%	-6,65%	1,41%
TOTALE ENTRATE FINALI	463 488,00	463.488,00	476 656,00	477.000,00	344,00	491.172,00	491.300,00	128,00	2,84%	3,05%	2,92%	3,00%
SPESE CORRENTI	449.325,00	449 325,00	454.384,00	449.300,00	-5.084,00	459 575,00	449 600,00	-9 975,00	1,13%	1,14%	-0,01%	0,07%
(Spese correnti netto interessi)	*368 005,00*	*368 005,00*	*368 193,00*	*366 300,00*	*-1 893,00*	*368 463,00*	*364 600,00*	*-3 863,00*	0,05%	0,07%	-0,46%	-0,46%
SPESE IN CONTO CAPITALE	46 881,00	46 881,00	41.527,00	44 200,00	2.673,00	36.760,00	44.800,00	8.040,00	-11,42%	-11,48%	-5,72%	1,36%
TOTALE SPESE FINALI	496.206,00	496.206,00	495.911,00	493.500,00	-2.411,00	496 335,00	494.400,00	-1 935,00	-0,06%	0,09%	-0,55%	0,18%
SALDO NETTO DA FINANZIARE	-32.718,00	-32.718,00	-19 255,00	-16.500,00	2.755,00	-5.163,00	-3.100,00	2.063,00	-41,15%	-73,19%	-49,57%	-81,21%
AVANZO PRIMARIO	48.602,00	48.602,00	66.936,00	66.500,00	-436,00	85 949,00	81.900,00	-4.049,00	37,72%	28,40%	36,83%	23,16%

Tabella 19 : Bilancio pluriennale dello stato Raffronto tra versione a "legislazione vigente" e "versione programmatica" al netto delle regolazioni debitorie e rimborsi IVA

APPENDICE ALLA SEZIONE II

6. LA FINANZA REGIONALE E LOCALE

6.1. *Prospettive per il 2009*

A) Il federalismo fiscale

L'avvenuta riforma, nel corso del 2001, del Titolo V, parte II della Costituzione ha profondamente rimodulato il preesistente quadro delle competenze istituzionali di Stato, Regioni ed Enti locali. In particolare, il riformulato art. 119 della Costituzione ha previsto che il finanziamento delle funzioni di cui le Regioni e gli Enti locali sono titolari vada assicurato con risorse derivanti da tributi propri, compartecipazioni al gettito di tributi erariali, fondi perequativi ed eventuali fondi statali aggiuntivi rivolti a rimuovere gli squilibri economico – sociali di aree del territorio nazionale.

In attuazione del citato disposto costituzionale ed in coerenza con gli impegni programmatici assunti ad inizio Legislatura, il Governo ha presentato, in data 11 settembre 2008, uno schema di disegno di legge in materia di federalismo fiscale sul quale è in corso, nelle sede istituzionali, un confronto preventivo tra il Governo e le Autonomie locali al fine di pervenire ad una stesura condivisa del testo tale da assicurare la necessaria conciliazione dei molteplici interessi allo stesso sottesi.

Nella relazione illustrativa che accompagna il testo governativo sono delineati i principi ispiratori dello schema di delega che di seguito vengono sommariamente evidenziati.

Capo I: contenuti e regole di coordinamento finanziario.

Vengono individuati i principi e i criteri direttivi di carattere generale per l'esercizio della delega, tra cui quello del superamento graduale per tutti i livelli istituzionali del criterio della spesa storica ai fini del finanziamento delle funzioni esercitate.

Capo II: rapporti finanziari Stato – Regioni.

Vengono delineati principi e criteri direttivi per il finanziamento delle funzioni delle Regioni e per la determinazione dell'entità e del riparto dei fondi perequativi a favore di queste ultime.

Capo III: la finanza degli enti locali.

Le norme individuano i criteri per il coordinamento dell'autonomia tributaria degli Enti locali, per il finanziamento delle funzioni loro trasferite e per la determinazione dell'entità e del riparto dei fondi perequativi a favore dei medesimi.

Capo IV: finanziamento delle Città metropolitane e di Roma capitale.

Sono previste norme particolari a favore di Città metropolitane e Roma Capitale (attribuzione di specifici tributi e risorse aggiuntive).

Capo V: interventi speciali.

Sono definite le modalità di finanziamento degli interventi previsti dall'art. 119, quinto comma, e di definizione degli obiettivi da conseguire con gli interventi medesimi.

Capo VI: coordinamento dei diversi livelli di governo.

Prevede, tra le altre norme, un sistema di incentivi e sanzioni a favore degli Enti territoriali più o meno virtuosi.

Capo VII: patrimonio di Regioni ed Enti locali.

Stabilisce i criteri per l'attribuzione di un proprio patrimonio agli Enti territoriali.

Capo VIII: norme transitorie e finali.

Sono definiti i criteri per la disciplina del periodo di transizione al nuovo assetto finanziario e norme per il raccordo con la finanza delle Autonomie speciali.

B) Il Patto di stabilità interno

Per il 2009, l'azione di progressivo risanamento della finanza pubblica proseguirà, per la finanza territoriale, attraverso l'applicazione delle regole del "patto di stabilità interno", volto a garantire il rispetto degli impegni assunti a livello europeo sui saldi di bilancio del sistema delle Amministrazioni Pubbliche.

Per l'anno 2009 le norme in materia di patto di stabilità interno per Regioni, Province e Comuni ricalcano sostanzialmente quelle contenute nella legislazione vigente e formulate già nella legge finanziaria per l'anno 2008.

Le regole nuove aggiunte per l'anno 2009 sono volte principalmente a risolvere le principali criticità emerse nel corso dell'anno 2008 ed a porre in essere logiche premianti per gli enti più virtuosi.

B.1. - Il Patto di stabilità per gli enti locali

Per il triennio 2009-2011, al fine di dare continuità alle norme sul "patto di stabilità interno", è stato confermato l'utilizzo del saldo finanziario espresso in termini competenza "mista" (in base al quale le poste di parte corrente sono considerate in termini di competenza e quelle di parte capitale sono contabilizzate per cassa) che ha il pregio di avvicinare maggiormente il saldo di riferimento del patto a quello che, a consuntivo, viene calcolato dall'Istat ai fini della procedura sui deficit eccessivi di cui al Trattato di Maastricht e, pertanto, di rendere l'obiettivo del patto di stabilità interno più coerente con quello del Patto europeo di stabilità e crescita.

Le disposizioni relative al patto di stabilità interno per gli anni 2009-2011 delle province e dei comuni con popolazione superiore a 5.000 abitanti traducono in norma gli effetti finanziari previsti dall'articolo 77, comma 1, lettera b), della citata legge n. 133 del 2008

secondo la quale il settore della finanza locale concorre alla realizzazione degli obiettivi di finanza pubblica per il triennio 2009/2011 - in relazione agli obblighi assunti dalla Repubblica in sede comunitaria - in misura rispettivamente pari a 1.650, 2900 e 5.140 milioni di euro.

I saldi obiettivo di ciascun ente locale sono ottenuti sommando ai saldi del 2007, espressi in termini di competenza mista, un valore pari al concorso di ogni ente alla manovra complessiva del comparto. La misura del concorso è correlata al solo saldo di competenza mista e non più anche alla spesa corrente ed è quantificata in funzione del segno del saldo di competenza mista registrato nel 2007 ed in funzione del rispetto o meno delle regole del patto di stabilità del 2007.

Le disposizioni contenute nel nuovo patto di stabilità interno 2009-2011 riproducono le vigenti diposizioni in materia. In particolare, si ribadiscono:

- i criteri ed i contenuti del monitoraggio del patto di stabilità interno con cui devono essere inviati semestralmente via web al Ministero dell'economia e delle finanze le informazioni sul saldo finanziario in termini di competenza mista e su altre informazioni rilevanti per la finanza pubblica;
- le norme relative alla verifica del rispetto degli obiettivi annuali del patto di stabilità interno, per cui ciascun ente locale è tenuto ad inviare - entro il mese di marzo - al Ministero dell'economia e delle finanze una certificazione, sottoscritta dal rappresentante legale e dal responsabile del servizio finanziario secondo un prospetto e con le modalità definite con successivo decreto;
- le disposizioni di esclusione dalle regole del patto per gli enti di nuova istituzione e per i soli enti commissariati per mafia.

A differenza del mancato rispetto del patto di stabilità del 2007, in cui erano previste le misure correttive basate solo su meccanismo di automatismo fiscale, per gli enti inadempienti al patto 2008/2011 sono previsti: la riduzione del 5% dei trasferimenti erariali, il blocco delle assunzioni, la limitazione alla crescita delle spese correnti e il divieto all'indebitamento.

Tra le nuove misure è da evidenziare quella che impone un concorso agli obiettivi di finanza pubblica, anche con riferimento al parametro del debito, introdotto sia per gli enti assoggettati al patto che per i piccoli comuni. Infatti, sono previste misure volte a contenere la dinamica di crescita dello stock di debito degli enti locali, in linea con i medesimi obiettivi di crescita del debito indicati nel documento di programmazione economico-finanziaria per gli anni 2009-2011 e validi per tutte le Amministrazioni pubbliche.

E' stato previsto, inoltre, un meccanismo di premialità degli enti virtuosi individuati in base al loro posizionamento rispetto a due indicatori economico-strutturali: indicatore di rigidità strutturale e indicatore di autonomia finanziaria. Agli enti virtuosi è concesso un beneficio sul saldo valido ai fini della verifica del rispetto del patto di un importo determinato in funzione del grado di virtuosità che, a livello complessivo, è pari al 70% della differenza registrata nell'anno precedente tra il saldo conseguito dagli enti inadempienti e l'obiettivo programmatico loro assegnato.

B.2. - Il Patto di stabilità per le Regioni

Il patto di stabilità interno delle regioni e delle province autonome per il triennio 2009 - 2011 – nel ricalcare sostanzialmente le regole già vigenti per il patto 2007-2009 - confermano, come fattore di contenimento su cui intervenire, la spesa individuata quale complesso tra spese correnti e spese in conto capitale (al netto della spesa sanitaria e per la concessione di crediti), in attesa che venga effettuata una sperimentazione finalizzata alla sostituzione della regola sulla spesa (vigente dal 2001) con quella sui saldi finanziari anche in termini di competenza mista; sperimentazione le cui regole saranno definite dal Ministero dell'economia congiuntamente con la Conferenza Stato-Regioni.

In particolare, si prevede che il complesso delle spese finali di ciascuna regione a statuto ordinario, non può essere superiore, per l'anno 2009, al corrispondente complesso di spese finali programmatiche per l'anno 2008 diminuito dello 0,6 per cento e, per gli anni 2010 e 2011, non può essere superiore al complesso delle corrispondenti spese finali dell'anno

precedente – calcolato assumendo il pieno rispetto del patto di stabilità interno –aumentato dell'1 per cento per l'anno 2010 e diminuito dello 0,9 per cento per l'anno 2011.

Le altre disposizioni riproducono, come detto, le vigenti norme sul patto di stabilità interno 2007-2009. Infatti, si ribadiscono:

- la definizione dell'obiettivo programmatico da raggiungere sia in termini di competenza che di cassa;
- le regole del patto di stabilità interno per le regioni a statuto speciale e le province autonome, demandando alle stesse la regolamentazione per i loro enti locali. Come per gli anni passati, viene stabilito il termine per la definizione di un accordo con il Ministro dell'economia e delle finanze, riguardante il livello complessivo delle spese correnti ed in conto capitale per ciascuna regione a statuto speciale e provincia autonoma, in analogia con gli obiettivi formulati per le regioni a statuto ordinario. Inoltre, le Autonomie speciali concorrono alla manovra con ulteriori misure, rispetto a quelle del patto di stabilità, finalizzate a produrre un risparmio per il bilancio statale, mediante l'assunzione di funzioni attualmente statali;
- le disposizioni sui criteri ed i contenuti del monitoraggio del patto di stabilità interno per le regioni e province autonome, che devono inviare trimestralmente via web al Ministero dell'economia e delle finanze le informazioni in termini di cassa e competenza, nonché una certificazione annuale sul rispetto o meno del patto;
- sanzioni per il caso di mancato rispetto degli obiettivi annuali del patto di stabilità interno. A differenza delle sanzioni per il patto di stabilità 2007, le nuove disposizioni prevedono, in particolare, nell'anno successivo a quello dell'inadempienza, ulteriori limiti agli impegni di spese correnti, il divieto di ricorrere all'indebitamento anche per spese di investimento e il divieto di effettuare assunzioni;

- infine, resta confermata la sospensione del potere delle regioni di deliberare aumenti di tributi, addizionali, ecc.

C) *La finanza locale*

Relativamente al settore della finanza locale – il cui sistema di finanziamento, in attesa dell'attuazione del predetto federalismo fiscale, è tuttora regolato dalle disposizioni recate dal decreto legislativo 30 dicembre 1992, n. 504 e successive modificazioni – è da segnalare che nel bilancio a legislazione vigente per l'anno 2009 le dotazioni dei fondi ordinario, perequativo e consolidato risultano attestarsi, rispettivamente, a 6.911 a 998 e a 2.450 milioni di euro.

Con riferimento agli investimenti, sulla base delle disposizioni recate dal predetto decreto legislativo n. 504 del 1992, la dotazione per l'anno 2009 del fondo per lo sviluppo degli investimenti (contributi sulla rate di ammortamento dei mutui contratti dagli enti locali) risulta pari a 878 milioni di euro, registrando un'ulteriore riduzione di circa 130 milioni di euro, conseguente alle economie derivanti dai mutui giunti ad estinzione nell'anno 2008. Resta invece invariato lo stanziamento del fondo nazionale ordinario per gli investimenti il cui ammontare, ai sensi dell'articolo 1, commi 703, lett. c) e 707, della legge 27 dicembre 2006, n. 296, è pari anche per l'anno 2009 a complessivi 72 milioni di euro.

ALLEGATI ALLA SEZIONE II

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO PER IL 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
Organi costituzionali, a rilevanza costituzionale e Presidenza del Consiglio dei ministri	**3.410.035**	**3.037.256**	**-372.779**
Organi costituzionali	1.955.115	1.958.144	3.029
Organi a rilevanza costituzionale	554.937	523.242	-31.695
Presidenza del Consiglio dei Ministri	899.983	555.870	-344.113
Amministrazione generale e supporto alla rappresentanza generale di Governo e dello Stato sul territorio	**368.580**	**423.674**	**55.094**
Rappresentanza generale di Governo e dello Stato sul territorio	368.580	423.674	55.094
Relazioni finanziarie con le autonomie territoriali	**117.548.421**	**110.665.940**	**-6.882.480**
Erogazioni a Enti territoriali per interventi di settore	9.428.285	487.065	-8.941.219
Interventi, servizi e supporto alle autonomie territoriali	259.857	25.364	-234.492
Trasferimenti a carattere generale ad Enti locali	15.079.138	16.614.204	1.535.066
Federalismo	54.501.699	55.819.527	1.317.828
Regolazioni contabili ed altri trasferimenti alle Regioni a statuto speciale	31.224.650	31.059.056	-165.595
Concorso dello Stato al finanziamento della spesa sanitaria	7.054.791	6.660.723	-394.068
L'Italia in Europa e nel mondo	**27.622.910**	**26.295.242**	**-1.327.668**
Rappresentanza dello Stato nelle relazioni internazionali	5.620	5.918	298
Cooperazione allo sviluppo e gestione sfide globali	859.147	351.041	-508.105
Cooperazione culturale e scientifico-tecnologica	132.060	114.848	-17.212
Cooperazione economica, finanziaria e tecnologica	65.755	62.711	-3.044
Cooperazione in materia culturale	6.694	5.366	-1.328
Cooperazione politica, promozione della pace e sicurezza internazionale	1.161.694	1.087.427	-74.267
Integrazione europea	14.569	16.563	1.995
Italiani nel mondo e politiche migratorie e sociali	137.360	70.108	-67.252
Informazione, promozione culturale, scientifica e dell'immagine del Paese all'estero	222.389	199.453	-22.935
Partecipazione italiana alle politiche di bilancio in ambito UE	24.373.470	23.890.326	-483.144

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
	Politica economica e finanziaria in ambito internazionale	644.152	491.479	-152.673
	Difesa e sicurezza del territorio	**22.405.881**	**19.244.345**	**-3.161.536**
	Approntamento e impiego Carabinieri per la difesa e la sicurezza	5.701.920	5.491.481	-210.439
	Approntamento e impiego delle forze terrestri	4.855.216	4.185.111	-670.105
	Approntamento e impiego delle forze navali	1.741.530	1.594.896	-146.634
	Approntamento e impiego delle forze aeree	2.677.648	2.318.293	-359.356
	Funzioni non direttamente collegate ai compiti di difesa militare	464.912	464.519	-392
	Pianificazione generale delle Forze Armate e approvvigionamenti militari	6.816.787	4.190.045	-2.626.742
	Sicurezza militare	143.100	-	-143.100
	Missioni militari di pace	4.768	1.000.000	995.232
	Giustizia	**7.683.451**	**7.289.712**	**-393.739**
	Amministrazione penitenziaria	3.023.012	2.533.892	-489.120
	Giustizia civile e penale	4.301.677	4.484.034	182.357
	Giustizia minorile	157.954	127.495	-30.458
	Edilizia giudiziaria, penitenziaria e minorile	200.808	144.290	-56.518
	Ordine pubblico e sicurezza	**10.000.552**	**10.073.314**	**72.762**
	Sicurezza democratica	55.299	5.099	-50.200
	Concorso della Guardia di Finanza alla sicurezza pubblica	1.331.125	1.456.585	125.460
	Sicurezza pubblica in ambito rurale e montano	159.401	172.402	13.001
	Sicurezza e controllo nei mari, nei porti e sulle coste	653.041	653.610	569
	Contrasto al crimine, tutela dell'ordine e della sicurezza pubblica	6.101.129	6.284.391	183.262
	Servizio permanente dell'Arma dei Carabinieri per la tutela dell'ordine e la sicurezza pubblica	361.087	308.818	-52.269
	Pianificazione e coordinamento Forze di polizia	1.339.471	1.192.409	-147.062
	Soccorso civile	**4.002.960**	**3.504.858**	**-498.102**

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO PER IL 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
Interventi per soccorsi	150.600	140.799	-9.801
Organizzazione e gestione del sistema nazionale di difesa civile	11.563	9.130	-2.433
Prevenzione dal rischio e soccorso pubblico	1.745.135	1.727.769	-17.366
Interventi per pubbliche calamita'	155.419	118.834	-36.585
Protezione civile	1.940.243	1.508.325	-431.918
Agricoltura, politiche agroalimentari e pesca	**1.436.773**	**862.867**	**-573.907**
Sviluppo e sostenibilita' del settore agricolo, agroalimentare, agroindustriale e mezzi tecnici di produzione	-	2.000	2.000
Regolamentazione, incentivazione e vigilanza in materia di pesca	81.344	32.357	-48.986
Sostegno al settore agricolo	268.451	178.158	-90.293
Vigilanza, prevenzione e repressione frodi nel settore agricolo, agroalimentare, agroindustriale e forestale	46.266	47.152	887
Sviluppo e sostenibilita' del settore agricolo, agroindustriale e mezzi tecnici di produzione	983.261	557.301	-425.960
Sviluppo delle filiere agroalimentari, tutela e valorizzazione delle produzioni di qualita' e tipiche	57.451	45.898	-11.554
Energia e diversificazione delle fonti energetiche	**58.877**	**47.710**	**-11.168**
Sicurezza, infrastrutture e relazioni internazionali del settore energetico	54.549	44.062	-10.487
Gestione e regolamentazione del settore energetico - nucleare, elettrico e delle energie rinnovabili - e minerario	4.329	3.648	-681
Competitivita' e sviluppo delle imprese	**4.496.348**	**4.447.665**	**-48.684**
Incentivi alle imprese	1.531.725	1.754.121	222.395
Regolamentazione, incentivazione dei settori imprenditoriale, produttivo e della proprieta' industriale e riassetti industriali di settore e di area e	2.559.913	2.584.573	24.660
Promozione, coordinamento, sostegno e vigilanza del movimento cooperativo	25.406	25.226	-180
Incentivazione per lo sviluppo industriale nell'ambito delle politiche di sviluppo e coesione	379.304	83.745	-295.559
Regolazione dei mercati	**15.625**	**15.995**	**370**
Vigilanza sui mercati e sui prodotti, promozione della concorrenza e tutela dei consumatori	15.625	15.995	370
Diritto alla mobilita'	**12.535.168**	**9.980.490**	**-2.554.677**
Gestione della sicurezza e della mobilita' stradale	398.837	312.092	-86.745

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO PER IL 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
Logistica ed intermodalita' nel trasporto	247.241	166.272	-80.969
Sistemi portuali	153.147	14.304	-138.843
Sviluppo e sicurezza del trasporto aereo	153.938	133.059	-20.878
Sviluppo e sicurezza del trasporto ferroviario	209.550	42.042	-167.508
Sviluppo della mobilita' locale	1.853.269	1.831.298	-21.971
Sostegno allo sviluppo del trasporto	8.851.537	6.956.328	-1.895.209
Sviluppo e sicurezza della navigazione e del trasporto marittimo e per vie d'acqua interne	667.648	525.094	-142.554
Infrastrutture pubbliche e logistica	**5.161.330**	**3.676.528**	**-1.484.802**
Opere strategiche	1.202.805	1.339.507	136.701
Sistemi ferroviari locali	31.391	21.391	-10.000
Sistemi idrici, idraulici ed elettrici	39.423	34.282	-5.140
Opere pubbliche e infrastrutture	792.000	1.182.170	390.170
Sicurezza, vigilanza e regolamentazione delle infrastrutture	9.690	8.407	-1.283
Edilizia statale e interventi speciali	543.269	502.216	-41.053
Sistemi stradali, autostradali e intermodali	2.206.056	283.284	-1.922.771
Infrastrutture portuali ed aereoportuali	336.695	305.270	-31.425
Comunicazioni	**1.417.975**	**1.029.832**	**-388.143**
Servizi postali e telefonici	657.912	520.720	-137.192
Sostegno all'editoria	454.914	296.286	-158.628
Pianificazione, regolamentazione, vigilanza e controllo delle comunicazioni elettroniche e radiodiffusione	299.173	207.172	-92.000
Normazione, verifiche, certificazioni e sostegno allo sviluppo delle comunicazioni	3.012	2.637	-375
Regolamentazione e vigilanza del settore postale	2.966	3.017	51
Commercio internazionale ed internazionalizzazione del sistema produttivo	**264.286**	**204.364**	**-59.922**
Polititica commerciale in ambito internazionale	5.376	5.177	-199

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
	Sostegno all'internazionalizzazione delle imprese e promozione del made in Italy	258.910	199.186	-59.723
	Ricerca e innovazione	**3.792.206**	**3.601.341**	**-190.865**
	Ricerca in materia ambientale	115.423	104.061	-11.362
	Ricerca in materia di beni e attivita' culturali	76.186	107.673	31.487
	Ricerca nel settore dei trasporti	33.633	16.801	-16.832
	Ricerca scientifica e tecnologica applicata	273.012	252.818	-20.194
	Ricerca scientifica e tecnologica di base	2.243.094	2.185.433	-57.662
	Ricerca tecnologica nel settore della difesa	61.158	51.559	-9.599
	Sviluppo, innovazione e ricerca in materia di energia ed in ambito minerario ed industriale	192.758	174.026	-18.732
	Ricerca di base e applicata	167.255	176.220	8.965
	Ricerca per la didattica	14.529	7.691	-6.839
	Ricerca e innovazione per la competitivita' nell'ambito dello sviluppo e coesione	48.173	-	-48.173
	Innovazione Tecnologica e ricerca per lo sviluppo delle comunicazioni e della societa' dell'informazione	8.401	8.148	-254
	Ricerca in materia di politiche del lavoro, previdenziali e sociali	2.874	1.205	-1.669
	Ricerca per il settore della sanita' pubblica e zooprofilattico	555.710	515.706	-40.004
	Sviluppo sostenibile e tutela del territorio e dell'ambiente	**1.919.784**	**1.450.954**	**-468.830**
	Conservazione dell'assetto idrogeologico	510.543	269.116	-241.427
	Prevenzione e riduzione integrata dell'inquinamento	309.630	220.701	-88.929
	Sviluppo sostenibile	380.563	396.971	16.408
	Tutela e conservazione della fauna e della flora e salvaguardia della biodiversita'	418.620	358.349	-60.271
	Vigilanza, prevenzione e repressione in ambito ambientale	18.648	15.219	-3.428
	Trattamento e smaltimento rifiuti e acque, bonifiche, tutela e gestione delle risorse idriche	279.833	189.142	-90.690
	Prevenzione e riduzione dell'inquinamento elettromagnetico e impatto sui sistemi di comunicazione elettronica	1.947	1.455	-492
	Casa e assetto urbanistico	**1.149.034**	**889.904**	**-259.130**

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO PER IL 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
Edilizia abitativa e politiche territoriali	116.825	80.775	-36.050
Politiche abitative	504.995	442.928	-62.068
Politiche urbane e territoriali	527.214	366.202	-161.012
Tutela della salute	**989.104**	**840.730**	**-148.374**
Prevenzione, assistenza, indirizzo e coordinamento internazionale in materia sanitaria umana	715.599	635.310	-80.288
Prevenzione e assistenza sanitaria veterinaria	83.788	68.686	-15.102
Programmazione sanitaria e livelli essenziali di assistenza	129.837	87.044	-42.793
Regolamentazione e vigilanza in materia di prodotti farmaceutici ed altri prodotti sanitari ad uso umano	53.737	45.069	-8.668
Vigilanza, prevenzione e repressione nel settore sanitario	6.143	4.620	-1.523
Tutela e valorizzazione dei beni e attivita' culturali e paesaggistici	**1.644.725**	**1.393.758**	**-250.967**
Sostegno e vigilanza ad attivita' culturali	79.853	65.928	-13.925
Sostegno, valorizzazione e tutela del settore dello spettacolo	636.141	453.872	-182.268
Tutela e valorizzazione dei beni archeologici, architettonici, paesaggistici, artistici, storici ed etnoantropologici	1.028	-	-1.028
Vigilanza, prevenzione e repressione in materia di patrimonio culturale	7.454	6.551	-902
Tutela e valorizzazione dei beni archeologici	265.123	213.447	-51.677
Tutela e valorizzazione dei beni architettonici, storico-artistici ed etnoantropologici	347.384	354.672	7.288
Tutela e valorizzazione del paesaggio e dell'arte e architettura contemporanee	26.435	24.997	-1.438
Tutela e valorizzazione dei beni archivistici	134.099	125.201	-8.897
Tutela e valorizzazione dei beni librari, promozione del libro e dell'editoria	145.735	127.166	-18.570
Coordinamento e indirizzo per i beni e le attivita' culturali a livello territoriale	1.474	21.925	20.451
Istruzione scolastica	**43.274.998**	**43.896.313**	**621.315**
Programmazione e coordinamento dell'istruzione scolastica	442.599	387.118	-55.481
Istruzione prescolastica	4.184.869	4.194.060	9.191
Istruzione post-secondaria	5.408	355	-5.053

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
	Istruzione degli adulti	4.135	100	-4.035
	Diritto allo studio, condizione studentesca	28.119	6.042	-22.077
	Istituzioni scolastiche non statali	535.318	401.925	-133.393
	Sostegno all'istruzione	154.948	119.686	-35.262
	Istruzione primaria	12.730.990	12.973.809	242.819
	Istruzione secondaria di primo grado	9.340.295	9.569.223	228.928
	Istruzione secondaria di secondo grado	15.848.316	16.243.994	395.678
	Istruzione universitaria	**8.682.994**	**8.549.340**	**-133.654**
	Diritto allo studio nell'istruzione universitaria	249.284	184.182	-65.102
	Istituti di alta cultura	430.129	409.936	-20.193
	Sistema universitario e formazione post-universitaria	8.003.581	7.955.222	-48.359
	Diritti sociali, politiche sociali e famiglia	**24.292.817**	**24.378.520**	**85.703**
	Associazionismo, volontariato e formazioni sociali	5.147	1.720	-3.427
	Lotta alle dipendenze	-	10.461	10.461
	Protezione sociale per particolari categorie	5.578.297	5.509.577	-68.720
	Garanzia dei diritti dei cittadini	134.939	127.243	-7.696
	Sostegno alla famiglia	1.376.462	1.086.665	-289.797
	Promozione dei diritti e delle pari opportunita'	64.431	29.984	-34.447
	Programmazione sociale, trasferimenti assistenziali e finanziamento nazionale della spesa sociale	17.130.078	17.610.211	480.133
	Promozione dei diritti sociali, politiche di inclusione sociale e misure di sostegno delle persone in condizioni di bisogno	3.464	2.659	-805
	Politiche previdenziali	**68.484.121**	**75.544.098**	**7.059.977**
	Previdenza obbligatoria e complementare, sicurezza sociale - trasferimenti agli enti ed organismi interessati	68.484.121	75.544.098	7.059.977
	Politiche per il lavoro	**3.711.287**	**3.297.991**	**-413.295**
	Regolamentazione e vigilanza del lavoro	79.880	65.753	-14.127

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO PER IL 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
Infortuni sul lavoro	7.304	7.329	25
Servizi per lo sviluppo del mercato del lavoro	254.288	159.590	-94.698
Reinserimento lavorativo e sostegno all'occupazione ed al reddito	3.369.814	3.065.319	-304.495
Immigrazione, accoglienza e garanzia dei diritti	**1.527.503**	**1.416.197**	**-111.305**
Garanzia dei diritti e interventi per lo sviluppo della coesione sociale	326.792	274.008	-52.784
Gestione flussi migratori	73.149	60.826	-12.323
Rapporti con le confessioni religiose	1.025.812	1.079.692	53.880
Flussi migratori per motivi di lavoro e politiche di integrazione sociale delle persone immigrate	101.749	1.670	-100.079
Sviluppo e riequilibrio territoriale	**4.665.347**	**6.139.432**	**1.474.085**
Politiche per lo sviluppo economico ed il miglioramento istituzionale delle aree sottoutilizzate	4.665.347	6.139.432	1.474.085
Politiche economico-finanziarie e di bilancio	**27.914.232**	**28.735.046**	**820.815**
Regolazione giurisdizione e coordinamento del sistema della fiscalita'	6.322.161	5.340.716	-981.445
Programmazione economico-finanziaria e politiche di bilancio	627.336	2.850.521	2.223.185
Prevenzione e repressione delle frodi e delle violazioni agli obblighi fiscali	2.410.279	2.517.686	107.407
Regolamentazione e vigilanza sul settore finanziario	47.440	27.263	-20.177
Regolazioni contabili, restituzioni e rimborsi d'imposte	18.507.016	17.998.860	-508.156
Giovani e sport	**962.522**	**728.165**	**-234.357**
Attivita' ricreative e sport	823.987	632.306	-191.681
Incentivazione e sostegno alla gioventu'	138.535	95.859	-42.676
Turismo	**111.175**	**75.933**	**-35.242**
Sviluppo e competitivita' del turismo	111.175	75.933	-35.242
Servizi istituzionali e generali delle amministrazioni pubbliche	**3.172.033**	**2.123.239**	**-1.048.794**
Servizi generali, formativi, assistenza legale ed approvvigionamenti per le Amministrazioni pubbliche	1.015.897	605.708	-410.189
Indirizzo politico	265.501	223.106	-42.395

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
	Servizi e affari generali per le Amministrazioni di competenza	1.890.634	1.294.425	-596.210
	Fondi da ripartire	**13.871.285**	**12.226.158**	**-1.645.127**
	Fondi da assegnare	10.278.794	8.182.022	-2.096.771
	Fondi di riserva e speciali	3.592.492	4.044.136	451.644
	Debito pubblico	**276.223.876**	**296.558.068**	**20.334.192**
	Oneri per il servizio del debito statale	85.047.352	81.348.598	-3.698.754
	Rimborsi del debito statale	191.176.524	215.209.470	24.032.947
	TOTALE GENERALE	**704.818.215**	**712.644.980**	**7.826.765**

ALLEGATO B

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA

ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2009

A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
TITOLO I - ENTRATE TRIBUTARIE	**423.190.800**	**433.680.000**	**10.489.200**
CATEGORIA I - IMPOSTE SUL PATRIMONIO E SUL REDDITO	**247.346.500**	**256.777.000**	**9.430.500**
IMPOSTA SUI REDDITI	175.056.500	185.078.000	10.021.500
IMPOSTA SUL REDDITO DELLE SOCIETA'	52.197.000	52.820.000	623.000
IMPOSTA LOCALE SUI REDDITI	66.000	80.000	14.000
RITENUTA SU INTERESSI E REDDITI DI CAPITALE	12.226.000	12.355.000	129.000
RITENUTE SU CONTRIBUTI DI ENTI PUBBLICI, PREMI E VINCITE, PREMI ASSICURAZIONE VITA IN CASO DI RISCATTO	579.000	585.000	6.000
IMPOSTE SOSTITUTIVE PREVISTE DALL'ARTICOLO 3, COMMI 160, 161 E 162 DELLA LEGGE 23 DICEMBRE 1996, N.662.	953.000	967.000	14.000
IMPOSTA SOSTITUTIVA DELL'IRE, DELL'IRES E DELL'IRAP, SUL MAGGIOR VALORE DELLE RIMANENZE FINALI DETERMINATO PER EFFETTO DELLA PRIMA APPLICAZIONE DELL'ART. 92-BIS DEL T.U.I.R.	-	244.000	244.000
SOMMA PARI AL 20 PER CENTO DEI PROVENTI DERIVANTI DA DEPOSITI DI DENARO, DI VALORI MOBILIARI E DI ALTRI TITOLI DIVERSI DALLE AZIONI E DA TITOLI SIMILARI	43.000	43.000	-
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI PER LA RIDERMINAZIONE DEI VALORI DI ACQUISTO DI PARTECIPAZIONI NON NEGOZIATE NEI MERCATI REGOLAMENTATI	894.000	200.000	-694.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUL REDDITO A CARICO DEI FONDI DI INVESTIMENTO	382.000	467.000	85.000
IMPOSTA SOSTITUTIVA SULLE INDENNITA' DI ESPROPRIO DELLE AREE FABBRICABILI	60.000	60.000	-
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI PER LA RIDERMINAZIONE DEI VALORI DI ACQUISTO DEI TERRENI EDIFICABILI	531.000	100.000	-431.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI SULLE RISERVE ED ALTRI FONDI IN SOSPENSIONE DI IMPOSTA	1.000	P.M.	-1.000
IMPOSTA SOSTUTITIVA DELLE IMPOSTE SUI REDDITI DA APPLICARE AI FONDI PENSIONE ED ALLE ALTRE FORME PENSIONISTICHE COMPLEMENTARI ED INDIVIDUALI	145.000	145.000	-
IMPOSTA SOSTITUTIVA SUI REDDITI DI CUI ALL'ART. 41, COMMA 1, LETTERA G-QUINQUIES DEL TESTO UNICO DELLE IMPOSTE SUI REDDITI	503.000	503.000	-
IMPOSTA SOSTITUTIVA SUI REDDITI DERIVANTI DALLA RIVALUTAZIONE DEI FONDI PER IL TFR E DAI RENDIMENTI ATTRIBUITI AI FONDI DI PREVIDENZA	295.000	295.000	-
IMPOSTA SOSTITUTIVA SULLA RIVALUTAZIONE DI TERRENI EDIFICABILI O RISULTANTI TALI A SEGUITO DI DEMOLIZIONE DI EDIFICI ESISTENTI	166.000	P.M.	-166.000
RITENUTE D'ACCONTO O D'IMPOSTA SUGLI UTILI DISTRIBUITI DALLE PERSONE GIURIDICHE	543.000	230.000	-313.000
IMPOSTA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 35 PER CENTO	133.000	133.000	-

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA
ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2009
A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
QUOTA DEL 12,25 PER CENTO DELL'INCASSO LORDO DEI PROVENTI DELLE ATTIVITA' DI GIUOCO E DEI CONCORSI PRONOSTICI	195.000	195.000	-
IMPOSTA SULLE RISERVE MATEMATICHE DEI RAMI VITA DELLE SOCIETA' ED ENTI CHE ESERCITANO ATTIVITA' ASSICURATIVA	1.105.000	1.259.000	154.000
IMPOSTE DIRETTE DERIVANTI DALLA DEFINIZIONE DI PENDENZE E CONTROVERSIE TRIBUTARIE	37.000	42.000	5.000
ENTRATE SOSTITUTIVE DELLE IMPOSTE SUI REDDITI SULLE RIVALUTAZIONI DEI BENI AZIENDALI ISCRITTI IN BILANCIO E SULLO SMOBILIZZO DEI FONDI IN SOSPENSIONE DI IMPOSTA	223.000	8.000	-215.000
ALTRI	1.013.000	968.000	-45.000
CATEGORIA II - TASSE ED IMPOSTE SUGLI AFFARI	**128.037.300**	**127.569.000**	**-468.300**
IMPOSTA SUL VALORE AGGIUNTO	103.861.300	102.350.000	-1.511.300
IMPOSTA DI REGISTRO	6.152.000	6.286.000	134.000
IMPOSTA DI BOLLO	5.766.000	5.968.000	202.000
IMPOSTA SULLE ASSICURAZIONI	3.083.000	3.624.000	541.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE DI REGISTRO, DI BOLLO, IPOTECARIE E CATASTALI E DELLE TASSE SULLE CONCESSIONI GOVERNATIVE	652.000	658.000	6.000
IMPOSTA IPOTECARIA	2.595.000	2.703.000	108.000
IMPOSTA SULLE SUCCESSIONI E DONAZIONI	50.000	50.000	-
TASSA SULLE CONCESSIONI GOVERNATIVE	1.608.000	1.611.000	3.000
TASSE AUTOMOBILISTICHE	705.000	711.000	6.000
SOVRATTASSA SU AUTOVETTURE MOTORE DIESEL	2.000	2.000	-
CANONE DI ABBONAMENTO ALLE RADIOAUDIZIONI CIRCOLARI AD ALLA TELEVISIONE	1.651.000	1.664.000	13.000
IMPOSTA SUGLI INTRATTENIMENTI	58.000	58.000	-
IMPOSTA UNICA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 25 PER CENTO	91.000	91.000	-
TASSE DI PUBBLICO INSEGNAMENTO E RELATIVE ALLA ISTRUZIONE SUPERIORE	35.000	35.000	-
DIRITTI CATASTALI E DI SCRITTURATO	1.149.000	1.174.000	25.000
ALTRI	579.000	584.000	5.000
CATEGORIA III - IMPOSTE SULLA PRODUZIONE, SUI CONSUMI E DOGANE	**26.814.000**	**28.051.000**	**1.237.000**
IMPOSTA DI FABBRICAZIONE SUGLI OLII MINERALI E LORO DERIVATI	20.854.000	21.019.000	165.000
DAZI C.E.C.A. ED ALTRI DIRITTI DOGANALI	8.000	8.000	-
SOVRAIMPOSTE DI CONFINE	69.000	69.000	-
IMPOSTA DI FABBRICAZIONE SUI GAS INCONDENSABILI	484.000	488.000	4.000

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA
ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2009
A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
IMPOSTA DI FABBRICAZIONE SUGLI SPIRITI	623.000	628.000	5.000
IMPOSTA DI FABBRICAZIONE SULLA BIRRA	486.000	490.000	4.000
IMPOSTA SULL'ENERGIA ELETTRICA	1.615.000	1.629.000	14.000
IMPOSTA DI CONSUMO SUL GAS METANO	2.164.000	3.205.000	1.041.000
IMPOSTA DI CONSUMO SUGLI OLI LUBRIFICANTI E SUI BITUMI DI PETROLIO	399.000	403.000	4.000
ALTRI	112.000	112.000	-
CATEGORIA IV - MONOPOLI	**10.219.000**	**10.335.000**	**116.000**
IMPOSTA SUL CONSUMO DEI TABACCHI	10.213.000	10.329.000	116.000
IMPOSTA SULLA FABBRICAZIONE DEI FIAMMIFERI	3.000	3.000	-
ALTRI	3.000	3.000	-
CATEGORIA V - LOTTO, LOTTERIE ED ALTRE ATTIVITA' DI GIUOCO	**10.774.000**	**10.948.000**	**174.000**
PROVENTO DEL LOTTO	5.911.000	6.062.000	151.000
PRELIEVO ERARIALE SUGLI APPARECCHI E CONGEGNI DI GIOCO	2.230.000	2.230.000	-
PROVENTI DELLE ATTIVITA' DI GIUOCO	638.000	644.000	6.000
IMPOSTA UNICA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 40 PER CENTO	139.000	141.000	2.000
UTILE DELLE LOTTERIE NAZIONALI	20.000	20.000	-
DIRITTO FISSO ERARIALE SUI CONCORSI PRONOSTICI	146.000	147.000	1.000
PROVENTI DERIVANTI DALLE LOTTERIE NAZIONALI AD ESTRAZIONE ISTANTANEA	1.515.000	1.529.000	14.000
ALTRI	175.000	175.000	-
TITOLO II - ENTRATE EXTRA-TRIBUTARIE	**30.876.377**	**28.873.704**	**-2.002.672**
PROVENTI SPECIALI	670.588	652.397	-18.191
PROVENTI DI SERVIZI PUBBLICI MINORI	5.423.081	3.821.823	-1.601.258
PROVENTI DEI BENI DELLO STATO	797.443	330.700	-466.743
PRODOTTI NETTI DI AZIENDE AUTONOME ED UTILI DI GESTIONE	3.935.262	1.660.000	-2.275.262
INTERESSI SU ANTICIPAZIONI E CREDITI VARI DEL TESORO	5.608.403	4.971.890	-636.513
RECUPERI, RIMBORSI E CONTRIBUTI	11.777.118	14.718.261	2.941.143
PARTITE CHE SI COMPENSANO NELLA SPESA	2.664.481	2.718.632	54.151
TOTALE ENTRATE TRIBUTARIE ED EXTRATIBUTARIE	**454.067.177**	**462.553.704**	**8.486.528**
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI	**3.364.824**	**1.350.356**	**-2.014.468**
VENDITA DI BENI IMMOBILI ED AFFRANCAZIONE DI CANONI	1.380.300	451.800	-928.500

ALLEGATO B

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA
ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2009
A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
AMMORTAMENTO DI BENI PATRIMONIALI	870.356	889.874	19.519
RIMBORSO DI ANTICIPAZIONI E DI CREDITI DEL TESORO	1.114.169	8.682	-1.105.487
TOTALE ENTRATE FINALI	**457.432.001**	**463.904.061**	**6.472.060**
ACCENSIONE DI PRESTITI	**239.454.744**	**255.790.919**	**16.336.176**
TOTALE ENTRATE	**696.886.744**	**719.694.980**	**22.808.236**

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
	TITOLO I - SPESE CORRENTI	**451.232.212**	**450.765.286**	**-466.926**
1.	**REDDITI DA LAVORO DIPENDENTE**	**91.554.936**	**89.132.499**	**-2.422.436**
1.0.	SOMME NON RIPARTIBILI	60.480	30.721	-29.759
1.1.	RETRIBUZIONI LORDE IN DENARO	64.828.717	61.467.023	-3.361.693
1.1.0.	CL. ECONOMICA	30.000	30.285	285
1.1.1.	STIPENDI	59.190.077	56.293.656	-2.896.421
1.1.2.	LAVORO STRAORDINARIO	1.265.863	1.189.646	-76.217
1.1.3.	FONDO UNICO AMMINISTRAZIONE	820.440	615.123	-205.317
1.1.4.	INCENTIVI PER L'OFFERTA FORMATIVA	44.298	44.835	538
1.1.5.	ALTRI COMPENSI AL PERSONALE	3.472.899	3.286.040	-186.859
1.1.6.	LAVORO A TEMPO DETERMINATO	5.140	7.437	2.298
1.2.	RETRIBUZIONI IN NATURA	749.376	737.379	-11.997
1.2.1.	BUONI PASTO	126.471	130.142	3.671
1.2.2.	MENSE	183.147	176.598	-6.549
1.2.3.	VESTIARIO	100.065	97.970	-2.095
1.2.4.	ALTRE	339.693	332.669	-7.023
1.3.	CONTRIBUTI SOCIALI EFFETTIVI A CARICO DEL DATORE DI LAVORO	24.797.603	25.797.887	1.000.284
1.3.1.	CONTRIBUTI SOCIALI EFFETTIVI A CARICO DEL DATORE DI LAVORO	24.797.603	25.797.887	1.000.284
1.4.	CONTRIBUTI SOCIALI FIGURATIVI A CARICO DEL DATORE DI LAVORO	1.118.760	1.099.489	-19.271
1.4.1.	CONTRIBUTI SOCIALI FIGURATIVI A CARICO DEL DATORE DI LAVORO	1.118.760	1.099.489	-19.271
2.	**CONSUMI INTERMEDI**	**10.808.915**	**7.433.423**	**-3.375.492**
2.0.	SOMME NON RIPARTIBILI	385.344	781.601	396.258
2.1.	ACQUISTO DI BENI	1.679.699	1.068.493	-611.207
2.1.1.	BENI DI CONSUMO	1.328.790	934.802	-393.988

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
2.1.2.	PUBBLICAZIONI PERIODICHE	45.678	15.059	-30.618
2.1.3.	ARMI E MATERIALE BELLICO PER USI MILITARI	305.232	118.631	-186.600
2.2.	ACQUISTO DI SERVIZI EFFETTIVI	8.743.730	5.583.244	-3.160.486
2.2.0.	CL. ECONOMICA	402	3.646	3.244
2.2.1.	NOLEGGI, LOCAZIONI E LEASING OPERATIVO	933.466	885.539	-47.927
2.2.2.	MANUTENZIONE ORDINARIA E RIPARAZIONI	1.350.084	541.491	-808.593
2.2.3.	UTENZE, SERVIZI AUSILIARI, SPESE DI PULIZIA	675.455	264.349	-411.106
2.2.4.	SPESE POSTALI E VALORI BOLLATI	54.985	22.917	-32.068
2.2.5.	CORSI DI FORMAZIONE	229.052	74.881	-154.171
2.2.6.	SPESE PER ACCERTAMENTI SANITARI RESI NECESSARI DALL'ATTIVITA' LAVORATIVA	53.706	25.430	-28.276
2.2.7.	SPESE DI RAPPRESENTANZA, RELAZIONI PUBBLICHE, CONVEGNI E MOSTRE, PUBBLICITA'	141.836	101.922	-39.914
2.2.8.	COMMISSIONI, COMITATI, CONSIGLI	201.458	115.931	-85.527
2.2.9.	COMPENSI PER INCARICHI CONTINUATIVI	159.148	140.881	-18.267
2.2.10.	STUDI, CONSULENZE, INDAGINI	99.216	56.216	-43.000
2.2.11.	AGGI DI RISCOSSIONE	612.492	553.993	-58.500
2.2.12.	COMMISSIONI SU TITOLI	612.853	642.384	29.531
2.2.13.	INDENNITA' DI MISSIONE E RIMBORSI SPESE VIAGGI	438.756	199.884	-238.872
2.2.14.	ALTRI SERVIZI	3.049.934	1.838.246	-1.211.689
2.2.15.	CANONI FIP	130.886	115.533	-15.353
2.3.	ACQUISTO DI SERVIZI FIGURATIVI	142	84	-57
2.3.1.	FITTI FIGURATIVI	142	84	-57
3.	**IMPOSTE PAGATE SULLA PRODUZIONE**	**4.682.376**	**4.864.674**	**182.298**
3.0.	SOMME NON RIPARTIBILI	-	-	-
3.1.	IMPOSTE PAGATE SULLA PRODUZIONE	4.682.376	4.864.674	182.298

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
3.1.1.	IMPOSTE PAGATE SULLA PRODUZIONE	4.682.376	4.864.674	182.298
4.	**TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE**	**204.925.910**	**212.754.684**	**7.828.774**
4.0.	SOMME NON RIPARTIBILI	89.669	149.388	59.719
4.1.	AMMINISTRAZIONI CENTRALI	10.843.609	9.125.228	-1.718.382
4.1.1.	ORGANI COSTITUZIONALI	8.508.639	7.250.581	-1.258.058
4.1.2.	ENTI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	1.173.869	873.013	-300.856
4.1.3.	ENTI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	595.774	469.669	-126.104
4.1.4.	ENTI DI RICERCA	565.327	531.964	-33.363
4.2.	AMMINISTRAZIONI LOCALI	113.598.972	115.898.991	2.300.018
4.2.0.	CL. ECONOMICA	-	-	-
4.2.1.	REGIONI	91.497.465	92.191.685	694.220
4.2.2.	COMUNI E PROVINCE	13.281.088	15.030.002	1.748.914
4.2.3.	ENTI PRODUTTORI DI SERVIZI SANITARI	353.061	304.883	-48.177
4.2.5.	ENTI LOCALI PRODUTTORI DI SERVIZI ASSISTENZIALI RICREATIVI E CULTURALI	8.467.359	8.372.420	-94.939
4.3.	ENTI DI PREVIDENZA	80.393.659	87.581.078	7.187.419
4.3.1.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	80.393.659	87.581.078	7.187.419
5.	**TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE**	**4.307.113**	**3.775.306**	**-531.808**
5.0.	SOMME NON RIPARTIBILI	-	-	-
5.1.	PRESTAZIONI SOCIALI IN DENARO	1.328.963	1.262.662	-66.302
5.1.1.	PRESTAZIONI DI ASSISTENZA SOCIALE	1.084.158	1.080.058	-4.100
5.1.2.	ALTRE PRESTAZIONI	244.806	182.604	-62.202
5.2.	TRASFERIMENTI SOCIALI IN NATURA	351.536	289.944	-61.592
5.2.1.	TRASFERIMENTI DI ASSISTENZA SOCIALE	158.874	153.729	-5.144
5.2.2.	ALTRE PRESTAZIONI	192.662	136.215	-56.447

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
5.3.	ALTRI TRASFERIMENTI	2.626.614	2.222.700	-403.914
5.3.1.	FAMIGLIE	910.335	623.602	-286.733
5.3.2.	ISTITUZIONI SOCIALI PRIVATE	1.716.278	1.599.097	-117.181
6.	**TRASFERIMENTI CORRENTI A IMPRESE**	**4.955.511**	**3.281.468**	**-1.674.043**
6.0.	SOMME NON RIPARTIBILI	33.710	8.000	-25.710
6.1.	CONTRIBUTI AI PRODOTTI E ALLA PRODUZIONE	4.639.302	3.105.234	-1.534.068
6.1.0.	CL. ECONOMICA	-	-	-
6.1.1.	CONTRIBUTI ALLE IMPORTAZIONI	30.832	30.832	-
6.1.2.	ALTRI CONTRIBUTI AI PRODOTTI	2.627.698	1.587.005	-1.040.693
6.1.3.	CONTRIBUTI IN CONTO INTERESSI	370.969	392.633	21.664
6.1.4.	ALTRI CONTRIBUTI ALLA PRODUZIONE	1.609.802	1.094.763	-515.039
6.2.	ALTRI TRASFERIMENTI A IMPRESE	282.499	168.234	-114.265
6.2.0.	CL. ECONOMICA	282.499	168.234	-114.265
7.	**TRASFERIMENTI CORRENTI A ESTERO**	**2.064.434**	**1.493.288**	**-571.146**
7.0.	SOMME NON RIPARTIBILI	-	-	-
7.1.	TRASFERIMENTI CORRENTI A ESTERO	2.064.434	1.493.288	-571.146
7.1.1.	UNIONE EUROPEA	38.188	39.651	1.462
7.1.2.	ALTRO	2.026.246	1.453.637	-572.608
8.	**RISORSE PROPRIE CEE**	**15.800.000**	**17.000.000**	**1.200.000**
8.0.	SOMME NON RIPARTIBILI	15.800.000	17.000.000	1.200.000
9.	**INTERESSI PASSIVI E REDDITI DA CAPITALE**	**85.434.077**	**81.320.133**	**-4.113.944**
9.0.	SOMME NON RIPARTIBILI	2.000	2.000	-
9.1.	INTERESSI PASSIVI	85.432.077	81.318.133	-4.113.944
9.1.1.	INTERESSI PASSIVI A BREVE	6.500.000	6.800.000	300.000

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
9.1.2.	INTERESSI PASSIVI SU TITOLI A LUNGA	68.497.627	63.425.000	-5.072.627
9.1.3.	INTERESSI SU MUTUI	2.436.380	2.222.114	-214.265
9.1.4.	ALTRI INTERESSI	7.998.070	8.871.019	872.948
10.	**POSTE CORRETTIVE E COMPENSATIVE**	**18.417.043**	**17.037.943**	**-1.379.100**
10.0.	SOMME NON RIPARTIBILI	50.004	50.000	-4
10.1.	RESTITUZIONI E RIMBORSO DI IMPOSTE	11.771.652	10.515.433	-1.256.220
10.1.0.	CL. ECONOMICA	-	-	-
10.1.1.	RESTITUZIONE E RIMBORSO DI IMPOSTE DIRETTE	11.010.016	9.780.000	-1.230.016
10.1.2.	RESTITUZIONE E RIMBORSO DI IMPOSTE INDIRETTE	761.636	735.433	-26.204
10.2.	VINCITE LOTTO	4.400.051	4.500.032	99.981
10.2.0.	CL. ECONOMICA	4.400.000	4.500.000	100.000
10.2.1.	ALTRI	51	32	-19
10.3.	ALTRE POSTE CORRETTIVE E COMPENSATIVE	2.195.335	1.972.478	-222.857
10.3.0.	CL. ECONOMICA	2.195.335	1.972.478	-222.857
11.	**AMMORTAMENTI**	**870.356**	**889.874**	**19.519**
11.1.	BENI MOBILI	684.486	704.005	19.519
11.1.0.	CL. ECONOMICA	684.486	704.005	19.519
11.2.	BENI IMMOBILI	185.870	185.869	
11.2.0.	CL. ECONOMICA	185.870	185.869	
12.	**ALTRE USCITE CORRENTI**	**7.411.542**	**11.781.995**	**4.370.453**
12.0.	SOMME NON RIPARTIBILI	6.000	8.574	2.574
12.1.	PREMI DI ASSICURAZIONE	5.141	3.294	-1.846
12.1.0.	CL. ECONOMICA	5.141	3.294	-1.846
12.2.	ALTRE USCITE CORRENTI	7.400.401	11.770.127	4.369.726

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
12.2.1.	FONDI SPECIALI	657.661	144.136	-513.525
12.2.2.	FONDI DI RISERVA	3.437.222	5.719.305	2.282.083
12.2.3.	ALTRE SOMME NON ALTROVE CLASSIFICATE	3.305.518	5.906.686	2.601.168

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
	TITOLO II - SPESE IN CONTO CAPITALE	**62.398.478**	**46.634.223**	**-15.764.255**
21.	**INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI**	**8.541.945**	**4.865.963**	**-3.675.982**
21.0.	SOMME NON RIPARTIBILI	206.170	1.059.319	853.149
21.1.	INVESTIMENTI FISSI LORDI	8.315.762	3.791.181	-4.524.581
21.1.1.	MEZZI DI TRASPORTO	115.464	98.564	-16.900
21.1.2.	MOBILI, MACCHINARI, ATTREZZATURE	156.092	97.805	-58.287
21.1.3.	FABBRICATI RESIDENZIALI	34.254	23.799	-10.455
21.1.4.	FABBRICATI NON RESIDENZIALI	229.803	186.835	-42.967
21.1.5.	OPERE PUBBLICHE	1.188.987	605.362	-583.625
21.1.6.	SOFTWARE E HARDWARE	443.381	258.596	-184.785
21.1.7.	INFRASTRUTTURE MILITARI	265.577	219.202	-46.375
21.1.8.	ARMI LEGGERE E VEICOLI PER SICUREZZA PUBBLICA	87.513	78.302	-9.211
21.1.9.	ALTRI INVESTIMENTI	5.794.691	2.222.716	-3.571.975
21.2.	ACQUISTI DI TERRENI E BENI MATERIALI NON PRODOTTI	20.013	15.464	-4.550
21.2.0.	CL. ECONOMICA	20.013	15.464	-4.550
22.	**CONTRIBUTI AGLI INVESTIMENTI**	**24.620.407**	**20.459.379**	**-4.161.028**
22.0.	SOMME NON RIPARTIBILI	25.077	20.822	-4.255
22.1.	AMMINISTRAZIONI CENTRALI	14.157.118	10.422.643	-3.734.475
22.1.0.	CL. ECONOMICA	-	-	-
22.1.1.	ENTI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	11.981.061	8.363.589	-3.617.471
22.1.2.	ENTI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	82.225	102.014	19.789
22.1.3.	ENTI DI RICERCA	2.093.833	1.957.040	-136.793
22.2.	AMMINISTRAZIONI LOCALI	8.682.033	8.560.496	-121.537
22.2.0.	CL. ECONOMICA	-	3.907	3.907

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
22.2.1.	REGIONI	4.952.107	5.021.458	69.351
22.2.2.	COMUNI E PROVINCE	3.128.056	3.015.491	-112.564
22.2.3.	ENTI PRODUTTORI DI SERVIZI SANITARI	8.500	6.566	-1.934
22.2.4.	ENTI LOCALI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	488.660	426.520	-62.140
22.2.5.	ENTI LOCALI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	104.710	86.554	-18.156
22.3.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	1.756.178	1.455.418	-300.761
22.3.1.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	1.756.178	1.455.418	-300.761
23.	**CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE**	**10.046.528**	**10.324.414**	**277.886**
23.0.	SOMME NON RIPARTIBILI	35.284	10.000	-25.284
23.1.	IMPRESE PRIVATE	5.628.659	5.218.988	-409.671
23.1.0.	CL. ECONOMICA	10.000	7.725	-2.275
23.1.1.	IMPRESE PRIVATE	5.618.646	5.211.254	-407.392
23.1.6.	ALTRI	13	9	-4
23.2.	IMPRESE PUBBLICHE	4.382.585	5.095.427	712.842
23.2.1.	IMPRESE PUBBLICHE	4.382.585	5.095.427	712.842
24.	**CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE**	**127.531**	**95.553**	**-31.978**
24.0.	SOMME NON RIPARTIBILI	15.000	11.587	-3.413
24.1.	FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	112.531	83.966	-28.565
24.1.0.	CL. ECONOMICA	112.531	83.966	-28.565
25.	**CONTRIBUTI AGLI INVESTIMENTI A ESTERO**	**351.481**	**204.523**	**-146.958**
25.1.	ESTERO	351.481	204.523	-146.958
25.1.1.	UNIONE EUROPEA	58.209	58.130	-79
25.1.2.	ALTRO	293.272	146.392	-146.879
26.	**ALTRI TRASFERIMENTI IN CONTO CAPITALE**	**9.161.528**	**10.314.480**	**1.152.952**

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
26.0.	SOMME NON RIPARTIBILI	50.325	4.000	-46.325
26.1.	AMMINISTRAZIONI PUBBLICHE	2.101.816	1.664.218	-437.597
26.1.1.	RIPIANO DEBITI PREGRESSI	2.047.527	1.610.301	-437.226
26.1.2.	TRASFERIMENTI A ENTI PREVIDENZIALI IN RELAZIONE AD OPERAZIONI DI CARTOLARIZZAZIONE	-	-	-
26.1.3.	ALTRI	54.289	53.917	-371
26.2.	IMPRESE	225.487	175.260	-50.227
26.2.0.	CL. ECONOMICA	89.964	75.370	-14.594
26.2.1.	RIPIANO DEBITI PREGRESSI	-	-	-
26.2.2.	ALTRI	135.523	99.891	-35.632
26.3.	FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	774	522	-252
26.3.2.	ALTRI	774	522	-252
26.4.	ALTRI TRASFERIMENTI	6.783.127	8.470.479	1.687.352
26.4.1.	FONDI SPECIALI	122.845	-	-122.845
26.4.3.	SOMME NON ALTROVE CLASSIFICATE	6.660.282	8.470.479	1.810.197
31.	**ACQUISIZIONI DI ATTIVITA' FINANZIARIE**	**9.549.059**	**369.911**	**-9.179.148**
31.0.	SOMME NON RIPARTIBILI	9.100.000	-	-9.100.000
31.3.	CONCESSIONE DI PRESTITI	268.173	220.000	-48.173
31.3.1.	A BREVE TERMINE	-	-	-
31.3.2.	A LUNGO TERMINE	268.173	220.000	-48.173
31.4.	AZIONI E ALTRE PARTECIPAZIONI	180.886	149.911	-30.975
31.4.3.	ALTRE PARTECIPAZIONI	180.886	149.911	-30.975

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
	TITOLO III - RIMBORSO PASSIVITA' FINANZIARIE	**191.187.524**	**215.245.470**	**24.057.947**
61.	**RIMBORSO PASSIVITA' FINANZIARIE**	**191.187.524**	**215.245.470**	**24.057.947**
61.2.	TITOLI	187.870.000	213.353.000	25.483.000
61.2.1.	A BREVE TERMINE	55.000.000	78.000.000	23.000.000
61.2.2.	A LUNGO TERMINE	132.870.000	135.353.000	2.483.000
61.3.	PRESTITI	3.317.524	1.892.470	-1.425.053
61.3.2.	A LUNGO TERMINE	3.317.524	1.892.470	-1.425.053
	TOTALE GENERALE	**704.818.215**	**712.644.980**	**7.826.765**

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
1.	**SERVIZI GENERALI DELLE PUBBLICHE AMMINISTRAZIONI**	**434.472.254**	**444.748.591**	**10.276.337**
1.1.	ORGANI ESECUTIVI E LEGISLATIVI, ATTIVITA' FINANZIARIE E FISCALI E AFFARI ESTERI	31.514.997	31.900.396	385.399
1.1.1.	ORGANI ESECUTIVI E LEGISLATIVI	2.926.128	2.704.747	-221.381
1.1.2.	AFFARI FINANZIARI E FISCALI	26.650.741	27.424.730	773.989
1.1.3.	AFFARI ESTERI	1.938.128	1.770.919	-167.209
1.2.	AIUTI ECONOMICI INTERNAZIONALI	1.069.848	431.362	-638.485
1.2.1.	AIUTI ECONOMICI AI PAESI IN VIA DI SVILUPPO ED IN TRANSIZIONE	590.667	265.073	-325.594
1.2.2.	AIUTI ECONOMICI EROGATI ATTRAVERSO ORGANISMI INTERNAZIONALI	479.181	166.289	-312.891
1.3.	SERVIZI GENERALI	1.402.479	1.361.496	-40.982
1.3.1.	SERVIZI GENERALI DEL PERSONALE	46.425	36.993	-9.432
1.3.2.	SERVIZI DI PROGRAMMAZIONE	48.181	39.716	-8.465
1.3.3.	SERVIZI STATISTICI	167.396	174.192	6.796
1.3.4.	ALTRI SERVIZI	1.140.477	1.110.595	-29.882
1.4.	RICERCA DI BASE	2.622.830	2.464.697	-158.132
1.4.1.	RICERCA DI BASE	2.622.830	2.464.697	-158.132
1.6.	SERVIZI PUBBLICI GENERALI NON ALTRIMENTI CLASSIFICABILI	12.793.844	9.284.684	-3.509.159
1.6.1.	SERVIZI PUBBLICI GENERALI NON ALTRIMENTI CLASSIFICABILI	12.793.844	9.284.684	-3.509.159
1.7.	TRANSAZIONI RELATIVE AL DEBITO PUBBLICO	276.157.208	296.490.705	20.333.497
1.7.1.	TRANSAZIONI RELATIVE AL DEBITO PUBBLICO	276.157.208	296.490.705	20.333.497
1.8.	TRASFERIMENTI A CARATTERE GENERALE TRA DIVERSI LIVELLI DI GOVERNO	108.911.050	102.815.249	-6.095.800
1.8.1.	TRASFERIMENTI A CARATTERE GENERALE TRA DIVERSI LIVELLI DI GOVERNO	108.911.050	102.815.249	-6.095.800
2.	**DIFESA**	**22.947.543**	**21.205.463**	**-1.742.080**
2.1.	DIFESA MILITARE	22.078.652	17.996.855	-4.081.797
2.1.1.	DIFESA MILITARE	22.078.652	17.996.855	-4.081.797

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
2.2.	DIFESA CIVILE	43.020	35.638	-7.382
2.2.1.	DIFESA CIVILE	43.020	35.638	-7.382
2.3.	AIUTI MILITARI ALL'ESTERO	206.797	1.113.906	907.109
2.3.1.	AIUTI MILITARI ALL'ESTERO	206.797	1.113.906	907.109
2.4.	RICERCA E SVILUPPO PER LA DIFESA	61.158	51.559	-9.599
2.4.1.	RICERCA E SVILUPPO PER LA DIFESA	61.158	51.559	-9.599
2.5.	DIFESA NON ALTRIMENTI CLASSIFICABILE	557.916	2.007.505	1.449.589
2.5.1.	DIFESA NON ALTRIMENTI CLASSIFICABILE	557.916	2.007.505	1.449.589
3.	**ORDINE PUBBLICO E SICUREZZA**	**20.561.354**	**19.944.202**	**-617.152**
3.1.	SERVIZI DI POLIZIA	9.962.856	10.063.434	100.578
3.1.1.	SERVIZI DI POLIZIA	9.962.856	10.063.434	100.578
3.2.	SERVIZI ANTINCENDIO	2.514.218	2.245.059	-269.159
3.2.1.	SERVIZI ANTINCENDIO	2.514.218	2.245.059	-269.159
3.3.	TRIBUNALI	4.520.362	4.731.245	210.882
3.3.1.	TRIBUNALI	4.520.362	4.731.245	210.882
3.4.	CARCERI	3.310.113	2.795.664	-514.449
3.4.1.	CARCERI	3.310.113	2.795.664	-514.449
3.5.	RICERCA E SVILUPPO CONNESSI ALL'ORDINE PUBBLICO E SICUREZZA	-	31	31
3.5.1.	RICERCA E SVILUPPO CONNESSI ALL'ORDINE PUBBLICO E SICUREZZA	-	31	31
3.6.	ORDINE PUBBLICO E SICUREZZA NON ALTRIMENTI CLASSIFICABILI	253.804	108.770	-145.035
3.6.1.	ORDINE PUBBLICO E SICUREZZA NON ALTRIMENTI CLASSIFICABILI	253.804	108.770	-145.035
4.	**AFFARI ECONOMICI**	**58.655.232**	**53.661.531**	**-4.993.701**
4.1.	AFFARI GENERALI ECONOMICI, COMMERCIALI E DEL LAVORO	38.269.344	38.556.131	286.786
4.1.1.	AFFARI GENERALI ECONOMICI E COMMERCIALI	32.910.473	33.454.631	544.158

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
4.1.2.	AFFARI GENERALI DEL LAVORO	5.358.871	5.101.499	-257.372
4.2.	AGRICOLTURA, SILVICOLTURA, PESCA E CACCIA	1.917.281	1.257.071	-660.210
4.2.1.	AGRICOLTURA	1.837.748	1.225.740	-612.008
4.2.2.	SILVICOLTURA	-	-	-
4.2.3.	PESCA E CACCIA	79.532	31.331	-48.202
4.3.	COMBUSTIBILI ED ENERGIA	41.382	36.801	-4.581
4.3.2.	PETROLIO E GAS NATURALI	35.424	31.957	-3.467
4.3.3.	COMBUSTIBILI NUCLEARI	2.379	1.933	-446
4.3.5.	ENERGIA ELETTRICA	3.579	2.911	-668
4.4.	ATTIVITA' ESTRATTIVE, MANIFATTURIERE ED EDILIZIE	369.759	393.915	24.156
4.4.1.	ATTIVITA' ESTRATTIVE DI MINERALI DIVERSI DAI COMBUSTIBILI	21.477	17.470	-4.007
4.4.2.	ATTIVITA' MANIFATTURIERE	348.281	376.445	28.163
4.5.	TRASPORTI	15.276.566	10.612.064	-4.664.502
4.5.1.	TRASPORTI SU STRADA	6.760.220	2.646.074	-4.114.146
4.5.2.	TRASPORTI PER VIE D'ACQUA	1.261.245	935.595	-325.650
4.5.3.	TRASPORTO SU ROTAIA	6.863.335	6.795.279	-68.056
4.5.4.	TRASPORTO AEREI	337.581	179.460	-158.120
4.5.5.	TRASPORTI PER CONDOTTE E ALTRI TIPI	54.186	55.656	1.470
4.6.	COMUNICAZIONI	965.009	735.001	-230.008
4.6.1.	COMUNICAZIONI	965.009	735.001	-230.008
4.7.	ALTRI SETTORI	111.175	75.933	-35.242
4.7.3.	TURISMO	111.175	75.933	-35.242
4.8.	RICERCA E SVILUPPO PER GLI AFFARI ECONOMICI	983.658	1.036.939	53.281
4.8.1.	RICERCA E SVILUPPO PER GLI AFFARI GENERALI ECONOMICI, COMMERCIALI E DEL LAVORO	699.596	791.440	91.844

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
4.8.2.	RICERCA E SVILUPPO PER AGRICOLTURA, SILVICOLTURA, PESCA E CACCIA	49.985	47.272	-2.713
4.8.3.	RICERCA E SVILUPPO PER COMBUSTIBILI ED ENERGIA	191.954	173.198	-18.756
4.8.4.	RICERCA E SVILUPPO PER ATTIVITA' ESTRATTIVE, MANIFATTURIERE ED EDILIZIE	88	80	-8
4.8.5.	RICERCA E SVILUPPO PER TRASPORTI	33.633	16.801	-16.832
4.8.6.	RICERCA E SVILUPPO PER COMUNICAZIONI	8.401	8.148	-254
4.8.7.	RICERCA E SVILUPPO PER ALTRI SETTORI	-	-	-
4.9.	AFFARI ECONOMICI NON ALTRIMENTI CLASSIFICABILI	721.059	957.675	236.616
4.9.1.	AFFARI ECONOMICI NON ALTRIMENTI CLASSIFICABILI	721.059	957.675	236.616
5.	**PROTEZIONE DELL'AMBIENTE**	**2.285.508**	**1.712.580**	**-572.928**
5.1.	TRATTAMENTO DEI RIFIUTI	140.068	94.665	-45.403
5.1.1.	TRATTAMENTO DEI RIFIUTI	140.068	94.665	-45.403
5.2.	TRATTAMENTO DELLE ACQUE REFLUE	139.957	94.571	-45.386
5.2.1.	TRATTAMENTO DELLE ACQUE REFLUE	139.957	94.571	-45.386
5.3.	RIDUZIONE DELL'INQUINAMENTO	350.826	255.959	-94.867
5.3.1.	RIDUZIONE DELL'INQUINAMENTO	350.826	255.959	-94.867
5.4.	PROTEZIONE DELLE BIODIVERSITA' E DEI BENI PAESAGGISTICI	1.175.821	843.199	-332.621
5.4.1.	PROTEZIONE DELLE BIODIVERSITA' E DEI BENI PAESAGGISTICI	1.175.821	843.199	-332.621
5.5.	RICERCA E SVILUPPO PER LA PROTEZIONE DELL'AMBIENTE	94.427	85.910	-8.518
5.5.1.	RICERCA E SVILUPPO PER LA PROTEZIONE DELL'AMBIENTE	94.427	85.910	-8.518
5.6.	PROTEZIONE DELL'AMBIENTE NON ALTRIMENTI CLASSIFICABILE	384.409	338.276	-46.132
5.6.1.	PROTEZIONE DELL'AMBIENTE NON ALTRIMENTI CLASSIFICABILE	384.409	338.276	-46.132
6.	**ABITAZIONI E ASSETTO TERRITORIALE**	**3.511.380**	**3.157.468**	**-353.912**
6.1.	SVILUPPO DELLE ABITAZIONI	548.290	482.966	-65.324
6.1.1.	SVILUPPO DELLE ABITAZIONI	548.290	482.966	-65.324

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
6.2.	ASSETTO TERRITORIALE	1.034.090	668.703	-365.388
6.2.1.	ASSETTO TERRITORIALE	1.034.090	668.703	-365.388
6.3.	APPROVVIGIONAMENTO IDRICO	120.948	114.887	-6.061
6.3.1.	APPROVVIGIONAMENTO IDRICO	120.948	114.887	-6.061
6.6.	ABITAZIONI E ASSETTO TERRITORIALE NON ALTRIMENTI CLASSIFICABILI	1.808.052	1.890.912	82.861
6.6.1.	ABITAZIONI E ASSETTO TERRITORIALE NON ALTRIMENTI CLASSIFICABILI	1.808.052	1.890.912	82.861
7.	**SANITA'**	**9.424.268**	**9.208.600**	**-215.668**
7.1.	PRODOTTI, ATTREZZATURE E APPARECCHI SANITARI	44.515	37.521	-6.994
7.1.1.	PRODOTTI FARMACEUTICI	44.512	37.519	-6.993
7.1.2.	ALTRI PRODOTTI SANITARI	3	2	-1
7.2.	SERVIZI NON OSPEDALIERI	103.604	103.526	-78
7.2.2.	SERVIZI MEDICI SPECIALISTICI	103.604	103.526	-78
7.3.	SERVIZI OSPEDALIERI	1.097	-	-1.097
7.3.1.	SERVIZI OSPEDALIERI GENERICI	1.097	-	-1.097
7.3.2.	SERVIZI OSPEDALIERI SPECIALISTICI	-	-	-
7.4.	SERVIZI DI SANITA' PUBBLICA	512.149	422.709	-89.440
7.4.1.	SERVIZI DI SANITA' PUBBLICA	512.149	422.709	-89.440
7.5.	RICERCA E SVILUPPO PER LA SANITA'	555.710	515.706	-40.004
7.5.1.	RICERCA E SVILUPPO PER LA SANITA'	555.710	515.706	-40.004
7.6.	SANITA' NON ALTRIMENTI CLASSIFICABILE	8.207.194	8.129.139	-78.055
7.6.1.	SANITA' NON ALTRIMENTI CLASSIFICABILE	8.207.194	8.129.139	-78.055
8.	**ATTIVITA' RICREATIVE, CULTURALI E DI CULTO**	**6.151.329**	**5.502.142**	**-649.187**
8.1.	ATTIVITA' RICREATIVE	961.422	727.065	-234.357
8.1.1.	ATTIVITA' RICREATIVE	961.422	727.065	-234.357

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
8.2.	ATTIVITA' CULTURALI	1.661.668	1.399.871	-261.797
8.2.1.	ATTIVITA' CULTURALI	1.661.668	1.399.871	-261.797
8.3.	SERVIZI RADIOTELEVISIVI E DI EDITORIA	2.145.568	1.987.397	-158.171
8.3.1.	SERVIZI RADIOTELEVISIVI E DI EDITORIA	2.145.568	1.987.397	-158.171
8.4.	SERVIZI DI CULTO E ALTRI SERVIZI PER LE COMUNITA'	1.025.849	1.079.692	53.844
8.4.1.	SERVIZI DI CULTO E ALTRI SERVIZI PER LE COMUNITA'	1.025.849	1.079.692	53.844
8.5.	RICERCA E SVILUPPO PER ATTIVITA' RICREATIVE, CULTURALI E DI CULTO	72.464	105.158	32.694
8.5.1.	RICERCA E SVILUPPO PER ATTIVITA' RICREATIVE, CULTURALI E DI CULTO	72.464	105.158	32.694
8.6.	ATTIVITA' RICREATIVE, CULTURALI E DI CULTO NON ALTRIMENTI CLASSIFICABILI	284.357	202.959	-81.398
8.6.1.	ATTIVITA' RICREATIVE, CULTURALI E DI CULTO NON ALTRIMENTI CLASSIFICABILI	284.357	202.959	-81.398
9.	**ISTRUZIONE**	**52.758.257**	**52.901.134**	**142.878**
9.1.	ISTRUZIONE PRESCOLASTICA E PRIMARIA	15.228.318	15.374.963	146.644
9.1.1.	ISTRUZIONE PRESCOLASTICA	585.717	542.835	-42.882
9.1.2.	ISTRUZIONE PRIMARIA	14.642.601	14.832.127	189.526
9.2.	ISTRUZIONE SECONDARIA	27.769.822	28.322.401	552.580
9.2.1.	ISTRUZIONE SECONDARIA INFERIORE	10.385.207	10.585.817	200.610
9.2.2.	ISTRUZIONE SECONDARIA SUPERIORE	17.384.615	17.736.584	351.969
9.3.	ISTRUZIONE POST-SECONDARIA NON SUPERIORE	430.629	409.936	-20.693
9.3.3.	ISTRUZIONE POST-SECONDARIA NON SUPERIORE	430.629	409.936	-20.693
9.4.	ISTRUZIONE SUPERIORE	8.003.581	7.955.222	-48.359
9.4.1.	PRIMO GRADO DI ISTRUZIONE SUPERIORE	7.819.824	7.794.641	-25.183
9.4.2.	SECONDO GRADO DI ISTRUZIONE SUPERIORE	183.757	160.582	-23.176
9.6.	SERVIZI AUSILIARI ALL'ISTRUZIONE	249.284	184.182	-65.102
9.6.3.	SERVIZI AUSILIARI ALL'ISTRUZIONE	249.284	184.182	-65.102

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
9.7.	RICERCA E SVILUPPO PER L'ISTRUZIONE	15.120	7.141	-7.979
9.7.3.	RICERCA E SVILUPPO PER L'ISTRUZIONE	15.120	7.141	-7.979
9.8.	ISTRUZIONE NON ALTRIMENTI CLASSIFICABILE	1.061.503	647.290	-414.213
9.8.3.	ISTRUZIONE NON ALTRIMENTI CLASSIFICABILE	1.061.503	647.290	-414.213
10.	**PROTEZIONE SOCIALE**	**94.051.090**	**100.603.268**	**6.552.179**
10.1.	MALATTIA E INVALIDITA'	4.891.915	4.812.930	-78.984
10.1.1.	MALATTIA	186	186	-
10.1.2.	INVALIDITA'	4.891.728	4.812.744	-78.984
10.2.	VECCHIAIA	16.464.591	22.204.022	5.739.431
10.2.1.	VECCHIAIA	16.464.591	22.204.022	5.739.431
10.3.	SUPERSTITI	7.873	7.483	-390
10.3.1.	SUPERSTITI	7.873	7.483	-390
10.4.	FAMIGLIA	1.376.462	1.086.665	-289.797
10.4.1.	FAMIGLIA	1.376.462	1.086.665	-289.797
10.5.	DISOCCUPAZIONE	177.279	132.669	-44.610
10.5.1.	DISOCCUPAZIONE	177.279	132.669	-44.610
10.6.	ABITAZIONI	737.371	703.027	-34.344
10.6.1.	ABITAZIONI	737.371	703.027	-34.344
10.7.	ESCLUSIONE SOCIALE NON ALTRIMENTI CLASSIFICABILE	526.080	379.919	-146.161
10.7.1.	ESCLUSIONE SOCIALE NON ALTRIMENTI CLASSIFICABILE	526.080	379.919	-146.161
10.9.	PROTEZIONE SOCIALE NON ALTRIMENTI CLASSIFICABILE	69.869.519	71.276.553	1.407.033
10.9.1.	PROTEZIONE SOCIALE NON ALTRIMENTI CLASSIFICABILE	69.869.519	71.276.553	1.407.033
	TOTALE GENERALE	**704.818.215**	**712.644.980**	**7.826.765**

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
Organi costituzionali, a rilevanza costituzionale e Presidenza del Consiglio dei ministri	**3.410.035**	**3.037.256**	**-372.779**
TITOLO I - SPESE CORRENTI	3.410.035	3.037.256	-372.779
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	3.225.716	2.876.184	-349.532
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	184.319	161.072	-23.247
Amministrazione generale e supporto alla rappresentanza generale di Governo e dello Stato sul territorio	**368.580**	**423.674**	**55.094**
TITOLO I - SPESE CORRENTI	366.647	422.269	55.622
REDDITI DA LAVORO DIPENDENTE	300.961	372.581	71.620
CONSUMI INTERMEDI	44.642	23.652	-20.990
IMPOSTE PAGATE SULLA PRODUZIONE	20.657	25.698	5.041
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	-	-	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	387	338	-49
TITOLO II - SPESE IN CONTO CAPITALE	1.934	1.405	-528
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	1.934	1.405	-528
Relazioni finanziarie con le autonomie territoriali	**117.548.421**	**110.665.940**	**-6.882.480**
TITOLO I - SPESE CORRENTI	103.725.881	105.900.500	2.174.618
REDDITI DA LAVORO DIPENDENTE	20.801	23.370	2.569
CONSUMI INTERMEDI	243.236	3.619	-239.618
IMPOSTE PAGATE SULLA PRODUZIONE	1.438	1.707	270
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	103.124.497	105.686.456	2.561.959
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-
TRASFERIMENTI CORRENTI A IMPRESE	326.147	177.347	-148.799
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	8.000	8.000	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
ALTRE USCITE CORRENTI	1.763	-	-1.763
TITOLO II - SPESE IN CONTO CAPITALE	13.822.539	4.765.441	-9.057.099
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	32.932	31.810	-1.122
CONTRIBUTI AGLI INVESTIMENTI	4.681.510	4.726.913	45.403
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	516	337	-179
ALTRI TRASFERIMENTI IN CONTO CAPITALE	7.581	6.380	-1.201
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	9.100.000	-	-9.100.000
L'Italia in Europa e nel mondo	**27.622.910**	**26.295.242**	**-1.327.668**
TITOLO I - SPESE CORRENTI	18.698.164	19.212.224	514.060
REDDITI DA LAVORO DIPENDENTE	662.207	659.153	-3.054
CONSUMI INTERMEDI	249.098	135.139	-113.959
IMPOSTE PAGATE SULLA PRODUZIONE	5.424	6.105	681
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	51.275	45.710	-5.565
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	97.781	46.144	-51.636
TRASFERIMENTI CORRENTI A IMPRESE	271	186	-85
TRASFERIMENTI CORRENTI A ESTERO	1.828.811	1.317.761	-511.050
RISORSE PROPRIE CEE	15.800.000	17.000.000	1.200.000
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	3.296	2.025	-1.271
TITOLO II - SPESE IN CONTO CAPITALE	8.924.746	7.083.017	-1.841.729
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	525	773	248
CONTRIBUTI AGLI INVESTIMENTI	8.660.291	6.975.577	-1.684.714
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	262.955	106.667	-156.288
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	975	-	-975
Difesa e sicurezza del territorio	**22.405.881**	**19.244.345**	**-3.161.536**
TITOLO I - SPESE CORRENTI	18.884.103	17.493.931	-1.390.171
REDDITI DA LAVORO DIPENDENTE	14.968.839	14.603.123	-365.716
CONSUMI INTERMEDI	2.642.335	709.730	-1.932.604
IMPOSTE PAGATE SULLA PRODUZIONE	904.481	896.320	-8.161
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	57.838	51.183	-6.656
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	6.290	3.182	-3.108
TRASFERIMENTI CORRENTI A ESTERO	166.065	108.647	-57.418
INTERESSI PASSIVI E REDDITI DA CAPITALE	4.500	4.850	350
POSTE CORRETTIVE E COMPENSATIVE	64.772	66.007	1.235
ALTRE USCITE CORRENTI	68.982	1.050.889	981.907
TITOLO II - SPESE IN CONTO CAPITALE	3.521.778	1.750.413	-1.771.365
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	3.498.251	1.722.211	-1.776.040
CONTRIBUTI AGLI INVESTIMENTI	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	21	14	-7
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	23.506	28.188	4.682
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Giustizia	**7.683.451**	**7.289.712**	**-393.739**
TITOLO I - SPESE CORRENTI	7.355.093	7.054.306	-300.788
REDDITI DA LAVORO DIPENDENTE	5.283.989	5.394.184	110.194
CONSUMI INTERMEDI	1.023.691	791.324	-232.366
IMPOSTE PAGATE SULLA PRODUZIONE	335.351	414.140	78.789

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	227.306	247.092	19.786
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	452.102	202.997	-249.106
INTERESSI PASSIVI E REDDITI DA CAPITALE	2.942	942	-2.000
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	29.713	3.628	-26.085
TITOLO II - SPESE IN CONTO CAPITALE	328.357	235.406	-92.951
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	328.357	235.406	-92.951
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	-	-	-
Ordine pubblico e sicurezza	**10.000.552**	**10.073.314**	**72.762**
TITOLO I - SPESE CORRENTI	9.395.582	9.649.921	254.339
REDDITI DA LAVORO DIPENDENTE	7.501.093	7.948.028	446.934
CONSUMI INTERMEDI	1.279.975	959.524	-320.451
IMPOSTE PAGATE SULLA PRODUZIONE	516.554	550.317	33.762
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	35.765	33.641	-2.124
TRASFERIMENTI CORRENTI A ESTERO	9.104	9.328	224
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	41.760	39.452	-2.308
ALTRE USCITE CORRENTI	11.330	109.631	98.301
TITOLO II - SPESE IN CONTO CAPITALE	604.970	423.393	-181.577
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	604.951	423.387	-181.564
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	19	6	-13
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
Soccorso civile	**4.002.960**	**3.504.858**	**-498.102**
TITOLO I - SPESE CORRENTI	1.860.239	1.826.732	-33.507

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
REDDITI DA LAVORO DIPENDENTE	1.525.392	1.578.664	53.272
CONSUMI INTERMEDI	149.746	96.783	-52.963
IMPOSTE PAGATE SULLA PRODUZIONE	93.981	99.039	5.058
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	68.844	31.327	-37.517
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	4.825	3.250	-1.574
TRASFERIMENTI CORRENTI A ESTERO	4	4	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	17.176	17.475	299
ALTRE USCITE CORRENTI	271	190	-81
TITOLO II - SPESE IN CONTO CAPITALE	2.142.721	1.678.126	-464.595
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	115.903	82.293	-33.609
CONTRIBUTI AGLI INVESTIMENTI	11.165	10.165	-1.000
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	43.108	33.300	-9.808
ALTRI TRASFERIMENTI IN CONTO CAPITALE	1.972.546	1.552.368	-420.178
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Agricoltura, politiche agroalimentari e pesca	**1.436.773**	**862.867**	**-573.907**
TITOLO I - SPESE CORRENTI	627.744	433.288	-194.456
REDDITI DA LAVORO DIPENDENTE	56.609	61.163	4.553
CONSUMI INTERMEDI	43.057	30.245	-12.812
IMPOSTE PAGATE SULLA PRODUZIONE	3.654	4.981	1.327
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	472.884	306.573	-166.310
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	2.277	1.261	-1.016
TRASFERIMENTI CORRENTI A IMPRESE	48.279	28.122	-20.157
TRASFERIMENTI CORRENTI A ESTERO	608	608	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	375	334	-41
TITOLO II - SPESE IN CONTO CAPITALE	809.030	429.579	-379.451
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	341.406	283.890	-57.516
CONTRIBUTI AGLI INVESTIMENTI	183.236	107.972	-75.264
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	282.651	37.717	-244.934
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	35	-	-35
ALTRI TRASFERIMENTI IN CONTO CAPITALE	1.702	-	-1.702
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Energia e diversificazione delle fonti energetiche	**58.877**	**47.710**	**-11.168**
TITOLO I - SPESE CORRENTI	8.740	8.990	250
REDDITI DA LAVORO DIPENDENTE	7.010	7.487	477
CONSUMI INTERMEDI	949	708	-241
IMPOSTE PAGATE SULLA PRODUZIONE	445	496	51
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	306	267	-39
TRASFERIMENTI CORRENTI A ESTERO	31	31	-
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	-	-	-
TITOLO II - SPESE IN CONTO CAPITALE	50.137	38.720	-11.417
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	137	96	-41
CONTRIBUTI AGLI INVESTIMENTI	50.000	38.624	-11.376
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
Competitivita' e sviluppo delle imprese	**4.496.348**	**4.447.665**	**-48.684**
TITOLO I - SPESE CORRENTI	432.559	366.346	-66.213

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
REDDITI DA LAVORO DIPENDENTE	26.283	28.498	2.215
CONSUMI INTERMEDI	7.804	5.514	-2.289
IMPOSTE PAGATE SULLA PRODUZIONE	1.642	1.828	186
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	20.843	14.000	-6.843
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-
TRASFERIMENTI CORRENTI A IMPRESE	304.376	244.941	-59.435
TRASFERIMENTI CORRENTI A ESTERO	21.511	21.511	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	50.076	50.032	-44
ALTRE USCITE CORRENTI	25	22	-3
TITOLO II - SPESE IN CONTO CAPITALE	4.063.789	4.081.319	17.529
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	56.180	50.017	-6.164
CONTRIBUTI AGLI INVESTIMENTI	50.191	50.014	-177
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	3.702.877	3.752.380	49.503
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	40.000	50.000	10.000
ALTRI TRASFERIMENTI IN CONTO CAPITALE	135.523	99.891	-35.632
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	79.018	79.018	-
Regolazione dei mercati	**15.625**	**15.995**	**370**
TITOLO I - SPESE CORRENTI	10.230	11.857	1.627
REDDITI DA LAVORO DIPENDENTE	6.755	9.144	2.388
CONSUMI INTERMEDI	2.118	1.231	-888
IMPOSTE PAGATE SULLA PRODUZIONE	426	600	175
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	207	160	-47
TRASFERIMENTI CORRENTI A IMPRESE	-	-	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
TRASFERIMENTI CORRENTI A ESTERO	714	714	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	10	9	-1
TITOLO II - SPESE IN CONTO CAPITALE	5.395	4.139	-1.257
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	395	276	-119
CONTRIBUTI AGLI INVESTIMENTI	5.000	3.862	-1.138
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
Diritto alla mobilita'	**12.535.168**	**9.980.490**	**-2.554.677**
TITOLO I - SPESE CORRENTI	3.803.566	2.595.146	-1.208.419
REDDITI DA LAVORO DIPENDENTE	195.634	204.308	8.674
CONSUMI INTERMEDI	219.535	109.835	-109.699
IMPOSTE PAGATE SULLA PRODUZIONE	1.703	1.887	184
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	886.775	783.166	-103.609
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	332	228	-104
TRASFERIMENTI CORRENTI A IMPRESE	2.498.151	1.494.305	-1.003.847
TRASFERIMENTI CORRENTI A ESTERO	788	771	-17
INTERESSI PASSIVI E REDDITI DA CAPITALE	90	90	-
POSTE CORRETTIVE E COMPENSATIVE	550	550	-
ALTRE USCITE CORRENTI	7	6	-1
TITOLO II - SPESE IN CONTO CAPITALE	8.731.602	7.385.344	-1.346.258
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	147.483	90.815	-56.668
CONTRIBUTI AGLI INVESTIMENTI	4.102.338	2.101.511	-2.000.827
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	4.433.705	5.174.942	741.237

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	48.076	18.076	-30.000
Infrastrutture pubbliche e logistica	**5.161.330**	**3.676.528**	**-1.484.802**
TITOLO I - SPESE CORRENTI	115.452	122.571	7.119
REDDITI DA LAVORO DIPENDENTE	74.588	95.933	21.345
CONSUMI INTERMEDI	35.056	20.451	-14.606
IMPOSTE PAGATE SULLA PRODUZIONE	4.797	6.187	1.390
TRASFERIMENTI CORRENTI A IMPRESE	10	-	-10
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	1.000	-	-1.000
TITOLO II - SPESE IN CONTO CAPITALE	5.045.878	3.553.958	-1.491.921
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	2.210.613	282.128	-1.928.485
CONTRIBUTI AGLI INVESTIMENTI	1.190.468	1.535.496	345.028
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	442.622	391.965	-50.657
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	6.664	7.438	774
ALTRI TRASFERIMENTI IN CONTO CAPITALE	1.195.511	1.336.930	141.419
Comunicazioni	**1.417.975**	**1.029.832**	**-388.143**
TITOLO I - SPESE CORRENTI	1.051.186	795.120	-256.067
REDDITI DA LAVORO DIPENDENTE	36.285	45.368	9.083
CONSUMI INTERMEDI	12.806	10.857	-1.949
IMPOSTE PAGATE SULLA PRODUZIONE	2.235	2.945	710
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	384.405	240.954	-143.451
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	1.200	810	-390
TRASFERIMENTI CORRENTI A IMPRESE	608.607	488.502	-120.105

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
TRASFERIMENTI CORRENTI A ESTERO	5.258	5.680	422
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	310	-	-310
ALTRE USCITE CORRENTI	81	4	-77
TITOLO II - SPESE IN CONTO CAPITALE	366.789	234.713	-132.076
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	32.212	1.413	-30.799
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	334.577	233.300	-101.277
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
Commercio internazionale ed internazionalizzazione del sistema produttivo	**264.286**	**204.364**	**-59.922**
TITOLO I - SPESE CORRENTI	228.661	180.123	-48.537
REDDITI DA LAVORO DIPENDENTE	8.973	10.021	1.048
CONSUMI INTERMEDI	1.633	852	-781
IMPOSTE PAGATE SULLA PRODUZIONE	573	591	18
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	181.396	144.002	-37.394
TRASFERIMENTI CORRENTI A IMPRESE	35.989	24.573	-11.416
TRASFERIMENTI CORRENTI A ESTERO	93	83	-10
POSTE CORRETTIVE E COMPENSATIVE	2	-	-2
ALTRE USCITE CORRENTI	1	1	
TITOLO II - SPESE IN CONTO CAPITALE	35.625	24.240	-11.385
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	432	302	-130
CONTRIBUTI AGLI INVESTIMENTI	35.121	23.939	-11.182
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	73	-	-73
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
Ricerca e innovazione	**3.792.206**	**3.601.341**	**-190.865**
TITOLO I - SPESE CORRENTI	931.942	914.236	-17.707
REDDITI DA LAVORO DIPENDENTE	71.532	107.564	36.032
CONSUMI INTERMEDI	22.365	13.387	-8.978
IMPOSTE PAGATE SULLA PRODUZIONE	4.624	6.972	2.348
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	816.930	776.201	-40.729
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	14.413	9.284	-5.129
TRASFERIMENTI CORRENTI A IMPRESE	1.250	-	-1.250
TRASFERIMENTI CORRENTI A ESTERO	827	827	-
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	1		
TITOLO II - SPESE IN CONTO CAPITALE	2.860.264	2.687.105	-173.158
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	71.142	57.602	-13.541
CONTRIBUTI AGLI INVESTIMENTI	2.168.988	2.076.837	-92.152
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	526.725	490.000	-36.725
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	1.249	843	-406
ALTRI TRASFERIMENTI IN CONTO CAPITALE	13.986	31.824	17.838
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	78.173	30.000	-48.173
Sviluppo sostenibile e tutela del territorio e dell'ambiente	**1.919.784**	**1.450.954**	**-468.830**
TITOLO I - SPESE CORRENTI	498.554	453.562	-44.992
REDDITI DA LAVORO DIPENDENTE	177.177	214.036	36.860
CONSUMI INTERMEDI	195.873	120.890	-74.983
IMPOSTE PAGATE SULLA PRODUZIONE	12.021	14.930	2.910
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	91.535	87.455	-4.080

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	1.005	4	-1.002
TRASFERIMENTI CORRENTI A IMPRESE	10.204	9.778	-426
TRASFERIMENTI CORRENTI A ESTERO	9.508	6.431	-3.077
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	1.232	38	-1.195
TITOLO II - SPESE IN CONTO CAPITALE	1.421.230	997.392	-423.838
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	420.358	183.192	-237.166
CONTRIBUTI AGLI INVESTIMENTI	645.705	425.919	-219.785
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	60.148	57.170	-2.978
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	15.000	11.587	-3.413
ALTRI TRASFERIMENTI IN CONTO CAPITALE	90.019	129.523	39.505
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	190.000	190.000	-
Casa e assetto urbanistico	**1.149.034**	**889.904**	**-259.130**
TITOLO I - SPESE CORRENTI	449.781	385.168	-64.612
REDDITI DA LAVORO DIPENDENTE	17.976	10.267	-7.709
CONSUMI INTERMEDI	1.289	91	-1.198
IMPOSTE PAGATE SULLA PRODUZIONE	1.158	668	-489
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	215.256	169.445	-45.811
TRASFERIMENTI CORRENTI A IMPRESE	214.102	204.697	-9.405
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
TITOLO II - SPESE IN CONTO CAPITALE	699.253	504.736	-194.517
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	88.836	12.550	-76.286
CONTRIBUTI AGLI INVESTIMENTI	387.642	319.827	-67.816
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	62.125	45.242	-16.883

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	17.719	17.719	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	142.932	109.399	-33.533
Tutela della salute	**989.104**	**840.730**	**-148.374**
TITOLO I - SPESE CORRENTI	953.616	840.467	-113.150
REDDITI DA LAVORO DIPENDENTE	91.163	107.650	16.488
CONSUMI INTERMEDI	118.845	72.204	-46.641
IMPOSTE PAGATE SULLA PRODUZIONE	5.922	6.916	994
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	206.219	173.508	-32.711
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	512.390	460.800	-51.590
TRASFERIMENTI CORRENTI A ESTERO	19.077	19.389	312
TITOLO II - SPESE IN CONTO CAPITALE	35.488	263	-35.225
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	514	181	-333
CONTRIBUTI AGLI INVESTIMENTI	5.891	-	-5.891
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	29.083	82	-29.001
Tutela e valorizzazione dei beni e attivita' culturali e paesaggistici	**1.644.725**	**1.393.758**	**-250.967**
TITOLO I - SPESE CORRENTI	1.227.376	1.071.508	-155.869
REDDITI DA LAVORO DIPENDENTE	577.225	598.296	21.070
CONSUMI INTERMEDI	87.741	59.353	-28.389
IMPOSTE PAGATE SULLA PRODUZIONE	37.084	38.282	1.198
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	432.803	316.491	-116.312
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	77.030	44.408	-32.623
TRASFERIMENTI CORRENTI A IMPRESE	15.334	14.547	-787
TRASFERIMENTI CORRENTI A ESTERO	-	-	-

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
POSTE CORRETTIVE E COMPENSATIVE	2	2	-
ALTRE USCITE CORRENTI	157	131	-26
TITOLO II - SPESE IN CONTO CAPITALE	417.349	322.250	-95.099
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	129.973	92.362	-37.611
CONTRIBUTI AGLI INVESTIMENTI	36.074	45.521	9.447
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	152.420	106.355	-46.065
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	78.365	57.614	-20.752
ALTRI TRASFERIMENTI IN CONTO CAPITALE	516	399	-118
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	20.000	20.000	-
Istruzione scolastica	**43.274.998**	**43.896.313**	**621.315**
TITOLO I - SPESE CORRENTI	43.121.626	43.801.093	679.467
REDDITI DA LAVORO DIPENDENTE	39.485.505	40.494.188	1.008.683
CONSUMI INTERMEDI	509.464	285.043	-224.421
IMPOSTE PAGATE SULLA PRODUZIONE	2.423.035	2.490.828	67.793
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	161.014	120.474	-40.541
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	7.535	6.341	-1.194
TRASFERIMENTI CORRENTI A IMPRESE	534.961	401.560	-133.401
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	112	2.660	2.548
TITOLO II - SPESE IN CONTO CAPITALE	153.372	95.220	-58.152
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	51.072	16.195	-34.877
CONTRIBUTI AGLI INVESTIMENTI	102.300	79.025	-23.275
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
Istruzione universitaria	**8.682.994**	**8.549.340**	**-133.654**
TITOLO I - SPESE CORRENTI	8.536.379	8.430.765	-105.614
REDDITI DA LAVORO DIPENDENTE	371.104	370.135	-969
CONSUMI INTERMEDI	37.091	18.144	-18.947
IMPOSTE PAGATE SULLA PRODUZIONE	25.790	26.280	490
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	7.973.586	7.927.579	-46.007
TRASFERIMENTI CORRENTI A IMPRESE	128.577	88.447	-40.130
INTERESSI PASSIVI E REDDITI DA CAPITALE	25	-	-25
ALTRE USCITE CORRENTI	207	181	-26
TITOLO II - SPESE IN CONTO CAPITALE	146.614	118.575	-28.039
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	379	265	-114
CONTRIBUTI AGLI INVESTIMENTI	146.236	118.310	-27.925
Diritti sociali, politiche sociali e famiglia	**24.292.817**	**24.378.520**	**85.703**
TITOLO I - SPESE CORRENTI	24.267.075	24.358.315	91.240
REDDITI DA LAVORO DIPENDENTE	58.220	29.413	-28.807
CONSUMI INTERMEDI	53.637	19.930	-33.708
IMPOSTE PAGATE SULLA PRODUZIONE	3.876	1.797	-2.079
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	20.373.287	20.942.175	568.888
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	1.145.404	1.136.366	-9.039
ALTRE USCITE CORRENTI	2.632.650	2.228.635	-404.016
TITOLO II - SPESE IN CONTO CAPITALE	25.742	20.205	-5.537
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	20	14	-6
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	24.948	19.668	-5.280
ALTRI TRASFERIMENTI IN CONTO CAPITALE	774	522	-252

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Politiche previdenziali	**68.484.121**	**75.544.098**	**7.059.977**
TITOLO I - SPESE CORRENTI	68.483.221	75.543.204	7.059.983
REDDITI DA LAVORO DIPENDENTE	9.083.193	9.630.407	547.214
CONSUMI INTERMEDI	1.123	650	-473
IMPOSTE PAGATE SULLA PRODUZIONE	312	280	-32
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	58.881.515	65.589.935	6.708.419
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	375.887	291.098	-84.790
TRASFERIMENTI CORRENTI A IMPRESE	141.188	30.832	-110.356
ALTRE USCITE CORRENTI	2	2	
TITOLO II - SPESE IN CONTO CAPITALE	900	894	-6
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	22	16	-6
CONTRIBUTI AGLI INVESTIMENTI	-	-	-
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	878	878	-
Politiche per il lavoro	**3.711.287**	**3.297.991**	**-413.295**
TITOLO I - SPESE CORRENTI	1.914.037	1.812.703	-101.334
REDDITI DA LAVORO DIPENDENTE	16.601	17.750	1.149
CONSUMI INTERMEDI	14.044	12.821	-1.223
IMPOSTE PAGATE SULLA PRODUZIONE	982	1.065	83
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	1.840.096	1.756.868	-83.228
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	5.155	5.135	-20
TRASFERIMENTI CORRENTI A IMPRESE	30.689	18.883	-11.806
ALTRE USCITE CORRENTI	6.470	181	-6.289
TITOLO II - SPESE IN CONTO CAPITALE	1.797.250	1.485.288	-311.962

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	8.077	5.643	-2.433
CONTRIBUTI AGLI INVESTIMENTI	1.786.178	1.479.645	-306.534
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	2.995	-	-2.995
Immigrazione, accoglienza e garanzia dei diritti	**1.527.503**	**1.416.197**	**-111.305**
TITOLO I - SPESE CORRENTI	1.515.953	1.407.417	-108.536
REDDITI DA LAVORO DIPENDENTE	80.093	75.896	-4.197
CONSUMI INTERMEDI	8.561	8.289	-273
IMPOSTE PAGATE SULLA PRODUZIONE	5.471	5.362	-108
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	102.529	2.524	-100.006
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	1.304.748	1.305.522	773
TRASFERIMENTI CORRENTI A IMPRESE	10.329	6.000	-4.329
TRASFERIMENTI CORRENTI A ESTERO	2.036	1.503	-532
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	2.186	2.322	136
TITOLO II - SPESE IN CONTO CAPITALE	11.550	8.780	-2.770
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	11.550	8.780	-2.770
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-
Sviluppo e riequilibrio territoriale	**4.665.347**	**6.139.432**	**1.474.085**
TITOLO I - SPESE CORRENTI	48.207	45.419	-2.789
REDDITI DA LAVORO DIPENDENTE	20.910	19.939	-970
CONSUMI INTERMEDI	7.042	3.789	-3.253
IMPOSTE PAGATE SULLA PRODUZIONE	1.403	1.390	-13
INTERESSI PASSIVI E REDDITI DA CAPITALE	18.752	20.300	1.548
ALTRE USCITE CORRENTI	101	-	-101

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
TITOLO II - SPESE IN CONTO CAPITALE	4.606.140	6.058.013	1.451.874
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	1.040	2.328	1.288
CONTRIBUTI AGLI INVESTIMENTI	59.700	54.574	-5.125
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	-	-	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	4.545.400	6.001.111	1.455.711
TITOLO III - RIMBORSO PASSIVITA' FINANZIARIE	11.000	36.000	25.000
RIMBORSO PASSIVITA' FINANZIARIE	11.000	36.000	25.000
Politiche economico-finanziarie e di bilancio	**27.914.232**	**28.735.046**	**820.815**
TITOLO I - SPESE CORRENTI	27.690.744	28.570.934	880.190
REDDITI DA LAVORO DIPENDENTE	2.404.620	2.499.373	94.752
CONSUMI INTERMEDI	1.325.945	1.046.976	-278.969
IMPOSTE PAGATE SULLA PRODUZIONE	161.075	174.221	13.146
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	4.199.160	3.755.537	-443.623
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	74.436	60.899	-13.536
TRASFERIMENTI CORRENTI A IMPRESE	46.967	48.737	1.771
INTERESSI PASSIVI E REDDITI DA CAPITALE	970.546	600.546	-370.000
POSTE CORRETTIVE E COMPENSATIVE	18.234.395	16.856.425	-1.377.970
AMMORTAMENTI	185.870	185.869	
ALTRE USCITE CORRENTI	87.729	3.342.350	3.254.620
TITOLO II - SPESE IN CONTO CAPITALE	223.488	164.112	-59.375
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	176.972	142.174	-34.799
CONTRIBUTI AGLI INVESTIMENTI	44.764	20.780	-23.984

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	1.678	1.159	-520
ALTRI TRASFERIMENTI IN CONTO CAPITALE	73	-	-73
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Giovani e sport	**962.522**	**728.165**	**-234.357**
TITOLO I - SPESE CORRENTI	628.291	440.538	-187.753
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	628.291	440.538	-187.753
TRASFERIMENTI CORRENTI A IMPRESE	-	-	-
TITOLO II - SPESE IN CONTO CAPITALE	334.232	287.627	-46.604
CONTRIBUTI AGLI INVESTIMENTI	155.304	155.304	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	178.928	132.324	-46.604
Turismo	**111.175**	**75.933**	**-35.242**
TITOLO I - SPESE CORRENTI	111.175	75.933	-35.242
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	111.175	75.933	-35.242
Servizi istituzionali e generali delle amministrazioni pubbliche	**3.172.033**	**2.123.239**	**-1.048.794**
TITOLO I - SPESE CORRENTI	2.928.615	1.971.017	-957.597
REDDITI DA LAVORO DIPENDENTE	1.608.084	1.242.709	-365.375
CONSUMI INTERMEDI	1.009.414	444.353	-565.061
IMPOSTE PAGATE SULLA PRODUZIONE	106.261	82.839	-23.422
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	182.358	187.991	5.633
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	119	97	-22
INTERESSI PASSIVI E REDDITI DA CAPITALE	417	140	-277
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	21.962	12.889	-9.073

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
TITOLO II - SPESE IN CONTO CAPITALE	243.418	152.222	-91.196
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	192.641	119.405	-73.236
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	7.960	-	-7.960
ALTRI TRASFERIMENTI IN CONTO CAPITALE	10.000	-	-10.000
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	32.817	32.817	-
Fondi da ripartire	**13.871.285**	**12.226.158**	**-1.645.127**
TITOLO I - SPESE CORRENTI	12.904.387	10.183.830	-2.720.557
REDDITI DA LAVORO DIPENDENTE	6.816.113	2.673.852	-4.142.261
CONSUMI INTERMEDI	838.783	1.776.218	937.435
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	4.363	1.456	-2.907
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	4.100	2.768	-1.332
INTERESSI PASSIVI E REDDITI DA CAPITALE	15.050	-	-15.050
AMMORTAMENTI	684.486	704.005	19.519
ALTRE USCITE CORRENTI	4.541.492	5.025.531	484.039
TITOLO II - SPESE IN CONTO CAPITALE	966.898	2.042.328	1.075.430
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	17.638	1.019.036	1.001.398
CONTRIBUTI AGLI INVESTIMENTI	112.306	109.565	-2.741
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	836.954	913.727	76.773
Debito pubblico	**276.223.876**	**296.558.068**	**20.334.192**
TITOLO I - SPESE CORRENTI	85.047.352	81.348.598	-3.698.754
CONSUMI INTERMEDI	622.017	651.824	29.806
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	3.500	3.500	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE 2008

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2008	PREVISIONI 2009	DIFFERENZE
TRASFERIMENTI CORRENTI A IMPRESE	80	10	-70
INTERESSI PASSIVI E REDDITI DA CAPITALE	84.421.755	80.693.264	-3.728.491
TITOLO III - RIMBORSO PASSIVITA' FINANZIARIE	191.176.524	215.209.470	24.032.947
RIMBORSO PASSIVITA' FINANZIARIE	191.176.524	215.209.470	24.032.947
TOTALE GENERALE	**704.818.215**	**712.644.980**	**7.826.765**

ALLEGATO F

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DEI RIMBORSI IVA

ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2009

(MIGLIAIA DI EURO)

	RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZE PER L'ANNO 2009	CASSA PER L'ANNO 2009
TITOLO I - ENTRATE TRIBUTARIE	**91.505.345**	**433.680.000**	**414.058.000**
CATEGORIA I - IMPOSTE SUL PATRIMONIO E SUL REDDITO	**39.121.892**	**256.777.000**	**245.859.000**
IMPOSTA SUI REDDITI	22.688.693	185.078.000	177.247.000
IMPOSTA SUL REDDITO DELLE SOCIETA'	9.892.371	52.820.000	49.832.000
IMPOSTA LOCALE SUI REDDITI	1.369.826	80.000	12.000
RITENUTA SU INTERESSI E REDDITI DI CAPITALE	696.062	12.355.000	12.355.000
RITENUTE SU CONTRIBUTI DI ENTI PUBBLICI, PREMI E VINCITE, PREMI ASSICURAZIONE VITA IN CASO DI RISCATTO	11.736	585.000	585.000
IMPOSTE SOSTITUTIVE PREVISTE DALL'ARTICOLO 3, COMMI 160, 161 E 162 DELLA LEGGE 23 DICEMBRE 1996, N.662.	225.623	967.000	967.000
IMPOSTA SOSTITUTIVA DELL'IRE, DELL'IRES E DELL'IRAP, SUL MAGGIOR VALORE DELLE RIMANENZE FINALI DETERMINATO PER EFFETTO DELLA PRIMA APPLICAZIONE DELL'ART. 92-BIS DEL T.U.I.R.	-	244.000	244.000
SOMMA PARI AL 20 PER CENTO DEI PROVENTI DERIVANTI DA DEPOSITI DI DENARO, DI VALORI MOBILIARI E DI ALTRI TITOLI DIVERSI DALLE AZIONI E DA TITOLI SIMILARI	516	43.000	43.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI PER LA RIDERMINAZIONE DEI VALORI DI ACQUISTO DI PARTECIPAZIONI NON NEGOZIATE NEI MERCATI REGOLAMENTATI	15.367	200.000	200.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUL REDDITO A CARICO DEI FONDI DI INVESTIMENTO	1.823	467.000	467.000
IMPOSTA SOSTITUTIVA SULLE INDENNITA' DI ESPROPRIO DELLE AREE FABBRICABILI	11.655	60.000	60.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI PER LA RIDERMINAZIONE DEI VALORI DI ACQUISTO DEI TERRENI EDIFICABILI	13.899	100.000	100.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI SULLE RISERVE ED ALTRI FONDI IN SOSPENSIONE DI IMPOSTA	8	P.M.	P.M.
IMPOSTA SOSTUTITIVA DELLE IMPOSTE SUI REDDITI DA APPLICARE AI FONDI PENSIONE ED ALLE ALTRE FORME PENSIONISTICHE COMPLEMENTARI ED INDIVIDUALI	20	145.000	145.000
IMPOSTA SOSTITUTIVA SUI REDDITI DI CUI ALL'ART. 41, COMMA 1, LETTERA G-QUINQUIES DEL TESTO UNICO DELLE IMPOSTE SUI REDDITI	981	503.000	503.000
IMPOSTA SOSTITUTIVA SUI REDDITI DERIVANTI DALLA RIVALUTAZIONE DEI FONDI PER IL TFR E DAI RENDIMENTI ATTRIBUITI AI FONDI DI PREVIDENZA	22.443	295.000	295.000
IMPOSTA SOSTITUTIVA SULLA RIVALUTAZIONE DI TERRENI EDIFICABILI O RISULTANTI TALI A SEGUITO DI DEMOLIZIONE DI EDIFICI ESISTENTI	2.178	P.M.	P.M.
RITENUTE D'ACCONTO O D'IMPOSTA SUGLI UTILI DISTRIBUITI DALLE PERSONE GIURIDICHE	173.602	230.000	230.000
IMPOSTA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 35 PER CENTO	25.685	133.000	133.000

ALLEGATO F

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DEI RIMBORSI IVA

ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2009

(MIGLIAIA DI EURO)

	RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZE PER L'ANNO 2009	CASSA PER L'ANNO 2009
QUOTA DEL 12,25 PER CENTO DELL'INCASSO LORDO DEI PROVENTI DELLE ATTIVITA' DI GIUOCO E DEI CONCORSI PRONOSTICI	13.211	195.000	195.000
IMPOSTA SULLE RISERVE MATEMATICHE DEI RAMI VITA DELLE SOCIETA' ED ENTI CHE ESERCITANO ATTIVITA' ASSICURATIVA	1	1.259.000	1.259.000
IMPOSTE DIRETTE DERIVANTI DALLA DEFINIZIONE DI PENDENZE E CONTROVERSIE TRIBUTARIE	448.356	42.000	42.000
ENTRATE SOSTITUTIVE DELLE IMPOSTE SUI REDDITI SULLE RIVALUTAZIONI DEI BENI AZIENDALI ISCRITTI IN BILANCIO E SULLO SMOBILIZZO DEI FONDI IN SOSPENSIONE DI IMPOSTA	147.834	8.000	8.000
ALTRI	3.360.000	968.000	937.000
CATEGORIA II - TASSE ED IMPOSTE SUGLI AFFARI	**41.645.938**	**127.569.000**	**118.865.000**
IMPOSTA SUL VALORE AGGIUNTO	35.085.370	102.350.000	93.986.000
IMPOSTA DI REGISTRO	1.365.302	6.286.000	5.955.000
IMPOSTA DI BOLLO	662.544	5.968.000	5.968.000
IMPOSTA SULLE ASSICURAZIONI	399.386	3.624.000	3.624.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE DI REGISTRO, DI BOLLO, IPOTECARIE E CATASTALI E DELLE TASSE SULLE CONCESSIONI GOVERNATIVE	93.739	658.000	658.000
IMPOSTA IPOTECARIA	375.904	2.703.000	2.703.000
IMPOSTA SULLE SUCCESSIONI E DONAZIONI	458.466	50.000	50.000
TASSA SULLE CONCESSIONI GOVERNATIVE	261.919	1.611.000	1.602.000
TASSE AUTOMOBILISTICHE	885.310	711.000	711.000
SOVRATTASSA SU AUTOVETTURE MOTORE DIESEL	465.367	2.000	2.000
CANONE DI ABBONAMENTO ALLE RADIOAUDIZIONI CIRCOLARI AD ALLA TELEVISIONE	322.767	1.664.000	1.664.000
IMPOSTA SUGLI INTRATTENIMENTI	38.260	58.000	58.000
IMPOSTA UNICA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 25 PER CENTO	17.031	91.000	91.000
TASSE DI PUBBLICO INSEGNAMENTO E RELATIVE ALLA ISTRUZIONE SUPERIORE	2.110	35.000	35.000
DIRITTI CATASTALI E DI SCRITTURATO	118.644	1.174.000	1.174.000
ALTRI	1.093.820	584.000	584.000
CATEGORIA III - IMPOSTE SULLA PRODUZIONE, SUI CONSUMI E DOGANE	**8.638.417**	**28.051.000**	**28.051.000**
IMPOSTA DI FABBRICAZIONE SUGLI OLII MINERALI E LORO DERIVATI	5.093.331	21.019.000	21.019.000
DAZI C.E.C.A. ED ALTRI DIRITTI DOGANALI	1.194.179	8.000	8.000
SOVRAIMPOSTE DI CONFINE	25.522	69.000	69.000
IMPOSTA DI FABBRICAZIONE SUI GAS INCONDENSABILI	180.407	488.000	488.000

ALLEGATO F

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DEI RIMBORSI IVA

ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2009

(MIGLIAIA DI EURO)

	RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZE PER L'ANNO 2009	CASSA PER L'ANNO 2009
IMPOSTA DI FABBRICAZIONE SUGLI SPIRITI	232.296	628.000	628.000
IMPOSTA DI FABBRICAZIONE SULLA BIRRA	23.537	490.000	490.000
IMPOSTA SULL'ENERGIA ELETTRICA	407.689	1.629.000	1.629.000
IMPOSTA DI CONSUMO SUL GAS METANO	549.671	3.205.000	3.205.000
IMPOSTA DI CONSUMO SUGLI OLI LUBRIFICANTI E SUI BITUMI DI PETROLIO	5.052	403.000	403.000
ALTRI	926.731	112.000	112.000
CATEGORIA IV - MONOPOLI	**880.067**	**10.335.000**	**10.335.000**
IMPOSTA SUL CONSUMO DEI TABACCHI	871.667	10.329.000	10.329.000
IMPOSTA SULLA FABBRICAZIONE DEI FIAMMIFERI	492	3.000	3.000
ALTRI	7.908	3.000	3.000
CATEGORIA V - LOTTO, LOTTERIE ED ALTRE ATTIVITA' DI GIUOCO	**1.219.031**	**10.948.000**	**10.948.000**
PROVENTO DEL LOTTO	225.127	6.062.000	6.062.000
PRELIEVO ERARIALE SUGLI APPARECCHI E CONGEGNI DI GIOCO	577	2.230.000	2.230.000
PROVENTI DELLE ATTIVITA' DI GIUOCO	-	644.000	644.000
IMPOSTA UNICA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 40 PER CENTO	16.393	141.000	141.000
UTILE DELLE LOTTERIE NAZIONALI	19.077	20.000	20.000
DIRITTO FISSO ERARIALE SUI CONCORSI PRONOSTICI	1.377	147.000	147.000
PROVENTI DERIVANTI DALLE LOTTERIE NAZIONALI AD ESTRAZIONE ISTANTANEA	761.678	1.529.000	1.529.000
ALTRI	194.802	175.000	175.000
TITOLO II - ENTRATE EXTRA-TRIBUTARIE	**78.406.214**	**28.873.704**	**22.275.834**
PROVENTI SPECIALI	170.444	652.397	652.397
PROVENTI DI SERVIZI PUBBLICI MINORI	17.042.185	3.821.823	3.100.453
PROVENTI DEI BENI DELLO STATO	949.249	330.700	229.200
PRODOTTI NETTI DI AZIENDE AUTONOME ED UTILI DI GESTIONE	-	1.660.000	1.660.000
INTERESSI SU ANTICIPAZIONI E CREDITI VARI DEL TESORO	4.957.737	4.971.890	3.896.890
RECUPERI, RIMBORSI E CONTRIBUTI	54.462.893	14.718.261	10.018.261
PARTITE CHE SI COMPENSANO NELLA SPESA	823.707	2.718.632	2.718.632
TOTALE ENTRATE TRIBUTARIE ED EXTRATIBUTARIE	**169.911.559**	**462.553.704**	**436.333.834**
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI	**58.618**	**1.350.356**	**1.350.356**
VENDITA DI BENI IMMOBILI ED AFFRANCAZIONE DI CANONI	5.717	451.800	451.800

ALLEGATO F

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DEI RIMBORSI IVA

ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2009

(MIGLIAIA DI EURO)

	RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZE PER L'ANNO 2009	CASSA PER L'ANNO 2009
AMMORTAMENTO DI BENI PATRIMONIALI	-	889.874	889.874
RIMBORSO DI ANTICIPAZIONI E DI CREDITI DEL TESORO	52.901	8.682	8.682
TOTALE ENTRATE FINALI	**169.970.177**	**463.904.061**	**437.684.191**
ACCENSIONE DI PRESTITI	-	**255.790.919**	**302.057.904**
TOTALE ENTRATE	**169.970.177**	**719.694.980**	**739.742.094**

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
	TITOLO I - SPESE CORRENTI	**26.875.553**	**450.765.286**	**467.692.072**
1.	**REDDITI DA LAVORO DIPENDENTE**	**4.575.846**	**89.132.499**	**90.830.692**
1.0.	SOMME NON RIPARTIBILI	907	30.721	30.721
1.1.	RETRIBUZIONI LORDE IN DENARO	4.001.725	61.467.023	63.151.289
1.1.0.	CL. ECONOMICA	-	30.285	30.285
1.1.1.	STIPENDI	3.251.803	56.293.656	57.923.135
1.1.2.	LAVORO STRAORDINARIO	109.458	1.189.646	1.197.953
1.1.3.	FONDO UNICO AMMINISTRAZIONE	391.676	615.123	647.063
1.1.4.	INCENTIVI PER L'OFFERTA FORMATIVA	128	44.835	44.835
1.1.5.	ALTRI COMPENSI AL PERSONALE	248.644	3.286.040	3.300.580
1.1.6.	LAVORO A TEMPO DETERMINATO	17	7.437	7.437
1.2.	RETRIBUZIONI IN NATURA	252.873	737.379	743.693
1.2.1.	BUONI PASTO	30.413	130.142	133.547
1.2.2.	MENSE	15.684	176.598	177.511
1.2.3.	VESTIARIO	85.535	97.970	99.965
1.2.4.	ALTRE	121.241	332.669	332.669
1.3.	CONTRIBUTI SOCIALI EFFETTIVI A CARICO DEL DATORE DI LAVORO	296.357	25.797.887	25.797.920
1.3.1.	CONTRIBUTI SOCIALI EFFETTIVI A CARICO DEL DATORE DI LAVORO	296.357	25.797.887	25.797.920
1.4.	CONTRIBUTI SOCIALI FIGURATIVI A CARICO DEL DATORE DI LAVORO	23.983	1.099.489	1.107.069
1.4.1.	CONTRIBUTI SOCIALI FIGURATIVI A CARICO DEL DATORE DI LAVORO	23.983	1.099.489	1.107.069
2.	**CONSUMI INTERMEDI**	**2.618.651**	**7.433.423**	**7.381.376**
2.0.	SOMME NON RIPARTIBILI	10.023	781.601	781.614
2.1.	ACQUISTO DI BENI	680.781	1.068.493	1.067.994
2.1.1.	BENI DI CONSUMO	298.548	934.802	935.164

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
2.1.2.	PUBBLICAZIONI PERIODICHE	5.043	15.059	16.058
2.1.3.	ARMI E MATERIALE BELLICO PER USI MILITARI	377.190	118.631	116.773
2.2.	ACQUISTO DI SERVIZI EFFETTIVI	1.927.847	5.583.244	5.531.683
2.2.0.	CL. ECONOMICA	-	3.646	3.646
2.2.1.	NOLEGGI, LOCAZIONI E LEASING OPERATIVO	84.940	885.539	757.180
2.2.2.	MANUTENZIONE ORDINARIA E RIPARAZIONI	824.435	541.491	546.540
2.2.3.	UTENZE, SERVIZI AUSILIARI, SPESE DI PULIZIA	85.643	264.349	255.141
2.2.4.	SPESE POSTALI E VALORI BOLLATI	13.398	22.917	22.910
2.2.5.	CORSI DI FORMAZIONE	31.448	74.881	75.226
2.2.6.	SPESE PER ACCERTAMENTI SANITARI RESI NECESSARI DALL'ATTIVITA' LAVORATIVA	14.103	25.430	25.721
2.2.7.	SPESE DI RAPPRESENTANZA, RELAZIONI PUBBLICHE, CONVEGNI E MOSTRE, PUBBLICITA'	21.289	101.922	102.453
2.2.8.	COMMISSIONI, COMITATI, CONSIGLI	32.990	115.931	116.929
2.2.9.	COMPENSI PER INCARICHI CONTINUATIVI	19.648	140.881	140.931
2.2.10.	STUDI, CONSULENZE, INDAGINI	62.148	56.216	58.313
2.2.11.	AGGI DI RISCOSSIONE	253.145	553.993	636.069
2.2.12.	COMMISSIONI SU TITOLI	-	642.384	642.384
2.2.13.	INDENNITA' DI MISSIONE E RIMBORSI SPESE VIAGGI	22.866	199.884	200.569
2.2.14.	ALTRI SERVIZI	455.889	1.838.246	1.832.136
2.2.15.	CANONI FIP	5.906	115.533	115.533
2.3.	ACQUISTO DI SERVIZI FIGURATIVI	-	84	84
2.3.1.	FITTI FIGURATIVI	-	84	84
3.	**IMPOSTE PAGATE SULLA PRODUZIONE**	**56.639**	**4.864.674**	**4.864.674**
3.0.	SOMME NON RIPARTIBILI	11	-	-
3.1.	IMPOSTE PAGATE SULLA PRODUZIONE	56.628	4.864.674	4.864.674

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
3.1.1.	IMPOSTE PAGATE SULLA PRODUZIONE	56.628	4.864.674	4.864.674
4.	**TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE**	**17.936.131**	**212.754.684**	**212.976.382**
4.0.	SOMME NON RIPARTIBILI	47.994	149.388	196.388
4.1.	AMMINISTRAZIONI CENTRALI	615.031	9.125.228	9.192.912
4.1.1.	ORGANI COSTITUZIONALI	305.427	7.250.581	7.250.581
4.1.2.	ENTI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	204.704	873.013	936.130
4.1.3.	ENTI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	73.067	469.669	469.669
4.1.4.	ENTI DI RICERCA	31.832	531.964	536.532
4.2.	AMMINISTRAZIONI LOCALI	12.694.185	115.898.991	116.006.005
4.2.0.	CL. ECONOMICA	-	-	-
4.2.1.	REGIONI	7.271.484	92.191.685	92.248.499
4.2.2.	COMUNI E PROVINCE	2.649.805	15.030.002	15.080.202
4.2.3.	ENTI PRODUTTORI DI SERVIZI SANITARI	234.132	304.883	304.883
4.2.5.	ENTI LOCALI PRODUTTORI DI SERVIZI ASSISTENZIALI RICREATIVI E CULTURALI	2.538.763	8.372.420	8.372.420
4.3.	ENTI DI PREVIDENZA	4.578.922	87.581.078	87.581.078
4.3.1.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	4.578.922	87.581.078	87.581.078
5.	**TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE**	**518.983**	**3.775.306**	**3.793.043**
5.0.	SOMME NON RIPARTIBILI	-	-	-
5.1.	PRESTAZIONI SOCIALI IN DENARO	47.712	1.262.662	1.262.662
5.1.1.	PRESTAZIONI DI ASSISTENZA SOCIALE	23.170	1.080.058	1.080.058
5.1.2.	ALTRE PRESTAZIONI	24.542	182.604	182.604
5.2.	TRASFERIMENTI SOCIALI IN NATURA	65.003	289.944	289.944
5.2.1.	TRASFERIMENTI DI ASSISTENZA SOCIALE	21.562	153.729	153.729
5.2.2.	ALTRE PRESTAZIONI	43.441	136.215	136.215

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
5.3.	ALTRI TRASFERIMENTI	406.269	2.222.700	2.240.437
5.3.1.	FAMIGLIE	297.875	623.602	623.799
5.3.2.	ISTITUZIONI SOCIALI PRIVATE	108.393	1.599.097	1.616.638
6.	**TRASFERIMENTI CORRENTI A IMPRESE**	**809.203**	**3.281.468**	**3.301.699**
6.0.	SOMME NON RIPARTIBILI	-	8.000	8.000
6.1.	CONTRIBUTI AI PRODOTTI E ALLA PRODUZIONE	622.068	3.105.234	3.116.565
6.1.0.	CL. ECONOMICA	-	-	-
6.1.1.	CONTRIBUTI ALLE IMPORTAZIONI	-	30.832	30.832
6.1.2.	ALTRI CONTRIBUTI AI PRODOTTI	229.114	1.587.005	1.597.266
6.1.3.	CONTRIBUTI IN CONTO INTERESSI	240.071	392.633	393.634
6.1.4.	ALTRI CONTRIBUTI ALLA PRODUZIONE	152.884	1.094.763	1.094.833
6.2.	ALTRI TRASFERIMENTI A IMPRESE	187.135	168.234	177.134
6.2.0.	CL. ECONOMICA	187.135	168.234	177.134
7.	**TRASFERIMENTI CORRENTI A ESTERO**	**302.104**	**1.493.288**	**1.502.750**
7.0.	SOMME NON RIPARTIBILI	-	-	-
7.1.	TRASFERIMENTI CORRENTI A ESTERO	302.104	1.493.288	1.502.750
7.1.1.	UNIONE EUROPEA	20.908	39.651	60.551
7.1.2.	ALTRO	281.196	1.453.637	1.442.200
8.	**RISORSE PROPRIE CEE**	**-**	**17.000.000**	**17.000.000**
8.0.	SOMME NON RIPARTIBILI	-	17.000.000	17.000.000
9.	**INTERESSI PASSIVI E REDDITI DA CAPITALE**	**11.171**	**81.320.133**	**81.329.084**
9.0.	SOMME NON RIPARTIBILI	-	2.000	2.000
9.1.	INTERESSI PASSIVI	11.171	81.318.133	81.327.084
9.1.1.	INTERESSI PASSIVI A BREVE	-	6.800.000	6.800.000

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
9.1.2.	INTERESSI PASSIVI SU TITOLI A LUNGA	-	63.425.000	63.425.000
9.1.3.	INTERESSI SU MUTUI	8.944	2.222.114	2.228.992
9.1.4.	ALTRI INTERESSI	2.227	8.871.019	8.873.092
10.	**POSTE CORRETTIVE E COMPENSATIVE**	**10.364**	**17.037.943**	**17.037.948**
10.0.	SOMME NON RIPARTIBILI	885	50.000	50.000
10.1.	RESTITUZIONI E RIMBORSO DI IMPOSTE	8.478	10.515.433	10.515.433
10.1.0.	CL. ECONOMICA	-	-	-
10.1.1.	RESTITUZIONE E RIMBORSO DI IMPOSTE DIRETTE	-	9.780.000	9.780.000
10.1.2.	RESTITUZIONE E RIMBORSO DI IMPOSTE INDIRETTE	8.478	735.433	735.433
10.2.	VINCITE LOTTO	-	4.500.032	4.500.032
10.2.0.	CL. ECONOMICA	-	4.500.000	4.500.000
10.2.1.	ALTRI	-	32	32
10.3.	ALTRE POSTE CORRETTIVE E COMPENSATIVE	1.001	1.972.478	1.972.483
10.3.0.	CL. ECONOMICA	1.001	1.972.478	1.972.483
11.	**AMMORTAMENTI**	**-**	**889.874**	**889.874**
11.1.	BENI MOBILI	-	704.005	704.005
11.1.0.	CL. ECONOMICA	-	704.005	704.005
11.2.	BENI IMMOBILI	-	185.869	185.869
11.2.0.	CL. ECONOMICA	-	185.869	185.869
12.	**ALTRE USCITE CORRENTI**	**36.460**	**11.781.995**	**26.784.550**
12.0.	SOMME NON RIPARTIBILI	-	8.574	8.574
12.1.	PREMI DI ASSICURAZIONE	172	3.294	3.320
12.1.0.	CL. ECONOMICA	172	3.294	3.320
12.2.	ALTRE USCITE CORRENTI	36.288	11.770.127	26.772.657

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
12.2.1.	FONDI SPECIALI	-	144.136	144.136
12.2.2.	FONDI DI RISERVA	32	5.719.305	20.719.306
12.2.3.	ALTRE SOMME NON ALTROVE CLASSIFICATE	36.256	5.906.686	5.909.215

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
	TITOLO II - SPESE IN CONTO CAPITALE	**31.666.580**	**46.634.223**	**49.750.062**
21.	**INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI**	**5.450.705**	**4.865.963**	**5.299.007**
21.0.	SOMME NON RIPARTIBILI	26.541	1.059.319	1.059.619
21.1.	INVESTIMENTI FISSI LORDI	5.403.952	3.791.181	4.223.925
21.1.1.	MEZZI DI TRASPORTO	100.468	98.564	98.564
21.1.2.	MOBILI, MACCHINARI, ATTREZZATURE	104.668	97.805	99.873
21.1.3.	FABBRICATI RESIDENZIALI	64.516	23.799	23.799
21.1.4.	FABBRICATI NON RESIDENZIALI	307.090	186.835	186.919
21.1.5.	OPERE PUBBLICHE	1.109.788	605.362	624.733
21.1.6.	SOFTWARE E HARDWARE	377.688	258.596	269.174
21.1.7.	INFRASTRUTTURE MILITARI	260.398	219.202	219.222
21.1.8.	ARMI LEGGERE E VEICOLI PER SICUREZZA PUBBLICA	82.900	78.302	78.302
21.1.9.	ALTRI INVESTIMENTI	2.996.435	2.222.716	2.623.339
21.2.	ACQUISTI DI TERRENI E BENI MATERIALI NON PRODOTTI	20.212	15.464	15.464
21.2.0.	CL. ECONOMICA	20.212	15.464	15.464
22.	**CONTRIBUTI AGLI INVESTIMENTI**	**10.112.352**	**20.459.379**	**21.602.835**
22.0.	SOMME NON RIPARTIBILI	49.351	20.822	20.828
22.1.	AMMINISTRAZIONI CENTRALI	1.558.042	10.422.643	10.456.680
22.1.0.	CL. ECONOMICA	4.224	-	500
22.1.1.	ENTI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	544.551	8.363.589	8.375.589
22.1.2.	ENTI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	-	102.014	102.014
22.1.3.	ENTI DI RICERCA	1.009.267	1.957.040	1.978.576
22.2.	AMMINISTRAZIONI LOCALI	6.741.935	8.560.496	8.952.638
22.2.0.	CL. ECONOMICA	464.539	3.907	43.907

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
22.2.1.	REGIONI	3.134.178	5.021.458	5.212.417
22.2.2.	COMUNI E PROVINCE	2.072.796	3.015.491	3.069.091
22.2.3.	ENTI PRODUTTORI DI SERVIZI SANITARI	28.000	6.566	6.566
22.2.4.	ENTI LOCALI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	710.943	426.520	534.104
22.2.5.	ENTI LOCALI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	331.479	86.554	86.554
22.3.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	1.763.025	1.455.418	2.172.689
22.3.1.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	1.763.025	1.455.418	2.172.689
23.	**CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE**	**7.333.842**	**10.324.414**	**11.474.395**
23.0.	SOMME NON RIPARTIBILI	30.282	10.000	10.000
23.1.	IMPRESE PRIVATE	6.652.831	5.218.988	6.360.936
23.1.0.	CL. ECONOMICA	57.950	7.725	37.725
23.1.1.	IMPRESE PRIVATE	6.594.874	5.211.254	6.323.202
23.1.6.	ALTRI	7	9	9
23.2.	IMPRESE PUBBLICHE	650.729	5.095.427	5.103.459
23.2.1.	IMPRESE PUBBLICHE	650.729	5.095.427	5.103.459
24.	**CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE**	**124.236**	**95.553**	**162.414**
24.0.	SOMME NON RIPARTIBILI	-	11.587	11.587
24.1.	FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	124.236	83.966	150.827
24.1.0.	CL. ECONOMICA	124.236	83.966	150.827
25.	**CONTRIBUTI AGLI INVESTIMENTI A ESTERO**	**213.171**	**204.523**	**347.082**
25.1.	ESTERO	213.171	204.523	347.082
25.1.1.	UNIONE EUROPEA	-	58.130	58.130
25.1.2.	ALTRO	213.171	146.392	288.951
26.	**ALTRI TRASFERIMENTI IN CONTO CAPITALE**	**7.734.331**	**10.314.480**	**10.316.622**

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
26.0.	SOMME NON RIPARTIBILI	11	4.000	4.000
26.1.	AMMINISTRAZIONI PUBBLICHE	43.777	1.664.218	1.664.341
26.1.1.	RIPIANO DEBITI PREGRESSI	32.066	1.610.301	1.610.301
26.1.2.	TRASFERIMENTI A ENTI PREVIDENZIALI IN RELAZIONE AD OPERAZIONI DI CARTOLARIZZAZIONE	-	-	-
26.1.3.	ALTRI	11.711	53.917	54.040
26.2.	IMPRESE	5.707.673	175.260	175.260
26.2.0.	CL. ECONOMICA	-	75.370	75.370
26.2.1.	RIPIANO DEBITI PREGRESSI	5.672.150	-	-
26.2.2.	ALTRI	35.523	99.891	99.891
26.3.	FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	1	522	522
26.3.2.	ALTRI	1	522	522
26.4.	ALTRI TRASFERIMENTI	1.982.869	8.470.479	8.472.498
26.4.1.	FONDI SPECIALI	-	-	-
26.4.3.	SOMME NON ALTROVE CLASSIFICATE	1.982.869	8.470.479	8.472.498
31.	**ACQUISIZIONI DI ATTIVITA' FINANZIARIE**	**697.943**	**369.911**	**547.707**
31.0.	SOMME NON RIPARTIBILI	-	-	-
31.3.	CONCESSIONE DI PRESTITI	618.925	220.000	397.796
31.3.1.	A BREVE TERMINE	-	-	-
31.3.2.	A LUNGO TERMINE	618.925	220.000	397.796
31.4.	AZIONI E ALTRE PARTECIPAZIONI	79.018	149.911	149.911
31.4.3.	ALTRE PARTECIPAZIONI	79.018	149.911	149.911

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2009

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2008	COMPETENZA PER L' ANNO 2009	CASSA PER L' ANNO 2009
	TITOLO III - RIMBORSO PASSIVITA' FINANZIARIE	**3.688.797**	**215.245.470**	**215.249.960**
61.	**RIMBORSO PASSIVITA' FINANZIARIE**	**3.688.797**	**215.245.470**	**215.249.960**
61.2.	TITOLI	3.678.123	213.353.000	213.354.000
61.2.1.	A BREVE TERMINE	-	78.000.000	78.000.000
61.2.2.	A LUNGO TERMINE	3.678.123	135.353.000	135.354.000
61.3.	PRESTITI	10.674	1.892.470	1.895.960
61.3.2.	A LUNGO TERMINE	10.674	1.892.470	1.895.960
	TOTALE GENERALE	**62.230.930**	**712.644.980**	**732.692.094**

END